Exhibit 99.1

Deutsche Bank
Interim Report as of September 30, 2015

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2015	Sep 30, 2014
Share price at period end	€ 24.07	€ 27.78 [1]

Share price high	€ 33.42	€ 38.15 [1]

Share price low	€ 22.95	€ 24.17 [1]

Basic earnings per share	€ (3.53) [2]	€ 1.03 [3]

Diluted earnings per share	€ (3.53) [2]	€ 1.00 [3]

Average shares outstanding, in m., basic	1,388	1,193 [3]

Average shares outstanding, in m., diluted	1,388	1,222 [3]

Post-tax return on average shareholders’ equity	(8.8) %	2.7%

Post-tax return on average active equity	(9.0) %	2.8%

Post-tax return on average tangible shareholders’ equity	(11.2) %	3.6%

Cost/income ratio [4]	110.5%	85.0%

Compensation ratio [5]	37.9%	39.5%

Noncompensation ratio [6]	72.6%	45.4%

in € m.
Total net revenues	26,883	24,116

Provision for credit losses	576	765

Total noninterest expenses	29,700	20,488

Income (loss) before income taxes	(3,393)	2,864

Net income (loss)	(4,647)	1,250

in € bn. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014
Total assets	1,719	1,709

Total shareholders’ equity	63.9	68.4

Book value per basic share outstanding	€ 46.16	€ 49.32

Tangible book value per basic share outstanding	€ 38.99	€ 38.53

Common Equity Tier 1 capital ratio (CRR/CRD 4) [7]	13.4%	15.2%

Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) [7]	11.5%	11.7%

Tier 1 capital ratio (CRR/CRD 4) [8]	15.0%	16.1%

Tier 1 capital ratio (CRR/CRD 4 fully loaded) [8]	12.6%	12.9%

Number
Branches	2,792	2,814
thereof in Germany	1,829	1,845

Employees (full-time equivalent)	100,407	98,138
thereof in Germany	45,921	45,392

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]

To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).

[2]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[4]	Total noninterest expenses as a percentage of total net revenues before provision for credit losses.
[5]	Compensation and benefits as a percentage of total net revenues before provision for credit losses.
[6]	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues before provision for credit losses.
[7]	Common Equity Tier 1 capital as a percentage of the risk-weighted assets for credit, market and operational risk.
[8]	Tier 1 Capital as a percentage of the risk-weighted assets for credit, market and operational risk.
[9]	DBRS initiated rating coverage for Deutsche Bank on February 27, 2015.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Content	1
Interim Report as of September 30, 2015

Deutsche Bank	Management Report	2
Interim Report as of September 30, 2015	Operating and Financial Review
	Deutsche Bank Performance

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth (%) [1]	Sep 30, 2015	Jun 30, 2015	Main driver
Global Economy	3.1%	3.2% [2]	Slowdown in growth in industrialized and emerging markets due to ongoing
Thereof: Industrialized countries	1.8%	2.0% [2]	weak global trade, high debt levels and structural weaknesses. Domestic
Thereof: Emerging markets	4.2%	4.3% [2]	economies stabilize, particularly in industrial countries.

Eurozone Economy	1.7%	1.5% [2]	Low oil prices, extremely expansive monetary policy.
Thereof: German economy	1.8%	1.6% [2]	Solid private consumption, but external headwinds.

U.S. Economy	2.1%	2.7% [2]	Stronger U.S. dollar drag on export-oriented sectors, solid performance of domestic economy (consumption, housing).

Japanese Economy	1.1%	0.9% [2]	Weak international environment dampens.

Asian Economy [3]	6.3%	6.3% [2]	Weak demand from China and industrial countries.
Thereof: Chinese Economy	6.9%	7.0%	Slowdown of secondary industries partly compensated by primary and tertiary sectors.

[1]	Sources: National Authorities unless stated otherwise.
[2]	Sources: Deutsche Bank Research Forecasts.
[3]	Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

In the eurozone, loans to households continued to expand slightly in the third quarter of 2015, and lending to companies showed a minimal increase in year-on-year terms for the first time since the beginning of 2012. The upswing in deposit volumes continued in spite of extremely low interest rates: Corporate deposits reached the € 2 trillion mark for the first time, while private households held deposits of roughly € 6.5 trillion. After a strong expansion of their balance sheets at the beginning of the year the banks in the eurozone generally reported a slight decline over the last few months. At the same time, their level of equity capital showed an improvement. In Germany, lending business was positively influenced by the expansion of mortgage lending in particular. Consumer loans and corporate lending picked up there slightly, too.

In the U.S., the pace of corporate lending growth slowed considerably after pronounced increases at the start of the year, although growth is still high. The residential mortgage business declined slightly, whereas consumer loans continued to recover. For the second quarter in a row, private sector deposits grew significantly less than the average in previous years, with the growth rate declining further to now only 4.8%.

In Japan, the growth of lending and deposits was above the long-term trend. In China, loans and deposits relating to both households and companies increased somewhat more slowly than previously. However, the respective rates remained at high levels.

Deutsche Bank Performance

Results in the third quarter 2015 were impacted by an impairment of € 5.8 billion in goodwill and other intangible assets in our CB&S and PBC operating segments, provisions for regulatory and litigation matters of € 1.2 billion and an impairment charge of € 649 million due to the revaluation of our stake in Hua Xia Bank Co. Ltd. reflecting both the change in strategic intent for this investment and general market pressure in China. The

Deutsche Bank	Management Report	3
Interim Report as of September 30, 2015	Operating and Financial Review
	Consolidated Results of Operations

impairments related to goodwill, other intangible assets, and Hua Xia Bank Co. Ltd. do not impact our regulatory capital ratios. Our CRR/CRD 4 fully-loaded Common Equity Tier 1 ratio was 11.5 % at September 30, 2015, which includes the impact of additional value adjustments based on the EBA Regulatory Technical Standards on prudent valuation that were adopted in the quarter as well as the reversal of past dividend accruals due to the negative income.

The key financial results for the Group in the first nine months 2015 and 2014 are summarized in the table below:

Group Key Financials	Sep 30, 2015	Sep 30, 2014
Net revenues	€ 26.9 bn	€ 24.1 bn

Income (loss) before income taxes	€ (3.4) bn	€ 2.9 bn

Net income (loss)	€ (4.6) bn	€ 1.2 bn

Post-tax return on average tangible shareholders’ equity [1]	(11.2) %	3.6%

Post-tax return on average active equity [1]	(9.0) %	2.8%

Cost/income ratio [2]	110.5%	85.0%

Cost savings [3]	€ 4.2 bn	€ 2.9 bn

Costs to achieve savings [4]	€ 3.4 bn	€ 2.7 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [5]	11.5%	11.5%

Fully loaded CRR/CRD 4 leverage ratio [6]	3.6%	3.3%

[1]

Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Cost savings resulting from the implementation of the OpEx program.
[4]	Costs-to-achieve (CtA) savings are costs which are directly required for the realization of savings in the OpEx program.
[5]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[6]	Further detail on the calculation of this ratio is provided in the Risk Report.

Consolidated Results of Operations

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues:
Thereof:
CB&S	3,172	3,119	53	2	12,139	10,668	1,471	14
PBC	1,851	2,375	(524)	(22)	6,679	7,176	(497)	(7)
GTB	1,164	1,032	132	13	3,441	3,080	361	12
Deutsche AWM	1,198	1,266	(68)	(5)	3,992	3,464	529	15
NCOU	169	11	158	N/M	706	20	686	N/M

Total net revenues	7,330	7,864	(534)	(7)	26,883	24,116	2,767	11

Provision for credit losses	207	269	(62)	(23)	576	765	(189)	(25)

Noninterest expenses:

Compensation and benefits	3,309	3,190	119	4	10,189	9,530	659	7

General and administrative expenses	4,171	4,049	122	3	13,575	10,624	2,951	28

Policyholder benefits and claims	(29)	77	(106)	N/M	134	209	(75)	(36)

Impairment of goodwill and other intangible assets	5,770	0	5,770	N/M	5,770	0	5,770	N/M

Restructuring activities	2	13	(10)	(83)	31	125	(94)	(75)

Total noninterest expenses	13,224	7,328	5,895	80	29,700	20,488	9,212	45

Income (loss) before income taxes	(6,101)	266	(6,367)	N/M	(3,393)	2,864	(6,257)	N/M

Income tax expense (benefit)	(77)	358	(435)	N/M	1,254	1,614	(360)	(22)

Net income (loss)	(6,024)	(92)	(5,933)	N/M	(4,647)	1,250	(5,897)	N/M

N/M – Not meaningful

Deutsche Bank	Management Report	4
Interim Report as of September 30, 2015	Operating and Financial Review
	Consolidated Results of Operations

2015 to 2014 Three Months Comparison

Results in the third quarter 2015 were impacted by an impairment of € 5.8 billion in goodwill and other intangible assets in our CB&S and PBC operating segments, an impairment charge of € 649 million on our investment in Hua Xia Bank Co. Ltd. and provisions for regulatory and litigation matters of € 1.2 billion. Furthermore, our revenues were impacted by challenging market conditions with persistent low interest rates and uncertainty around the Federal Reserve’s interest rate policy. Higher net revenues supported by favourable movements in foreign exchange were reported across CB&S, GTB and the NCOU, which were more than offset by the decline in revenues in PBC due to the aforementioned impairment on Hua Xia Bank Co. Ltd. and Deutsche AWM. Savings from our OpEx program were more than offset by unfavorable effects from foreign exchange movements and the aforementioned charges.

Group net revenues decreased by € 534 million, or 7%, to € 7.3 billion. CB&S revenues were € 3.2 billion, an increase of € 53 million, or 2%. PBC revenues significantly decreased by € 524 million, or 22 % to € 1.9 billion. In GTB, revenues increased by € 132 million, or 13 % to € 1.2 billion. Deutsche AWM revenues decreased by € 68 million, or 5%, from € 1.3 billion to € 1.2 billion. NCOU revenues were € 169 million, an increase of € 158 million. Revenues in C&A were negative € 224 million compared to € 61 million.

The decrease in our provision for credit losses by € 62 million, or 23 % results from improved provision levels across almost all businesses and continued releases in part related to non-performing loan sales. The overall reduction is partly offset by increased provisioning in CB&S mainly driven by the Shipping portfolio.

Noninterest expenses were € 13.2 billion, an increase of € 5.9 billion, or 80%, mainly due to the aforementioned goodwill and other intangible impairments, litigation-related charges and unfavorable effects from foreign exchange rate movements. Compensation and benefits amounted to € 3.3 billion, an increase of € 119 million, or 4%, mainly due to the aforementioned unfavorable exchange rate movements as well as the ongoing hires for regulatory roles. General and administrative expenses of € 4.2 billion increased by € 122 million, or 3 % primarily due to the aforementioned litigation-related charges of € 1.2 billion compared to € 894 million in 2014. Noninterest expenses were further negatively affected by goodwill and other intangible impairments of € 5.8 billion in the third quarter 2015. Offsetting effects include benefits from the ongoing implementation of our OpEx program and deconsolidation effects from the sale of The Cosmopolitan of Las Vegas in 2014 as well as lower cost-to-achieve for the OpEx program. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, decreased by € 106 million.

Loss before income taxes was € 6.1 billion versus income before income taxes of € 266 million in the prior year quarter. This decrease was predominantly driven by the aforementioned effects due to impairments related to goodwill, intangible assets, impairment related to Hua Xia Bank Co. Ltd. and litigation provision.

Net loss was € 6.0 billion, compared to € 92 million in the prior year comparative period. Income tax benefit in the current quarter was € 77 million versus € 358 million income tax expense in the comparative period. The current quarter’s effective tax rate of 1 % was mainly impacted by non-tax deductible impairments of goodwill and litigation charges. The prior year’s quarter effective tax rate of 134 % was mainly impacted by non-tax deductible litigation charges.

Deutsche Bank	Management Report	5
Interim Report as of September 30, 2015	Operating and Financial Review
	Segment Results of Operations

2015 to 2014 Nine Months Comparison

In the first nine months 2015 results were impacted by the aforementioned impairments related to goodwill, other intangible assets and on our investment in Hua Xia Bank Co. Ltd., as well as litigation provisions. Higher net revenues were reported across CB&S, GTB, Deutsche AWM and NCOU partly offset by a decline in PBC (due to the aforementioned impairment charge on Hua Xia Bank Co. Ltd.). Savings from our OpEx program were more than offset by charges for bank levy, increased regulatory requirements, continued investments in integrating platforms, process enhancements, negative effect from foreign exchange movements and the aforementioned charges.

Group net revenues increased by € 2.8 billion, or 11%, to € 26.9 billion, supported by favorable movements in foreign exchange rates. CB&S revenues were € 12.1 billion, an increase of € 1.5 billion, or 14%. PBC revenues decreased by € 497 million, or 7 % to € 6.7 billion. In GTB, revenues increased by € 361 million, or 12 % to € 3.4 billion. Deutsche AWM revenues of € 4.0 billion increased by € 529 million, or 15%. NCOU revenues were € 706 million, an increase of € 686 million. Revenues in C&A were negative € 74 million compared to negative € 292 million.

Provision for credit losses was € 576 million, a decrease of € 189 million, or 25%. This reduction results from improved provision levels across almost all businesses and continued releases largely related to non-performing loan sales. Increased provisioning in CB&S driven by our Shipping and Leveraged Finance portfolios partly offset the overall reduction in the other business units.

Noninterest expenses were € 29.7 billion, an increase of € 9.2 billion, or 45 % mainly due to goodwill and other intangible impairments, litigation-related charges and unfavorable effects from foreign exchange rate movements. Compensation and benefits, which amounted to € 10.2 billion, were up € 659 million, or 7%, mainly due to the aforementioned unfavorable exchange rate movements as well as the ongoing hiring for regulatory roles, market driven adjustments as well as other hires in selected areas. General and administrative expenses were € 13.6 billion, an increase of € 3.0 billion, or 28%. Litigation-related charges were € 4.0 billion compared to € 1.4 billion in 2014. Bank levy costs increased by € 456 million due to a change in bank levy regime. Noninterest expenses were further affected by goodwill and other intangible impairments of € 5.8 billion in 2015 compared to none in the prior period and higher regulatory induced expenses. Offsetting effects include the lower cost-to-achieve for our OpEx program, ongoing savings from the OpEx program and deconsolidation effects following the sales of The Cosmopolitan of Las Vegas and BHF-BANK in 2014 non-recurring in the current year quarter. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 134 million, a decrease by € 75 million compared to 2014.

Loss before income taxes was € 3.4 billion versus income before income taxes of € 2.9 billion in the prior year comparative period. This decrease was predominantly driven by the aforementioned effects due to impairments related to goodwill, other intangible assets and Hua Xia Bank Co. Ltd. and litigation provisions partly offset by positive revenue developments and non-recurrence of provisions for credit losses in the current year period.

Net loss for the first nine months 2015 was € 4.6 billion, compared to income of € 1.2 billion in the prior year comparative period. Income tax expense was € 1.3 billion in the first nine months of 2015 (3Q2014: € 1.6 billion). The effective tax rate of negative 37% (3Q2014: 56%) was mainly impacted by non-tax deductible impairments of goodwill and litigation charges.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2015 and September 30, 2014.

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Interim Report as of September 30, 2015	Operating and Financial Review
	Segment Results of Operations

See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Sep 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,172	1,851	1,164	1,198	169	(224)	7,330

Provision for credit losses	56	116	34	0	2	(1)	207

Noninterest expenses:

Compensation and benefits	919	698	168	426	18	1,079	3,309

General and administrative expenses	2,766	1,069	558	538	426	(1,187)	4,171

Policyholder benefits and claims	0	0	0	(29)	0	0	(29)

Impairment of goodwill and other intangible assets	2,168	3,603	0	0	0	0	5,770

Restructuring activities	1	(1)	2	0	0	0	2

Total noninterest expenses	5,854	5,369	728	935	444	(107)	13,224

Noncontrolling interests	(13)	0	0	0	1	12	0

Income (loss) before income taxes	(2,726)	(3,634)	402	263	(278)	(127)	(6,101)

Cost/income ratio (in %)	185	N/M	63	78	N/M	N/M	180

Assets	1,220,293	255,345	110,134	90,505	33,518	9,579	1,719,374

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	201,017	79,434	54,084	19,887	41,447	11,757	407,626

CRR/CRD 4 leverage exposure measure (spot value at reporting date) [1]	802,207	263,856	214,126	75,557	59,052	5,479	1,420,276

Average active equity	31,054	15,795	7,633	8,095	5,837	0	68,415

Post-tax return on average tangible shareholders’ equity (in %)[2]	(27)	(81)	16	26	N/M	N/M	(44)

Pre-tax return on average active equity (in %)	(35)	(92)	21	13	0	0	(36)

Post-tax return on average active equity (in %)[2]	(23)	(59)	14	8	N/M	N/M	(35)

N/M – Not meaningful

[1]	Until September 30, 2014 based on CRR/CRD 4 rules prior to their revision; from October 1, 2014 on based on current CRR/CRD 4 rules.
[2]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 1 % for the three months ended September 30, 2015. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

	Three months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,119	2,375	1,032	1,266	11	61	7,864

Provision for credit losses	33	150	43	1	42	0	269

Noninterest expenses:

Compensation and benefits	909	717	159	375	22	1,009	3,190

General and administrative expenses	1,850	1,180	502	519	1,003	(1,006)	4,049

Policyholder benefits and claims	0	0	0	77	0	0	77

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0

Restructuring activities	6	1	(1)	6	1	0	13

Total noninterest expenses	2,765	1,897	660	977	1,026	3	7,328

Noncontrolling interests	2	0	0	0	0	(3)	0

Income (loss) before income taxes	319	328	329	287	(1,058)	61	266

Cost/income ratio (in %)	89	80	64	77	N/M	5	93

Assets	1,204,717	261,206	109,764	78,438	44,933	10,132	1,709,189

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	183,502	79,983	42,829	15,823	59,944	19,425	401,505

CRR/CRD 4 leverage exposure measure (spot value at reporting date)[1]	842,035	260,539	209,369	79,887	61,476	24,504	1,477,811

Average active equity	28,588	15,338	6,525	6,716	7,763	0	64,930

Post-tax return on average tangible shareholders’ equity (in %)[2]	3	8	15	36	N/M	N/M	(1)

Pre-tax return on average active equity (in %)	4	9	20	17	N/M	N/M	2

Post-tax return on average active equity (in %)[2]	3	6	13	11	N/M	N/M	(1)

N/M – Not meaningful

[1]	Until September 30, 2014 based on CRR/CRD 4 rules prior to their revision; from October 1, 2014 on based on current CRR/CRD 4 rules.
[2]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 134 % for the three months ended September 30, 2014. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

Deutsche Bank	Management Report	7
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

	Nine months ended Sep 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	12,139	6,679	3,441	3,992	706	(74)	26,883

Provision for credit losses	150	351	36	5	35	0	576

Noninterest expenses:

Compensation and benefits	2,983	2,096	520	1,243	72	3,276	10,189

General and administrative expenses	7,665	3,246	1,794	1,635	2,164	(2,929)	13,575

Policyholder benefits and claims	0	0	0	134	0	0	134

Impairment of goodwill and other intangible assets	2,168	3,603	0	0	0	0	5,770

Restructuring activities	31	(2)	(1)	0	2	0	31

Total noninterest expenses	12,846	8,943	2,313	3,012	2,238	347	29,700

Noncontrolling interests	25	0	0	(1)	1	(26)	0

Income (loss) before income taxes	(882)	(2,615)	1,092	976	(1,569)	(396)	(3,393)

Cost/income ratio (in %)	106	134	67	75	N/M	N/M	110

Assets	1,220,293	255,345	110,134	90,505	33,518	9,579	1,719,374

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	201,017	79,434	54,084	19,887	41,447	11,757	407,626

CRR/CRD 4 leverage exposure measure (spot value at reporting date)[1]	802,207	263,856	214,126	75,557	59,052	5,479	1,420,276

Average active equity	31,257	15,978	7,480	7,906	6,921	10	69,553

Post-tax return on average tangible shareholders’ equity (in %)[2]	(3)	(19)	15	33	N/M	N/M	(11)

Pre-tax return on average active equity (in %)	(4)	(22)	19	16	N/M	N/M	(7)

Post-tax return on average active equity (in %)[2]	(2)	(14)	13	11	N/M	N/M	(9)

N/M – Not meaningful

[1]	Until September 30, 2014 based on CRR/CRD 4 rules prior to their revision; from October 1, 2014 on based on current CRR/CRD 4 rules.
[2]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was negative 37 % for the nine months ended September 30, 2015. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

	Nine months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	10,668	7,176	3,080	3,464	20	(292)	24,116

Provision for credit losses	93	435	114	(7)	128	1	765

Noninterest expenses:

Compensation and benefits	2,892	2,129	474	1,052	88	2,895	9,530

General and administrative expenses	4,986	3,423	1,580	1,532	1,990	(2,888)	10,624

Policyholder benefits and claims	0	0	0	209	0	0	209

Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0

Restructuring activities	86	7	8	20	4	0	125

Total noninterest expenses	7,965	5,559	2,061	2,813	2,082	7	20,488

Noncontrolling interests	24	1	0	0	0	(24)	0

Income (loss) before income taxes	2,586	1,181	905	658	(2,190)	(276)	2,864

Cost/income ratio (in %)	75	77	67	81	N/M	N/M	85

Assets	1,204,717	261,206	109,764	78,438	44,933	10,132	1,709,189

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	183,502	79,983	42,829	15,823	59,944	19,425	401,505

CRR/CRD 4 leverage exposure measure (spot value at reporting date)[1]	842,035	260,539	209,369	79,887	61,476	24,504	1,477,811

Average active equity	24,366	14,641	5,828	6,385	7,619	0	58,840

Post-tax return on average tangible shareholders’ equity (in %)[2]	11	10	16	32	N/M	N/M	4

Pre-tax return on average active equity (in %)	14	11	21	14	N/M	N/M	6

Post-tax return on average active equity (in %)[2]	9	7	13	9	N/M	N/M	3

N/M – Not meaningful

[1]	Until September 30, 2014 based on CRR/CRD 4 rules prior to their revision; from October 1, 2014 on based on current CRR/CRD 4 rules.
[2]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 56 % for the nine months ended September 30, 2014. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

Deutsche Bank	Management Report	8
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

Corporate Divisions

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,725	1,435	291	20	6,477	5,693	784	14

Sales & Trading (equity)	588	729	(141)	(19)	2,575	2,200	375	17

Origination (debt)	378	361	17	5	1,267	1,135	132	12

Origination (equity)	77	175	(97)	(56)	536	600	(64)	(11)

Advisory	181	155	26	17	471	393	79	20

Loan products	254	340	(86)	(25)	814	849	(35)	(4)

Other products	(32)	(76)	44	(58)	(1)	(201)	200	(100)

Total net revenues	3,172	3,119	53	2	12,139	10,668	1,471	14

Provision for credit losses	56	33	23	68	150	93	56	60

Noninterest expenses:

Compensation and benefits	919	909	10	1	2,983	2,892	90	3

General and administrative expenses	2,766	1,850	916	50	7,665	4,986	2,678	54

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	2,168	0	2,168	N/M	2,168	0	2,168	N/M

Restructuring activities	1	6	(4)	(74)	31	86	(56)	(64)

Total noninterest expenses	5,854	2,765	3,090	112	12,846	7,965	4,881	61

Noncontrolling interests	(13)	2	(15)	N/M	25	24	1	6

Income (loss) before income taxes	(2,726)	319	(3,045)	N/M	(882)	2,586	(3,468)	N/M

N/M – Not meaningful

Deutsche Bank	Management Report	9
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

2015 to 2014 Three Months Comparison

CB&S results in the third quarter 2015 included an impairment on goodwill as well as provisions for regulatory and litigation matters. In addition, revenues were impacted by volatile equity markets and uncertainty around Federal Reserve interest rate policy. Net revenues were € 3.2 billion, an increase of € 53 million, or 2%. Excluding favorable movements in foreign exchange rates, net revenues would have decreased.

Sales & Trading (debt and other products) net revenues were € 1.7 billion, an increase of € 291 million, or 20%. Revenues in Rates increased significantly driven by higher client activity and lower Funding Valuation Adjustment (FVA) losses. Emerging Markets revenues were significantly higher driven by strong client activity despite a challenging environment. Revenues in Flow Credit were significantly higher due to higher client activity notably in Europe, reflecting an improved trading environment. Revenues in Distressed Products were higher driven by strong performance in Europe. Credit Solutions revenues were lower reflecting weaker market conditions, notably in APAC. Revenues in Global Liquidity Management were lower driven by weaker performance in Europe. RMBS revenues decreased significantly reflecting challenging market conditions. Foreign Exchange revenues were in line with the third quarter 2014. Sales & Trading (debt and other products) net revenues included two valuation adjustment items totalling a gain of € 58 million: first, a mark-to-market gain of € 73 million (2014: a loss of € 20 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA) and second, a FVA loss of € 15 million (2014: a loss of € 126 million).

Sales & Trading (equity) generated net revenues of € 588 million, a decrease of € 141 million, or 19%. Equity Trading revenues were lower reflecting challenging market conditions compared to a strong third quarter 2014. Equity Derivatives revenues were significantly lower reflecting losses on client driven inventory in both Europe and the US. Prime Finance revenues were higher due to increased client balances.

Origination and Advisory generated net revenues of € 637 million, a decrease of € 54 million, or 8%. Revenues in Equity Origination were significantly lower driven by lower market volumes. Advisory revenues were higher reflecting an increased fee pool. Debt Origination revenues were in line with the third quarter 2014.

Loan products net revenues were € 254 million, a decrease of € 86 million, or 25%, driven by credit spread movements in Lending and lower margin income in Commercial Real Estate.

Net revenues from Other products were a loss of € 32 million (2014: a loss of € 76 million). Net revenues from Other products included a loss of € 13 million (2014: a loss of € 28 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 56 million (2014: a net charge of € 33 million), due to increased provisions taken in the Shipping portfolio.

Noninterest expenses of € 5.9 billion increased by € 3.1 billion, or 112%. This increase was driven by a goodwill impairment of € 2.2 billion related to businesses acquired in the past for a consideration that exceeded the fair value of identifiable net assets, including Bankers Trust in 1999. In addition noninterest expenses were negatively impacted by materially higher litigation costs and adverse movements in foreign exchange rates.

Loss before income taxes was € 2.7 billion (2014: € 319 million gain). The decrease was driven by the aforementioned goodwill impairment and higher litigation costs.

Deutsche Bank	Management Report	10
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

2015 to 2014 Nine Months Comparison

CB&S results in the first nine months of 2015 included provisions for regulatory and litigation matters and an impairment on goodwill. Revenues were solid driven by increased market volatility and favorable movements in foreign exchange rates.

Sales & Trading (debt and other products) net revenues were € 6.5 billion, an increase of € 784 million, or 14%. Revenues in Foreign Exchange were significantly higher driven by increased market volatility. Revenues in Rates were significantly higher reflecting increased client activity across Europe and North America. Flow Credit revenues were significantly higher driven by an improved market environment. RMBS revenues were significantly lower reflecting continued challenging market conditions. Global Liquidity Management revenues were lower driven by subdued performance in Europe. Revenues in Credit Solutions were lower reflecting weaker market conditions. Revenues in Distressed Products and Emerging Markets were both in line with the first nine months of 2014. Sales & Trading (debt and other products) net revenues included two valuation adjustment items totalling a loss of € 52 million: first, a mark-to-market gain of € 144 million (2014: a loss of € 34 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA) and second, a Funding Valuation Adjustment (FVA) loss of € 196 million (2014: a loss of € 108 million) including a negative impact of € 84 million due to a calculation refinement.

Sales & Trading (equity) generated net revenues of € 2.6 billion, an increase of € 375 million, or 17%. Prime Finance revenues were significantly higher driven by increased client balances. Revenues in Equity Derivatives and Equity Trading were in line with the first nine months of 2014.

Origination and Advisory generated net revenues of € 2.3 billion, an increase of € 147 million, or 7%. Revenues in Advisory were higher reflecting an increased fee pool. Debt Origination revenues were higher driven by strong performance in North America. Equity Origination revenues were lower reflecting challenging market conditions.

Loan products net revenues were € 814 million, in line with last year (2014: € 849 million).

Net revenues from Other products were a loss of € 1 million (2014: a loss of € 201 million). Net revenues from Other products included a gain of € 79 million (2014: a loss of € 133 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 150 million (2014: net charge of € 93 million), due to increased provisions taken in the Shipping and Leveraged Finance portfolios.

Noninterest expenses increased by € 4.9 billion, or 61%. This increase was driven by materially higher litigation costs, the aforementioned goodwill impairment, adverse movements in foreign exchange rates, bank levies and costs relating to meeting regulatory requirements.

Loss before income taxes was € 882 million (2014: € 2.6 billion gain), driven by higher litigation costs, the aforementioned goodwill impairment, and higher regulatory driven expenditure including bank levy charges, partially offset by solid revenues.

Deutsche Bank	Management Report	11
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

Private & Business Clients Corporate Division (PBC)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues:

Credit products	946	866	80	9	2,789	2,570	220	9

Deposit products	665	742	(77)	(10)	2,044	2,247	(203)	(9)

Payments, cards & account products	244	249	(5)	(2)	718	742	(24)	(3)

Investment & insurance products	332	306	27	9	1,093	962	131	14

Postal and supplementary Postbank Services	60	103	(43)	(42)	182	311	(129)	(42)

Other products	(396)	109	(505)	N/M	(148)	343	(491)	N/M

Total net revenues	1,851	2,375	(524)	(22)	6,679	7,176	(497)	(7)

Provision for credit losses	116	150	(34)	(23)	351	435	(85)	(19)

Noninterest expenses:

Compensation and benefits	698	717	(18)	(3)	2,096	2,129	(33)	(2)

General and administrative expenses	1,069	1,180	(110)	(9)	3,246	3,423	(177)	(5)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	3,603	0	3,603	N/M	3,603	0	3,603	N/M

Restructuring activities	(1)	1	(2)	N/M	(2)	7	(9)	N/M

Total noninterest expenses	5,369	1,897	3,472	183	8,943	5,559	3,384	61

Noncontrolling interests	0	0	0	N/M	0	1	0	N/M

Income (loss) before income taxes	(3,634)	328	(3,962)	N/M	(2,615)	1,181	(3,797)	N/M

Breakdown of PBC by business [1]

Private & Commercial Banking:

Net revenues	1,027	932	95	10	2,900	2,881	19	1

Provision for credit losses	8	20	(12)	(60)	37	59	(22)	(37)

Noninterest expenses	1,395	871	524	60	2,978	2,484	494	20

Income (loss) before income taxes	(376)	41	(417)	N/M	(115)	338	(454)	N/M

Advisory Banking International:

Net revenues	(94)	530	(624)	N/M	1,090	1,581	(490)	(31)

Provision for credit losses	44	57	(13)	(23)	161	187	(26)	(14)

Noninterest expenses	493	313	180	58	1,130	983	147	15

Income (loss) before income taxes	(630)	160	(790)	N/M	(201)	411	(611)	N/M

Postbank: [2]

Net revenues	918	913	4	0	2,688	2,714	(26)	(1)

Provision for credit losses	64	73	(9)	(12)	153	190	(37)	(19)

Noninterest expenses	3,481	713	2,768	N/M	4,834	2,091	2,743	131

Noncontrolling interests	0	0	0	18	0	1	0	(35)

Income (loss) before income taxes	(2,628)	127	(2,755)	N/M	(2,300)	432	(2,732)	N/M

N/M – Not meaningful

[1]

Effective January 1 2015, PBC has refined its internal cost allocation among the business units Private & Commercial Banking and Advisory Banking International. Prior periods have been restated accordingly.

[2]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

2015 to 2014 Three Months Comparison

In the third quarter 2015, the results of PBC and its businesses were significantly impacted by impairment charges of € 4.3 billion in total related to goodwill and intangibles and to PBC’s 19.99 % stake in Hua Xia Bank Co. Ltd. These impairment charges were related to two specific events triggered by Strategy 2020. First, the current expectations regarding the disposal of Postbank and the impact of expected higher regulatory capital requirements triggered an impairment of € 2.8 billion of all of PBC’s goodwill and of € 837 million Postbank-related other intangibles, mainly the Postbank trademark and customer-related intangibles. Second, an impairment test was performed for the investment in Hua Xia Bank Co. Ltd. in the third quarter of 2015. A reduced recoverable amount given a change in Deutsche Bank’s intent to no longer consider the investment in Hua Xia Bank Co. Ltd. as strategic as well as current market pressure triggered a € 649 million impairment.

Deutsche Bank	Management Report	12
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

PBC’s net revenues decreased by € 524 million or 22%, driven by a decline of € 505 million in Other product revenues. This decline reflected the aforementioned € 649 million impairment of the carrying value of PBC’s stake in Hua Xia Bank Co.Ltd., partly compensated by a € 115 million dividend payment received subsequent to an investee’s sales transaction. Credit product revenues increased by € 80 million, or 9 % driven by higher loan volumes and modest overall portfolio margin increase. This was accompanied by a positive effect from successful contract alignments with a business partner from Postbank. Continued revenue growth in Investment & insurance products, in the third quarter an increase of € 27 million, or 9%, was driven by discretionary portfolio management business and by securities brokerage. The decline in net revenues from Deposit products of € 77 million, or 10 % was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 43 million, or 42 % due to a new contract with Deutsche Post DHL, partly compensated by lower costs related to the same contractual changes. Net revenues from Payments, cards & account products decreased slightly by € 5 million, or 2%, partly driven by tighter regulations with regard to card fees.

Provision for credit losses decreased by € 34 million and remained near to a quarterly record low reflecting the quality of PBC’s loan book and the ongoing benign economic environment in Germany.

Noninterest expenses increased by € 3.5 billion, to € 5.4 billion significantly impacted by an impairment of € 2.8 billion of all of PBC’s goodwill and an impairment of € 837 million Postbank-related other intangibles. Beyond that, the third quarter of 2014 included € 29 million higher cost-to-achieve spending for our Postbank integration and OpEx programs as well as charges of € 38 million for loan processing fees (triggered by a change in German legal practice). In addition, PBC continued to realize incremental savings from efficiency measures, which were partly offset by higher expenses caused by regulatory requirements and inflationary cost increases (e.g. tariff, pensions, rental cost increases).

Loss before income taxes was € 3.6 billion in the third quarter of 2015, including the aforementioned € 4.3 billion impairment charges. This compares to income before income taxes of € 328 million in the prior year.

Invested assets decreased by € 11 billion compared to June 30, 2015, mainly due to € 10 billion market depreciation. € 2 billion net inflows in investment securities were more than offset by € 4 billion outflows in deposits.

2015 to 2014 Nine Months Comparison

PBC’s results in the first nine months 2015 were significantly impacted by the aforementioned impairment charges of € 4.3 billion related to goodwill and intangibles and to PBC’s stake in Hua Xia Bank Co. Ltd..

Net revenues in PBC decreased by € 497 million, mainly caused by the decline of € 491 million in Other product revenues reflecting the aforementioned € 649 million impairment of carrying value of PBC’s stake in Hua Xia Bank Co. Ltd.. Further, there was a positive effect of € 115 million dividend payment received subsequent to an investee’s sales transaction more than compensating for a non-recurring gain in the prior year period related to a business sale closed in a prior period. Additionally, Other product revenues benefitted from a better performance of the Hua Xia Bank Co. Ltd. equity investment. Credit product revenues increased by € 220 million, or 9%. This was driven by higher loan volumes, especially in Mortgages and Consumer Finance and a modest overall portfolio margin increase, accompanied by specific effects from successful contract alignments with business partners from Postbank and impacts related to updates of internal funding models in Private & Commercial Banking. The decline in net revenues from Deposit products of € 203 million, or 9%, compared to the first nine months of 2014 was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 129 million, or 42%, due to a new contract with Deutsche Post DHL, partly compensated by lower costs related to the same contractual changes. The decrease in net revenues from Payments, cards & account products of € 24 million, or 3%, compared to the first nine months of 2014, was partly driven by tighter regulations with regard to payment and card fees. Higher net revenues from Investment & insurance products of € 131 million, or 14%, reflected continuing strong momentum in Investment business across PBC’s business units.

Deutsche Bank	Management Report	13
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

Provision for credit losses decreased by € 85 million, or 19%, reflecting the benefits of selective portfolio sales as well as the quality of PBC’s loan book and the ongoing benign economic environment in Germany.

Noninterest expenses increased by € 3.4 billion, significantly impacted by the aforementioned impairment charges of € 3.6 billion. Beyond that, the first nine month of 2014 included € 105 million higher cost-to-achieve spend for our Postbank integration and OpEx programs as well as € 70 million charges for loan processing fees (triggered by a change in German legal practice). In addition, PBC continued to realize incremental savings from efficiency measures, which were partly offset by higher expenses caused by regulatory requirements and inflationary cost increases.

Loss before income taxes was € 2.6 billion in the first nine months of 2015, including the aforementioned € 4.3 billion impairment charges. This compares to income before income taxes of € 1.2 billion in the prior year comparative period.

Invested assets decreased by € 8 billion compared to December 31, 2014, mainly due to € 4 billion market depreciation. Further, € 3 billion inflows in securities were more than offset by € 6 billion outflows in deposits.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues:

Trade Finance & Cash Management Corporates	693	639	54	8	2,045	1,899	146	8

Institutional Cash & Securities Services	478	395	82	21	1,380	1,181	199	17

Other products	(6)	(2)	(4)	N/M	16	0	16	N/M

Total net revenues	1,164	1,032	132	13	3,441	3,080	361	12

Provision for credit losses	34	43	(9)	(22)	36	114	(78)	(68)

Noninterest expenses:

Compensation and benefits	168	159	9	6	520	474	46	10

General and administrative expenses	558	502	56	11	1,794	1,580	214	14

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	2	(1)	3	N/M	(1)	8	(8)	N/M

Total noninterest expenses	728	660	68	10	2,313	2,061	252	12

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	402	329	73	22	1,092	905	187	21

N/M – Not meaningful

2015 to 2014 Three Months Comparison

In the third quarter 2015, the market conditions continued to be challenging with persistent low interest rates and heightened geopolitical risks. Furthermore, the business environment remained very competitive and was impacted by increased market volatility in certain GTB markets. The weakening of the Euro impacted positively the revenue contribution from activities denominated in foreign currencies, whereas noninterest expenses were adversely impacted.

Deutsche Bank	Management Report	14
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

In this environment, GTB’s net revenues of € 1.2 billion increased by € 132 million, or 13%. Trade Finance revenues benefited from structured and flow trade business activities and performance in Cash Management for Corporate clients remained robust. Revenues in Securities Services increased across products on the back of strong business activity in the Americas and from overall volume growth. Revenues in Institutional Cash increased supported by favourable foreign exchange rate movements.

Provision for credit losses of € 34 million decreased by € 9 million, or 22%, mainly driven by lower loan loss provisions related to commercial banking activities in the Netherlands.

Noninterest expenses increased by € 68 million, or 10 % influenced by foreign exchange development as well as higher expenses related to regulatory requirements. Cost-to-achieve mainly related to the OpEx program were at € 14 million compared to € 23 million in prior year period.

As a result, income before income taxes increased by € 73 million, or 22 % driven by strong revenues as well as lower provision for credit losses.

2015 to 2014 Nine Months Comparison

As mentioned above, the market environment remained challenging in the first nine months 2015 with persistently low interest rates, a highly competitive business environment, difficult geopolitical conditions as well as heightened market volatility in certain GTB markets. Both periods included litigation-related charges, whereby the charge in the current reporting period was higher than the charge in the prior year. While foreign exchange movements positively impacted the revenue contribution reported in Euro, noninterest expenses were adversely impacted.

In this challenging environment, net revenues grew by € 361 million, or 12%, reflecting an increased business performance with revenue growth materializing especially in the Americas and Asia Pacific. Despite continued low margins and the ongoing low interest rate environment, revenues in Trade Finance and Cash Management from activities with Corporates increased across products. Revenues in Securities Services increased on the back of strong business activity in the Americas as well as volume growth, especially in Asia Pacific. Revenues in Institutional Cash increased supported by favourable foreign exchange rate movements. The prior year reporting period included a gain on sale of registrar services GmbH.

Provision for credit losses of € 36 million decreased by € 78 million, or 68%, primarily driven by lower loan loss provisions related to commercial banking activities in the Netherlands.

Noninterest expenses increased by € 252 million, or 12 % impacted by both the foreign exchange development as well as an increase of litigation-related charges. Furthermore, the development was driven by higher expenses related to regulatory requirements as well as by higher performance and revenue related expenses. Cost-to-achieve mainly related to the OpEx program were at € 44 million compared to € 74 million in prior year period.

Income before income taxes increased despite a higher litigation-related charge by € 187 million, or 21%, mainly driven by strong revenues as well as lower provision for credit losses.

Deutsche Bank	Management Report	15
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	768	659	109	17	2,364	1,914	450	24

Performance and transaction fees and other non recurring revenues	160	250	(89)	(36)	570	592	(22)	(4)

Net interest income	178	144	35	24	561	443	118	27

Other product revenues	139	134	5	4	366	306	60	20

Mark-to-market movements on policyholder positions in Abbey Life	(47)	80	(127)	N/M	130	210	(79)	(38)

Total net revenues	1,198	1,266	(68)	(5)	3,992	3,464	529	15

Provision for credit losses	0	1	(1)	(69)	5	(7)	11	N/M

Total noninterest expenses:

Compensation and benefits	426	375	51	14	1,243	1,052	191	18

General and administrative expenses	538	519	19	4	1,635	1,532	104	7

Policyholder benefits and claims	(29)	77	(106)	N/M	134	209	(75)	(36)

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	6	(6)	(92)	0	20	(20)	(99)

Total noninterest expenses	935	977	(42)	(4)	3,012	2,813	199	7

Noncontrolling interests	0	0	(1)	N/M	(1)	0	0	33

Income before income taxes	263	287	(25)	(9)	976	658	318	48

N/M – Not meaningful

2015 to 2014 Three Months Comparison

Deutsche AWM recorded nearly stable results in the third quarter 2015 following increased net new money and resulting higher assets under management, despite a difficult market environment with weaker client activity.

Net revenues were € 1.2 billion, a decrease of € 68 million, or 5%. Management Fees and other recurring revenues increased by € 109 million, or 17%, due to an increase in the average assets under management for the quarter following positive flows, increased market levels and favorable foreign currency effects. Performance and transactions fees and other non recurring revenues decreased by € 89 million, or 36%, following lower performance fees from alternative products in the EMEA region and decreased transactional revenues from wealth management following lower volumes from alternative products across most regions. Net interest income increased by € 35 million, or 24%, due to a positive foreign exchange impact, increased lending volume and reduced funding costs. Other product revenues increased by € 5 million, or 4%, mainly due to a write-up of € 24 million in Active products with regard to HETA exposure and increased revenues from Passive products following strong flows and improved markets. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 127 million following reduced market gains.

Noninterest expenses of € 935 million decreased by €42 million, or 4%, driven by lower costs-to-achieve related to the OpEx program and lower policyholder benefits and claims, partly offset by unfavorable foreign exchange impact and higher compensation costs.

Income before income taxes was € 263 million, a decrease of € 25 million, or 9 % driven by the aforementioned decrease in net revenues.

Invested assets were € 1.1 trillion as of September 30¸ 2015, a decrease of € 46 billion versus June 30, 2015, mainly driven by negative market development of € 45 billion and foreign currency movements of € 5 billion. Net new assets for the quarter amounted to € 0.6 billion.

Deutsche Bank	Management Report	16
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

2015 to 2014 Nine Months Comparison

In the first nine months of 2015, Deutsche AWM continued to grow across products and regions benefitting from higher market levels, increased net new money and resulting higher assets under management relative to the prior period.

Net revenues increased by € 529 million, or 15%. Management Fees and other recurring revenues increased by € 450 million, or 24%, due to an increase of the average assets under management driven by positive flows, market levels and favorable foreign exchange development. Net interest income increased by € 118 million, or 27%, due to positive foreign exchange development, reduced funding costs and increased lending volume. Other product revenues increased by € 60 million, or 20%, mainly due to increased alternative products, offset by a write-down of € 86 million in Active products with regard to HETA exposure. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 79 million, or 38%, following adverse market movements.

Provision for credit losses remained at very low levels, while the prior year period includes a recovery from a written off exposure in the US.

Noninterest expenses of € 3.0 billion increased by € 199 million, or 7%, driven by unfavorable foreign exchange impact, higher asset under management related costs, and higher compensation costs partly offset by lower costs-to-achieve related to the OpEx program and lower policyholder benefits and claims.

Income before income taxes was € 976 million, an increase of € 318 million, or 48%, driven by the aforementioned increase in net revenues.

Invested assets grew to € 1.1 trillion which reflects an increase of € 50 billion versus December 31, 2014. This is mainly driven by net new inflows of € 33 billion and foreign currency movements of € 40 billion, offset by negative market development of € 19 billion and divestment of € 6 billion.

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues	169	11	158	N/M	706	20	686	N/M

Provision for credit losses	2	42	(40)	(95)	35	128	(93)	(73)

Noninterest expenses:

Compensation and benefits	18	22	(3)	(14)	72	88	(16)	(18)

General and administrative expenses	426	1,003	(577)	(58)	2,164	1,990	174	9

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	1	(1)	N/M	2	4	(2)	(40)

Total noninterest expenses	444	1,026	(582)	(57)	2,238	2,082	156	8

Noncontrolling interests	1	0	1	N/M	1	0	1	N/M

Income (loss) before income taxes	(278)	(1,058)	779	(74)	(1,569)	(2,190)	622	(28)

N/M – Not meaningful

2015 to 2014 Three Months Comparison

During the third quarter 2015, NCOU continued to execute its de-risking strategy, including the completion of the Maher Prince Rupert sale. Asset de-risking for the quarter delivered net gains of € 164 million.

Net revenues for NCOU increased by € 158 million to € 169 million (third quarter 2014: € 11 million). The increase was predominately due to gains from de-risking activity including € 195 million on the sale of Maher Prince Rupert. Lower portfolio revenues following asset sales, including The Cosmopolitan of Las Vegas, has been partially offset by the net effect arising from valuation adjustments and mark-to-market impacts.

Deutsche Bank	Management Report	17
Interim Report as of September 30, 2015	Operating and Financial Review
	Corporate Divisions

Provision for credit losses decreased by € 40 million, or 95 % to € 2 million (third quarter 2014: € 42 million). This reduction is predominantly driven by lower credit losses for IAS 39 reclassified assets including releases within the Commercial Real Estate portfolio.

Noninterest expenses decreased by € 582 million, or 57%, to € 444 million (third quarter 2014: € 1,026). The decrease was predominantly due to lower litigation-related expenses. Noninterest expenses excluding litigation charges were 31 % lower year-on-year, driven by asset sales including The Cosmopolitan of Las Vegas.

Loss before income taxes decreased by € 779 million to € 278 million. The decrease compared to the same quarter in 2014 was primarily driven by the timing of litigation-related expenses, partly offset by aforementioned gains from de-risking activities.

2015 to 2014 Nine Months Comparison

The results for NCOU in the first nine months 2015 reflect the good progress from de-risking activity, as well as fair value movements, impairments and developments with regard to litigation-related matters. Asset de-risking in 2015 delivered net gains of € 370 million.

Net revenues in NCOU were € 686 million higher in 2015, primarily due to a specific litigation recovery of € 219 million in the first quarter of 2015 as well as a gain of € 195 million on the sale of Maher Prince Rupert. Portfolio revenues trended lower following asset sales, which have been partially offset by the net effect arising from mark-to-market impacts, such as € 151 million of losses from Commodities in 2014.

Provision for credit losses were down € 93 million, or 73 % to € 35 million, predominantly driven by lower credit losses for IAS 39 reclassified assets including releases within the Commercial Real Estate portfolio.

Noninterest expenses increased by € 156 million, or 8%, driven by higher litigation-related expenses. Noninterest expenses excluding litigation charges were 34 % lower year-on-year, driven by asset sales including The Cosmopolitan of Las Vegas.

Loss before income taxes has decreased by € 622 million to € 1.6 billion. The decrease compared to 2014 was primarily driven by de-risking activity, as well as mark-to-market impacts and developments with regard to litigation-related matters.

Consolidation & Adjustments (C&A)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %	Sep 30, 2015	Sep 30, 2014	Absolute Change	Change in %
Net revenues	(224)	61	(285)	N/M	(74)	(292)	217	(74)

Provision for credit losses	(1)	0	(1)	N/M	0	1	(1)	(70)

Noninterest expenses:

Compensation and benefits	1,079	1,009	70	7	3,276	2,895	381	13

General and administrative expenses	(1,187)	(1,006)	(181)	18	(2,929)	(2,888)	(41)	1

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	0	0	N/M	0	0	0	N/M

Total noninterest expenses	(107)	3	(111)	N/M	347	7	340	N/M

Noncontrolling interests	12	(3)	14	N/M	(26)	(24)	(2)	9

Income (loss) before income taxes	(127)	61	(188)	N/M	(396)	(276)	(119)	43

N/M – Not meaningful

Deutsche Bank	Management Report	18
Interim Report as of September 30, 2015	Operating and Financial Review
	Financial Position

2015 to 2014 Three Months Comparison

Loss before income taxes in C&A was negative € 127 million in the third quarter compared to a gain of € 61 million in the prior year quarter. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a negative impact of € 147 million compared to positive € 4 million, mainly due to one-off effects, including an impact from a change in valuation methodology for debt held at fair value. In addition, the third quarter reflects a negative € 69 million impact resulting from the Postbank squeeze out. These negative effects were partially offset by a positive impact of € 139 million in bank levy charges compared to € 1 million in the prior year quarter. The accrual for bank levy charges booked in C&A in the first quarter 2015 is allocated to the corporate divisions over the course of the year.

2015 to 2014 Nine Months Comparison

Loss before income taxes in C&A was € 396 million compared to a loss of € 276 million. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a positive impact of € 21 million compared to negative € 143 million. This effect was due to a widening of the basis spread between EUR/USD and our own credit spread partly offset by one-off effects, including an impact from a change in valuation methodology for debt held at fair value in the third quarter. In addition, the nine months include a negative € 161 million impact related to the acquisition of Postbank shares in 2Q 2015 as well as the Postbank squeeze out in the third quarter. Lastly, the first nine months 2015 reflect a negative impact of € 148 million in bank levy charges compared to nil in the prior year period. The accrual for bank levy charges booked in C&A in the first quarter 2015 is allocated to the corporate divisions over the course of the year.

Financial Position

in € m. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014	Absolute Change	Change in %
Cash and due from banks	27,278	20,055	7,223	36

Interest-earning deposits with banks	75,284	63,518	11,766	19

Central bank funds sold, securities purchased under resale agreements and securities borrowed	56,828	43,630	13,198	30

Trading assets	196,998	195,681	1,318	1

Positive market values from derivative financial instruments	571,611	629,958	(58,348)	(9)

Financial assets designated at fair value through profit or loss	113,098	117,285	(4,187)	(4)
Thereof:
Securities purchased under resale agreements	58,118	60,473	(2,355)	(4)
Securities borrowed	18,827	20,404	(1,577)	(8)

Loans	428,337	405,612	22,725	6

Brokerage and securities related receivables	131,679	115,054	16,625	14

Remaining assets	118,261	117,910	350	0

Total assets	1,719,374	1,708,703	10,670	1

Deposits	570,223	532,931	37,292	7

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	10,429	13,226	(2,797)	(21)

Trading liabilities	55,995	41,843	14,152	34

Negative market values from derivative financial instruments	544,440	610,202	(65,762)	(11)

Financial liabilities designated at fair value through profit or loss	38,687	37,131	1,556	4
Thereof:
Securities sold under repurchase agreements	24,401	21,053	3,348	16
Securities loaned	1,506	1,189	317	27

Other short-term borrowings	30,194	42,931	(12,736)	(30)

Long-term debt	161,187	144,837	16,349	11

Brokerage and securities related payables	168,927	143,210	25,716	18

Remaining liabilities	70,412	69,170	1,242	2

Total liabilities	1,650,495	1,635,481	15,014	1

Total equity	68,879	73,223	(4,344)	(6)

Deutsche Bank	Management Report	19
Interim Report as of September 30, 2015	Operating and Financial Review
	Financial Position

Movements in Assets

The reported slight increase of € 11 billion (or 1%) of our balance sheet during the first nine months of 2015 was mainly driven by a € 65 billion growth due to foreign exchange rate movements from the depreciation of the euro against all other major currencies during the period, of which 84 % related to the significant strengthening of the U.S. dollar versus the euro. These effects from FX movements are also contained in the development per balance sheet line item as discussed in this section. Assuming the period-end exchange rates for the euro had not changed, we would have reduced our balance sheet by € 55 billion over the period.

Loans increased by € 23 billion, primarily driven by exposure increases in CB&S Structured Finance, DeAWM and PBC. Almost half of the increase was related to foreign exchange rate movements.

Cash and due from banks together with interest-earning deposits with banks increased by € 19 billion, largely driven by increased deposits held with central banks in selected jurisdictions.

Brokerage and securities related receivables were up by € 17 billion, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 9 billion, predominantly as a result of foreign exchange rate movements.

Financial assets available for sale (reported as part of Remaining Assets) increased by € 7 billion mainly driven by increases in highly liquid securities held in the Group’s Strategic Liquidity Reserve. These increases are the result of the Group’s ongoing optimization of its liquidity reserves.

These increases were largely offset by a € 58 billion reduction in positive market values from derivative financial instruments during the period, primarily driven by interest rate movements.

Movements in Liabilities

As of September 30, 2015, total liabilities slightly increased by € 15 billion (or 1%) compared to year-end 2014.

Similar to total assets, the overall increase in liabilities primarily reflects the impact of foreign exchange rate movements during the period.

Deposits increased by € 37 billion, primarily in our funding through transaction banking, largely related to increased current account deposits stemming from clearing activities, as well as in retail and unsecured wholesale funding. Foreign exchange rate movements also contributed significantly to this increase.

The € 26 billion increase in brokerage and securities related payables during the first nine months of the year was driven by the same factors as the movements in brokerage and securities related receivables, as discussed above.

Long-term debt increased by € 16 billion, primarily driven by higher funding activities which exceeded the amount of debt that matured during the period as well as foreign exchange rate movements.

Trading liabilities increased by € 14 billion, with almost 80 % relating to equity securities, primarily in our Prime Finance business, and the remainder to debt securities.

Deutsche Bank	Management Report	20
Interim Report as of September 30, 2015	Operating and Financial Review
	Financial Position

These increases were largely offset by a € 66 billion decrease in negative market values from derivative financial instruments driven by the same factors as the movements in positive market values from derivative financial instruments as discussed above.

In addition, other short-term borrowings decreased by € 13 billion, mainly from reductions in our funding through Financing Vehicles, and, to a lesser extent, in GTB.

Liquidity

Liquidity reserves amounted to € 219 billion as of September 30, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of September 30, 2015 (under the combined scenario).

Equity

Total equity as of September 30, 2015 decreased by € 4.3 billion. The main factors contributing to this development were a net loss attributable to Deutsche Bank shareholders and additional equity components of € 4.7 billion, cash dividends paid to Deutsche Bank shareholders of € 1.0 billion, unrealized net losses on financial assets available for sale of € 365 million, which mainly resulted from lower market prices of debt securities from European issuers as well as coupons paid on additional equity components of € 228 million net of tax. Partly offsetting was a positive effect from exchange rate changes of € 2.2 billion (especially the U.S. dollar).

Regulatory Capital

Based on the transitional rules, our CET 1 capital according to CRR/CRD 4 decreased in the first nine months of 2015 by € 5.5 billion to € 54.6 billion. RWA according to CRR/CRD 4 were € 407.9 billion as of September 30, 2015, compared with € 396.6 billion at the end of 2014. The decrease in CRR/CRD 4 CET 1 capital and the increase in RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 13.4 % as of September 30, 2015, compared with 15.2 % at the end of 2014.

Our fully loaded CRR/CRD 4 Common Equity Tier 1 (CET 1) capital as of September 30, 2015 amounted to € 46.9 billion, with € 0.8 billion moderately above the € 46.1 billion as of December 31, 2014. Risk-weighted assets according to CRR/CRD 4 fully loaded were € 407.6 billion as of September 30, 2015 compared with € 394.0 billion at the end of 2014. Due to the RWA increase our fully loaded CRR/CRD 4 CET 1 capital ratio as of September 30, 2015 decreased to 11.5 % compared with 11.7 % at the end of 2014.

Further details on the development of Regulatory Capital and RWA can be found in the Risk Report-section of this report under chapter ‘Regulatory Capital’.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of September 30, 2015 and December 31, 2014 the carrying value of reclassified assets was € 5.7 billion and € 7.4 billion, respectively, compared with a fair value of € 5.7 billion and € 7.4 billion as of September 30, 2015 and December 31, 2014, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Deutsche Bank	Management Report	21
Interim Report as of September 30, 2015	Operating and Financial Review
	Financial Position

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Sep 30, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
Other subprime	96	23	(4)	19	95	30	(7)	23
Alt-A	1,371	454	(56)	398	1,405	423	(61)	361

Total AA Monolines [3]	1,467	477	(60)	417	1,500	452	(68)	384

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional includes FX translation.

Other Monoline exposure

	Sep 30, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
TPS-CLO	1,324	332	(58)	274	1,269	254	(43)	210
CMBS	436	0	0	0	712	(2)	0	(2)
Student loans	351	52	(10)	42	322	44	(9)	35
Other	790	98	(29)	69	506	72	(14)	59

Total AA Monolines	2,901	482	(97)	385	2,810	368	(66)	302

Non Investment-Grade Monolines: [2]
TPS-CLO	25	6	(3)	3	329	77	(16)	61
CMBS	1,466	(1)	0	(1)	1,476	(2)	0	(2)
Corporate single name/Corporate CDO	26	4	0	4	28	5	0	5
Student loans	730	91	(13)	78	679	66	(9)	57
Other	498	98	(29)	69	774	136	(50)	86

Total Non Investment-Grade Monolines	2,745	198	(45)	153	3,285	282	(75)	207

Total [3,4]	5,646	680	(142)	538	6,095	650	(141)	509

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

[2]

Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings. Includes the migration of balances from non investment-grade to investment-grade due to Radian Asset Assurance Inc acquisition by Assured Guaranty Corp during 2Q15.

[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 24 million as of September 30, 2015, and € 22 million as of December 31, 2014, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]

A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional includes FX translation.

Deutsche Bank	Management Report	22
Interim Report as of September 30, 2015	Operating and Financial Review
	Management and Supervisory Board

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Effective October 31, 2015, Stefan Krause and Dr. Stephan Leithner will leave the Bank’s Management Board.

On October 18, 2015, the Supervisory Board appointed Sylvie Matherat and Karl von Rohr as members of the Management Board of Deutsche Bank AG effective November 1, 2015 until October 31, 2018. Furthermore Quintin Price, Garth Ritchie and Jeff Urwin were appointed by the Supervisory Board as members of the Management Board of Deutsche Bank AG effective January 1, 2016 until December 31, 2018.

Sylvie Matherat will become Chief Regulatory Officer and assume the new Management Board responsibility for Regulation, Compliance and Anti-Financial Crime. Karl von Rohr will become Chief Administrative Officer and assumes Management Board responsibility for Corporate Governance, Human Resources and Legal.

John Cryan is no longer responsible for Legal and will assume responsibility for the restructuring unit NCOU and until December 31, 2015 for Global Transaction Banking.

Henry Ritchotte will leave the Bank’s Management Board at the end of the year 2015.

Effective January 1, 2016, Christian Sewing, Head of Private & Business Clients and a Management Board member, will also assume responsibility for high net worth clients. Quintin Price will take on Management Board responsibility for Deutsche Asset Management, Garth Ritchie will take on Management Board responsibility for Global Markets and Jeff Urwin will take on Management Board responsibility for Corporate & Investment Banking.

Richard Meddings is a new member of the Supervisory Board of Deutsche Bank AG. Effective October 13, 2015, he was appointed by the district court as member of the Supervisory Board of Deutsche Bank AG and succeeded John Cryan, who stepped down from the Supervisory Board effective June 30, 2015 to become Co-CEO of Deutsche Bank AG on July 1, 2015. Richard Meddings is Chairman of the Audit Committee and member of the Risk Committee of the Supervisory Board. Richard Meddings will stand for election in May 2016 in the Annual General Meeting.

Richard Meddings is currently a non-executive director of Her Majesty’s Treasury and a non-executive director of the insurance and asset management company Legal & General. He was Group Finance Director of Standard Chartered PLC until 2014 and has many years of experience in the areas of financial accounting and audit.

Deutsche Bank	Management Report	23
Interim Report as of September 30, 2015	Operating and Financial Review
	Events after the Reporting Period

Significant Transactions

To achieve the 95 % threshold required for the squeeze-out of Postbank minority shareholders, on April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Group’s ownership stake from 94.1 % to 96.8%. The transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On July 7, 2015, Deutsche Bank submitted its specified squeeze-out request to Postbank, including the amount of cash compensation which was set at € 35.05 per Postbank share. The squeeze-out was approved in the annual general meeting of Postbank on August 28, 2015. Accordingly, a loss before income tax of € 69 million was recorded in the third quarter 2015.

For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Period

Please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	Management Report	24
Interim Report as of September 30, 2015	Outlook
	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2014 and the Interim Report as of June 30, 2015.

The Global Economy

In 2015, we expect global economic growth to slow slightly to 3.1 % and thus remain below the trend growth rate. Global inflation is likely to drop to 3.5 % owing to the weak trend in commodity prices and underutilized capacities. We expect that growth in the industrialized countries will accelerate slightly to 1.9 % with a muted rise of 0.4 % in consumer prices. By contrast, we expect a slowdown in growth to 4.0 % in the emerging markets. We expect inflation there to be 5.8%.

Eurozone GDP is, according to our forecasts, set to rise by 1.5 % in 2015 on account of rising employment and wages along with lower oil prices. The existing geopolitical risks and the need to reduce debt levels in the private and public sectors have a dampening effect. Underutilized capacities and the meagre commodity price growth will probably result in consumer prices rising by only 0.1%. We expect the eurozone economy will continue to enjoy support from the ongoing expansionary monetary policy of the European Central Bank (ECB), which, as part of its unconventional measures, increased its asset purchases to € 60 billion per month in March 2015. Driven by predominantly domestic growth, we expect the German economy to expand by 1.7 % in 2015, once again at a faster rate than the eurozone overall.

In the U.S., we expect growth of 2.4 % in 2015. While the continued recovery of the labour and housing markets is generating positive momentum, it is being curbed by the external environment resulting from the stronger U.S. dollar and modest global demand. As a result of weak commodity prices and moderate upward pressure on wages, we expect consumer prices to probably rise by 0.4 % in 2015. The Federal Reserve’s monetary policy should continue to support the U.S. economy. We expect the first interest rate rise to come in March 2016.

The Japanese economy is expected to expand by 0.6 % in 2015. Fiscal measures and the ongoing, extremely expansionary monetary policy are likely, in our view, to provide stimulus for growth, but weak external demand will probably have a negative impact. We expect Inflation is expected to decrease to 0.8 % in 2015 as the effects of the rise in sales tax ease off and because of weak commodity prices. We expect emerging market growth to weaken in 2015. Economic activity in Asia (excluding Japan) is likely, in our view, to slow down to 6.2 % with inflation at 2.5%. The Chinese economy is set to grow by only 7.0 % in 2015, with inflation at 1.7%, due largely to the cooling of the real estate market and, according to our forecasts, weak foreign demand. Monetary policy will probably become more expansive in order to bolster the economy.

The main risks to our global outlook are to be found in China, where a hard landing could trigger global upheaval, and intensify geopolitical risk, especially the ongoing conflict in Syria. Risks to our forecast also include the impending turnaround in U.S. monetary policy, which could lead to a far greater rise in bond yields than we originally assumed. This could have a negative impact on other asset classes and could result in capital outflows, especially in the emerging markets. Also, the appreciation of the U.S. dollar could weigh on U.S. foreign trade more heavily than expected. In Europe, a flare-up of the discussion on monetary policy and the future of the eurozone, the lack of fiscal consolidation and delays in implementing structural reforms, as well as increasing support for eurosceptic parties, could potentially have a substantial impact on our forecasts. Furthermore, the influx of refugees into Europe could exacerbate the political discord in the European Union.

Deutsche Bank	Management Report	25
Interim Report as of September 30, 2015	Outlook
	The Deutsche Bank Group

The Banking Industry

We expect European banks to see a further improvement in their business performance and profitability over the next 12 months. Lending to companies is likely, according to our forecasts, to remain on the growth path commenced at the beginning of the third quarter, which should also be true for lending to households. There may be a further reduction in provisions for credit losses as a result of the economic recovery in the eurozone. Deposit volumes will probably also see moderate growth. We expect development in Germany to be basically similar to that in the eurozone. Moderate growth in lending to companies, which resumed earlier in Germany, should continue in our view as should the expansion of mortgage lending.

In the U.S., we forecast continuing expansion of the balance sheet in the course of the next year, while the sound economic outlook could lead in particular to higher volumes in lending to companies. The net interest margin may stabilize over the medium term as a result of the expected turnaround in the Federal Reserve’s monetary policy. The high level of profitability of U.S. banks might therefore improve even further.

In Japan, lending business had grown faster than the long-term trend recently, but business with export-dependent firms could now lose momentum as a result of the economic slowdown in Asia. In China, the low double-digit rates of growth in lending and deposit volumes look set to continue.

With regard to financial regulation and supervision, the global debate is likely to focus over the next 12 months not only on additional measures to improve banks’ capital adequacy and resolvability in the event of a crisis (higher risk weights for trading book positions, harmonisation of risk assessments, Total Loss Absorbing Capacity (TLAC)), but also, especially in Europe, on various plans that have already been under discussion for some time, such as the so-called banking structural reform and the financial transaction tax. The specific design of the flagship Capital Markets Union initiative will be crucial. In any event, as of 2016, the Single Resolution Mechanism, together with the Single Resolution Board and Single Resolution Fund, will take full effect in the context of the European Banking Union (although the Fund still has to be gradually built up). On September 24, 2015, the German parliament adopted a bill to amend the German Law implementing the EU Bank Recovery and Resolution Directive (BRRD) to align with the Single Resolution Mechanism Regulation (SRM). The bill was adopted by the upper house on October 16, 2015 and has not yet entered into force. The bill includes a provision which would amend the ranking in an insolvency proceeding of German credit institutions covered by the Capital Requirement Regulation such that it allows non-structured unsecured senior bonds to be used before other senior liabilities in a bail-in scenario.

The Deutsche Bank Group

We announced the next phase of our strategy, “Strategy 2020”, in April 2015 and gave further details in October 2015 to expand on key areas of Strategy 2020 including cost reduction, capital strengthening and controls. We also announced specific execution measures for each business division and updated our financial targets.

We announced plans to reduce our cost base to a structurally affordable level. Specific measures include reducing our country footprint; reducing the number of clients in Global Markets and Corporate & Investment Banking by approximately half; streamlining our product portfolio in Global Markets and Private, Wealth and Commercial Clients; reengineering our IT architecture; and reducing organizational complexity, eliminating hierarchical layers and legal entities. Our cost measures are aimed at producing net savings (calculated as the net change versus our 2015 baseline) in our adjusted costs which we define as total non-interest expenses excluding severance, restructuring, impairment of goodwill and intangibles, policyholder benefits and claims and litigation of approximately € 1 to 1.5 billion by 2018. This is against restructuring and severance costs of approximately € 3 to 3.5 billion anticipated to be incurred from 2015 to 2018, resulting in a targeted adjusted cost base of below € 22 billion. In addition, we plan to dispose of assets over the next 24 months that currently have a total cost base of approximately € 4 billion.

Deutsche Bank	Management Report	26
Interim Report as of September 30, 2015	Outlook
	The Deutsche Bank Group

We plan to strengthen our capital position organically. To achieve this we announced a series of specific measures including reducing Risk Weighted Assets (RWAs) from € 408 billion currently to approximately € 320 billion by 2018 before RWA increases due to changing regulatory requirements (“RWA inflation”). Taking account of these regulatory increases, we anticipate RWAs will be above € 410 billion by 2020. We aim to reduce CRD 4 leverage exposure by approximately € 170 billion by 2018 and conserve capital by recommending to shareholders a suspension of dividend payments in 2015 and 2016.

We aim to strengthen our control environment. This will include investing in areas such as Know-Your-Customer (KYC) and Anti-Money-Laundering (AML) controls; reviewing client relationships and locations for potential control risk; and enhancing measures to increase accountability for conduct issues within the organization.

We recently announced a new operating structure, including a reorganization of our business divisions. We have since developed specific measures to implement Strategy 2020 in the four new business divisions. These include the following intended measures with the specified intended effect:

—

In Global Markets, rationalizing and optimizing business mix, exiting or rationalizing some products including rates legacy, RMBS trading, securitized trading, and Emerging Market Debt while selectively reinvesting in less balance-sheet intensive businesses. We intend to reduce leverage exposures by approximately € 70 billion and Risk Weighted Assets by approximately € 30 billion. We also intend to review and materially reduce the number of client relationships and discontinue onshore trading operations in a number of countries.

—

In Corporate & Investment Banking (CIB), combining commercial banking, corporate finance and transaction banking under common leadership. We aim to deepen relationships with Top Tier and Priority clients, expanding product penetration to improve returns, discontinue relationships with clients offering inadequate returns, reduce and rationalize our country footprint, and deploy enhanced capital allocation and lending processes to improve efficiency.

—

In Private, Wealth and Commercial Clients, combining Private & Business Clients (PBC) and Wealth Management to create a leading, digitally enabled advisory bank with a growing global wealth management offering. Objectives include offering a seamless “One Bank” approach to coverage in Germany, developing an integrated approach for the growing segment of entrepreneurs in Germany and Europe, and continuing to expand in the High Net Worth and Ultra High Net Worth client segments in the Americas and Asia. We intend to take portfolio measures including the disposal of Postbank and the sale of our 19.99 % stake in Hua Xia Bank Co. Ltd. of China. We also intend to rationalize our network, closing over 200 branches in Germany, simplifying our German regional structure and streamlining our head office. We aim also to streamline our product portfolio, with the goal of reducing the number of products by approximately one third.

—

In Asset Management, we aim to build on a global client franchise with strong momentum, comprising a diversified, recurring fee-based business which is capital-efficient, produces attractive returns and has strong momentum in net money inflows. We aspire to develop innovative offerings for retirement and strategic Beta products; to further enhance ETF, Alternatives and Multi-Asset investment capabilities; to further invest in client solutions in key areas such as pensions; to develop sustainability and impact investing as a mainstream asset class; and to automate investment processes.

—	Additionally, in our Non-Core Operations Unit (NCOU), we intend to accelerate wind-down, which we aim to materially complete by 2016 in a manner which is accretive to our CET1-ratio.

Deutsche Bank	Management Report	27
Interim Report as of September 30, 2015	Outlook
	The Deutsche Bank Group

We also updated our financial targets. These are as follows:

—	CRR/CRD 4 Common Equity Tier 1 ratio (fully loaded) of at least 12.5 % from year-end 2018;
—	CRR/CRD 4 leverage ratio (fully loaded) of at least 4.5% by 2018 and at least 5 % by 2020;
—	Post-tax Return on Average Tangible Equity (RoTE) in excess of 10 % by 2018;
—	Adjusted costs of below € 22 billion by 2018;
—	A cost-income ratio of approximately 70 % in 2018 and approximately 65 % in 2020;
—

Risk Weighted Assets (RWAs) of approximately € 320 billion in 2018 and € 310 billion in 2020 before taking into account RWA inflation from regulatory requirements, which is estimated to be at least € 100 billion for the period up to 2020;

—	In addition, we aspire to deliver a competitive dividend payout ratio after the fiscal year 2016.

Our Strategy 2020 goals are subject to various internal and external factors including market, economic and political uncertainties, which could negatively impact or prevent the implementation of our strategic goals or the realization of their anticipated benefits. Economic uncertainties such as the recurrence of extreme turbulence in the markets; weakness in global, regional and national economic conditions; the continuation of the low interest rate environment; increased competition for business; and political instability, especially in Europe, may impact our ability to achieve our goals. Regulatory changes could also adversely impact our strategic aims. In particular, regulators could demand changes to our business model or organization that could reduce our profitability.

We are also involved in numerous litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside of Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging. If litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve our Strategy 2020 aspirations. If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the approximately € 3 to 3.5 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

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Interim Report as of September 30, 2015	Outlook
	The Business Segments

The Business Segments

On October 18, 2015, Deutsche Bank announced plans to reorganize its business operations under a new segment structure. The following paragraphs contain the outlook of our Business Segments in their current organisational set-up.

For Corporate Banking & Securities (CB&S), in line with the investment banking industry, there was a strong first half of the year in 2015, though with an expected decline in momentum in the second half of the year. For the full year 2015, we expect to see moderate year-on-year growth supported by a better macroeconomic outlook and increased volatility. However, challenges remain, in particular difficult market conditions in the fourth quarter of 2015, in addition to ongoing regulatory pressure, and continued pressure on resources. In Sales & Trading, we expect revenues to grow slightly in 2015 versus 2014 levels, supported by increased volatility and client activity driven by expectations of increased monetary policy divergence. Equity Sales & Trading revenues are also expected to be higher versus 2014 levels supported by increased volatility and higher client activity. In Corporate Finance, we expect the 2015 fee pool to be slightly above 2014 levels. CB&S continues to focus on the implementation of Strategy 2020 objectives.

As part of the new Strategy 2020, Private & Business Clients (PBC) plans to reshape its business model. With the planned deconsolidation of Postbank, we will re-focus on advisory banking and reduce our leverage exposure. Moreover, in line with the changing behavior of our clients, we aim to sharpen our distribution model by strengthening our omni-channel capabilities with additional investments into our digital capabilities and by closing more than 200 branches in Germany. Beyond that, we will continue to invest in efficiency and service quality, optimize central functions as well as front-to-back processes. This transformation is aimed to position PBC as a leading digitally-enabled advisory bank for private and commercial clients. The implementation of measures related to the transformation process is expected to start already in the course of this year with a potential negative impact on our 2015 result. In addition it is our aim to uplift our asset productivity through emphasis on investment and insurance products and foster a balanced credit business development, whilst maintaining strict risk discipline and carefully optimizing capital use. Despite these opportunities, the overall macroeconomic environment, the low interest rate levels as well as increasing regulatory requirements may continue to adversely impact our revenue generation capacity.

For Global Transaction Banking (GTB) the ongoing low interest rate levels with negative rates in certain key markets, the high volatility in the stock markets, a highly competitive environment and challenges from geopolitical events are expected to continue to put downward pressure on our business in the remainder of 2015 and into 2016. However, we expect further volume growth across our main products to counterbalance these headwinds. We continue to focus on building and developing client relationships, supported by a comprehensive offering of high quality and innovative product and service solutions. We believe this leaves us well-positioned to cope with the challenging environment and further grow GTB.

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Interim Report as of September 30, 2015	Outlook
	The Business Segments

For Deutsche Asset & Wealth Management (Deutsche AWM), we expect to see continued growth through 2015 in the global asset and wealth management industry, supported by long-term trends that will benefit large, solutions-oriented managers including Deutsche AWM. These drivers include a growing ultra-high net worth client segment, an ageing population preparing for intergenerational wealth transfer, and the expanding adoption of alternative and passive/beta investment products by individuals and institutions alike. Nonetheless, macroeconomic developments, such as volatility across financial markets, create uncertainty and investor risk aversion, while an increasingly regulated global operating environment increases cost and may impact business growth. In the near term, we believe, reduced capital markets transactional activity, lower performance fees and the persistent low interest rate environment impacting deposit margins could offset broader growth in revenues and profitability. Deutsche AWM expects to continue growing revenue and market share in key client segments by delivering innovative investment solutions and advice through an integrated and differentiated client coverage and service model. In addition to continued cost and resource management, we expect the transformation of our operating and technology platforms to reduce complexity, improve system functionality and efficiency across investment management, client service and reporting.

The Non-Core Operations Unit (NCOU) expects to continue to focus on reducing leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by 2018. Challenges in the overall market environment may impact the execution of NCOU’s strategy. Such challenges may make the associated timeline for de-risking activity less certain and may also impact future results. In addition to the uncertainty which arises from the NCOU de-risking strategy, the NCOU continues to incur the associated costs for expensive liabilities, a cost which should be alleviated upon a future deconsolidation of Postbank. We expect the litigation and enforcement environment to remain challenging for the foreseeable future.

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Interim Report as of September 30, 2015	Risk Report
	Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. In the third quarter of 2015, the Management Board established a new risk executive committee, the Non-Financial Risk Executive Committee (NFR ExCo). The NFR ExCo oversees, governs and coordinates the management of non-financial risks and establishes a cross-risk and holistic perspective of the key non-financial risks of the Group. This includes defining the non-financial risk appetite tolerance framework, monitoring and controlling the non-financial risk operating model, including the Three Lines of Defence principles and interdependencies between Business Divisions and Control Functions. Further information about our risk management framework can be found in our Financial Report 2014.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementation of legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to among other things, capital, leverage and liquidity as well as disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

The new minimum capital ratios were phased in beginning of 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they were subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity are introduced in 2015 and a standard for longer term liquidity is expected to

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Interim Report as of September 30, 2015	Risk Report
	Overall Risk Assessment

become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

For purpose of clarity, we aligned the nomenclature from the CRR/CRD 4 framework relating to the elements of regulatory capital throughout this report.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following sections refer to our financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail in our Financial Report 2014. Where the regulatory relevant scope is used this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (comprising tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long-term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macroeconomic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions, but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we are focusing include the significant financial market sell-off and increase in market volatility in the third quarter of 2015, driven by a combination of global growth concerns and idiosyncratic factors. There remains potential for further sharp corrections and/or volatility episodes in light of uncertainty around the timing of interest rate increases in the US and the continued slowdown in Emerging Market growth, particularly given the current low market liquidity environment. We also continue to focus on the impact of lower oil prices on key producing countries and/or industries as well as the risk of geopolitical shocks including the tensions between Russia and Ukraine, conflict in the Middle East and the potential for spillover to other regions and upcoming elections in a number of important economies. In addition, while the near-term risk of Greece leaving the euro has subsided, political and implementation risk remain elevated.

The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

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Interim Report as of September 30, 2015	Risk Report
	Risk Profile

The first nine months of 2015 continued to demonstrate global regulatory trends seen in 2014, which we view as likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014	in € m.	in %
Credit risk	12,256	12,885	(629)	(5)

Market risk	16,029	14,852	1,177	8
Trading market risk	4,749	4,955	(206)	(4)
Nontrading market risk	11,280	9,898	1,382	14

Operational risk	9,847	7,598	2,249	30

Business risk	4,776	3,084	1,692	55

Diversification benefit[1]	(8,094)	(6,554)	(1,540)	23

Total economic capital usage	34,814	31,866	2,948	9

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

As of September 30, 2015, our economic capital usage amounted to € 34.8 billion, which was € 3.0 billion, or 9%, above the € 31.9 billion economic capital usage as of December 31, 2014.

The economic capital usage for credit risk decreased to € 12.3 billion as of September 30, 2015, € 629 million or 5 % lower compared to year-end 2014. This decrease is mainly due to a lower economic capital usage of CB&S, predominantly driven by a lower risk exposure to derivatives.

The economic capital usage for trading market risk decreased to € 4.7 billion as of September 30, 2015, compared with € 5.0 billion at year-end 2014. The decrease is primarily driven by the trading book component due to lower level of exposures from foreign exchange. The nontrading market risk economic capital usage increased by € 1.4 billion or 14%, mainly driven by a higher structural foreign exchange risk due to the U.S. dollar strengthening and a methodology change for equity compensation risk in the first quarter 2015.

The operational risk economic capital usage totalled € 9.8 billion as of September 30, 2015, which is € 2.2 billion or 30 % higher than the € 7.6 billion economic capital usage as of December 31, 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased by € 1.7 billion to € 4.8 billion as of September 30, 2015. This increase reflected a higher economic capital usage for the strategic risk component driven by updated 12-month earnings outlook.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 1.5 billion, or 23%, as of September 30, 2015, mainly reflecting an increase in economic capital usage before diversification and a methodology update in the first quarter 2015.

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Interim Report as of September 30, 2015	Risk Report
	Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital, risk-weighted assets in comparison to performance metrics

	Sep 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	5,243	3,510	2,302	388	778	35	12,256	35

Market Risk	5,231	3,169	205	2,167	774	4,483	16,029	46

Operational Risk	6,516	735	989	1,153	455	0	9,847	28

Business Risk	4,514	0	7	1	254	0	4,776	14

Diversification Benefit[1]	(5,215)	(1,031)	(581)	(718)	(400)	(150)	(8,094)	(23)

Total EC	16,290	6,383	2,922	2,990	1,861	4,368	34,814	100

Total EC (in %)	47	18	8	9	5	13	100	N/M

Risk-weighted assets[2]	201,017	79,434	54,084	19,887	41,447	11,757	407,626	N/M

	Nine months ended Sep 30, 2015

Income (loss) before income taxes	(882)	(2,615)	1,092	976	(1,569)	(396)	(3,393)	N/M

Post-tax return on average tangible shareholders’ equity (in %)[3]	(3)	(19)	15	33	N/M	N/M	(11)	N/M

Pre-tax return on average active equity (in %)[4]	(4)	(22)	19	16	N/M	N/M	(7)	N/M

N/M – Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
[2]	Risk-weighted assets are based upon CRR/CRD 4 fully loaded.
[3]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was negative 37 % for the nine months ended September 30, 2015. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

[4]

Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segment Information” on the consolidated financial statements for a description of how average active equity is allocated to the divisions.

	Sep 30, 2014[1]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	5,833	3,531	2,290	373	1,040	33	13,099	42

Market Risk	5,388	3,156	177	1,587	1,499	2,667	14,475	47

Operational Risk	3,285	1,120	141	788	1,444	0	6,778	22

Business Risk	1,885	0	5	1	606	0	2,497	8

Diversification Benefit[2]	(3,189)	(1,065)	(230)	(593)	(922)	(18)	(6,017)	(20)

Total EC	13,202	6,742	2,383	2,155	3,667	2,682	30,831	100

Total EC (in %)	43	22	8	7	12	9	100	N/M

Risk-weighted assets[3]	183,502	79,983	42,829	15,823	59,944	19,425	401,505	N/M

	Nine months ended Sep 30, 2014

Income (loss) before income taxes	2,586	1,181	905	658	(2,190)	(276)	2,864	N/M

Post-tax return on average tangible shareholders’ equity (in %)[4]	11	10	16	32	N/M	N/M	4	N/M

Pre-tax return on average active equity (in %)[5]	14	11	21	14	N/M	N/M	6	N/M

N/M – Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of September 30, 2015.
[2]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)
[3]	Risk-weighted assets are based upon CRR/CRD 4 fully loaded.
[4]

The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 56 % for the nine months ended September 30, 2014. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

[5]

Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segment Information” on the consolidated financial statements for a description of how average active equity is allocated to the divisions.

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Interim Report as of September 30, 2015	Risk Report
	Risk Profile

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. The share of the operational risk in CB&S’ risk profile has increased significantly over the last year reflecting a higher loss profile in the industry, internal losses as well as a change in the allocation methodology within the Group. The remainder of CB&S’ risk profile is derived from business risk reflecting earnings volatility risk. In the first nine months of 2015, CB&S post-tax return on average tangible shareholders’ equity was negatively impacted by provisions for regulatory and litigation matters and an impairment on goodwill, while revenues remained solid driven by increased market volatility and favorable movements in foreign exchange rates in the beginning of the year.

Private & Business Clients’ (PBC) risk profile comprises credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. While PBC’s overall risk profile stayed broadly unchanged over the last year, the reported income before income taxes decreased by € 3.8 billion, compared to the first nine months of 2014, thereof € 4.3 billion related to goodwill and intangibles and to PBC’s stake in Hua Xia Bank Co. Ltd., negatively impacting PBC post-tax return on average tangible shareholders’ equity.

Global Transaction Banking’s (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business, while other businesses attract low to no credit risk. The relatively low market risk mainly results from modeling of client deposits. Although GTB’s income before income taxes increased by € 187 million, or 21%, in the first nine months of 2015 compared to the first nine months of 2014 driven by strong revenues and lower provision for credit losses, the post-tax return on average tangible shareholders’ equity decreased by 1 percentage point to 15%. This decrease was driven by an higher equity allocation associated with higher risk-weighted assets mainly driven by Operational Risk RWA and higher equity at the Group level.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk. Compared to the first nine months of 2014, Deutsche AWM’s post-tax return on average tangible shareholders’ equity increased by 1 percentage point to 33 % in the first nine months of 2015, reflecting business growth across products and regions, increased net new money and resulting higher assets under management. The increased economic capital usage was mainly driven by a higher nontraded market risk for guaranteed funds as well as increased operational risk allocation.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy, assets earmarked for de-risking, assets suitable for separation, assets with significant capital absorption but low returns and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The share of the operational risk in NCOU’s risk profile has decreased significantly over the last year reflecting a change in the allocation methodology within the Group, while economic capital usage for other risk types went down driven by ongoing derisking activities.

Consolidation & Adjustments mainly comprises nontraded market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase in non traded market risk compared to the first nine months of 2014 was mainly driven by a higher structural foreign exchange risk caused by U.S. dollar strengthening in the first half of 2015 and a methodology change for equity compensation risk.

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Interim Report as of September 30, 2015	Risk Report
	Risk Management Executive Summary

Treatment of other Material Risks

Concerning the key risks “Credit Risk”, “Market Risk”, “Operational Risk” and “Liquidity Risk” and their developments within the third quarter 2015, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. With regard to the other material risks such as “Business Risk”, “Reputational Risk”, “Model Risk” and “Compliance Risk”, information concerning their definition, identification and management is contained in applicable sections of our Financial Report 2014 (please refer especially to the dedicated sections “Risk Inventory” and “Risk Management Framework – Material Risks”). The Regional Reputational Risk Committees (RRRCs), which are sub-committees of the Group Reputational Risk Committee (GRRC), have recently been established. The RRRCs are responsible for ensuring the oversight, governance and coordination of the management of reputational risk in the respective regions on behalf of the Management Board. Otherwise, there are no material changes concerning the treatment, management and reporting of these risks in comparison to the explanations and descriptions disclosed therein. All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modeling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Risk Management Executive Summary

Credit Risk Summary

—

Global growth momentum has slowed modestly, mostly driven by a further weakening of the outlook in Emerging Markets, while softening external demand will weigh on export growth in Developed Markets. Concerns over the economic outlook, coupled with uncertainty around the timing of interest rate hikes in the US and the emergence of various idiosyncratic risks led to a sharp increase in financial market volatility in August/September. For current portfolio-wide risks, please refer to the “Overall Risk Assessment” section. Potential impacts of these events on the credit portfolio are being monitored closely and we currently do not expect a material credit losses as a result. Credit exposure to Russia based on a country of domicile principle is € 3.9 billion as of September 30, 2015 (December 31, 2014: € 4.8 billion) focused on corporates in strategically important industry sectors. Credit exposure to Ukraine is relatively small at € 0.4 billion as of September 30, 2015 (December 31, 2014: € 0.4 billion).

—

Our corporate credit portfolio is 71.6 % investment-grade rating at September 30, 2015, slightly improved compared to 71.0 % as at December 31, 2014. The corporate credit exposure increased by € 48.1 billion or 8.8 % during the first nine months 2015 driven by foreign exchange changes and increases mostly to investment-grade counterparties.

—

Our consumer credit portfolio increased slightly from year-end 2014 to September 30, 2015 by € 2.1 billion or 1.1%, mainly driven by increases in our German loan book. As of September 30, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

—

Provision for credit losses was € 576 million in the first nine months of 2015, a decrease of € 189 million, or 25%, compared to the same period 2014. This reduction results from lower provision levels across almost all businesses (except for CB&S) including continued releases largely related to non-performing loan sales. Increased provisioning in CB&S driven by our Shipping and Leveraged Finance portfolios partly offset the overall reduction in the other business units.

—

RWA for credit risk has decreased by € 1.5 billion or 0.6 % to € 242,7 billion since December 31, 2014, mainly resulting from a different treatment of our pension fund assets and an increased book quality. These reductions in risk-weighted assets were partly offset by the impact from foreign exchange movements.

—

The economic capital usage for credit risk decreased to € 12.3 billion as of September 30, 2015, compared with € 12.9 billion at year-end 2014 reflecting a lower economic capital usage in CB&S mainly driven by a lower risk exposure for derivatives.

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Interim Report as of September 30, 2015	Risk Report
	Risk Management Executive Summary

Market Risk Summary

—

The average value-at-risk of our trading units was € 44.9 million during the first nine months of 2015, compared with € 51.6 million for 2014. The decrease was driven by an improvement in diversification and reduced interest rate value-at-risk.

—

RWA for market risk has decreased by € 4.6 billion or 7.2 % to € 59.6 billion since December 31, 2014, largely driven by reduced risk levels coming from the market risk standardized approach for securitisation positions.

—

Nontrading market risk economic capital usage increased by € 1.4 billion to € 11.3 billion as of September 30, 2015, compared with € 9.9 billion at year-end 2014. This increase was primarily driven by a higher structural foreign exchange risk due to the U.S. dollar strengthening and a methodology change for equity compensation risk in the first quarter 2015.

—

The economic capital usage for trading market risk totaled € 4.7 billion as of September 30, 2015, compared with € 5.0 billion at year-end 2014. The decrease was primarily driven by the trading book component due to lower level of exposures from foreign exchange.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 9.8 billion as of September 30, 2015, compared with € 7.6 billion at year-end 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

—

We continue to formally apply the economic capital safety margin to our AMA (advanced measurement approach) model, which we first implemented in 2011 to cover unforeseen legal risks. Risk sensitive model enhancements aimed to replace this safety margin were submitted to the BaFin in the second quarter 2014 and are awaiting its approval. These enhancements will lead to a higher amount required for economic capital compared to this safety margin and management decided to recognize the increases arising from the model enhancements from the second quarter 2014.

—

RWA for operational risk increased to € 86.9 billion as of September 30, 2015, compared with € 67.1 billion at year-end 2014. The increase of € 19.8 billion is caused by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 219 billion as of September 30, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of September 30, 2015 (under the combined scenario).

—	Capital markets issuance activities in the first nine months of 2015 amounted to € 32.8 billion as compared to a planned volume of € 30-35 billion for the full year 2015.
—	75 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

Capital Management Summary

—	The internal capital adequacy ratio decreased to 165 % as of September 30, 2015, compared with 174 % as of December 31, 2014. The decrease was mainly driven by a lower capital supply.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio decreased in the first nine months from 11.7 % as of December 31, 2014 to 11.5 % as of September 30, 2015, mainly caused by increased RWA.

Balance Sheet Management Summary

—

As of September 30, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.6 % compared to 3.5 % as of December 31, 2014, taking into account a fully loaded Tier 1 capital of € 51.5 billion over an applicable exposure measure of € 1,420 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

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	Credit Risk

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Sep 30, 2015
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	50,245	23,984	4,437	25,393	57,179	161,238

iA	0.04–0.11%	48,166	41,932	24,210	12,717	4,338	131,363

iBBB	0.11–0.50%	63,268	46,135	14,507	7,859	1,818	133,586

iBB	0.50–2.27%	52,808	37,494	8,998	5,917	2,433	107,649

iB	2.27–10.22%	20,992	20,835	4,459	2,500	25	48,811

iCCC and below	10.22–100%	9,259	1,507	1,373	390	56	12,586

Total		244,738	171,887	57,985	54,776	65,848	595,234

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.9 billion as of September 30, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	46,493	22,938	6,281	23,068	50,808	149,589

iA	0.04–0.11%	44,799	39,336	17,696	9,469	3,371	114,670

iBBB	0.11–0.50%	54,167	40,145	20,190	7,810	1,746	124,057

iBB	0.50–2.27%	50,183	31,492	11,640	3,926	3,140	100,380

iB	2.27–10.22%	19,359	18,924	4,929	2,253	17	45,482

iCCC and below	10.22–100%	9,417	1,612	1,352	552	50	12,983

Total		224,418	154,446	62,087	47,078	59,132	547,161

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.6 billion as of December 31, 2014.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase by € 48.1 billion or 8.8 % in our corporate credit exposure in the first nine months of 2015. The quality of the corporate credit exposure before risk mitigation has slightly increased to 71.6 % of investment-grade rated exposures compared to 71.0 % as of December 31, 2014.

The increase in Corporate Credit Exposure from December 2014 to September 2015 is mainly attributable to loans (increase by 9 % or € 20.3 billion) and irrevocable lending commitments (increase by 11 % or € 17.4 billion). The increase in loans is mainly related to the investment-grade rating bands. The increase in irrevocable lending commitments reflects a general increase in business volume which accounts for 59 % of the total increase and the remainder of the increase (41%) is due to FX.

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	Credit Risk

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[3]
	Sep 30, 2015	Dec 31, 2014[1]	Sep 30, 2015	Dec 31, 2014[1]	Sep 30, 2015	Dec 31, 2014[1]
Consumer credit exposure Germany	149,708	147,647	0.95	1.15	0.18	0.22
Consumer and small business financing	20,135	19,553	3.22	4.01	0.91	1.12
Mortgage lending	129,574	128,094	0.60	0.71	0.06	0.08

Consumer credit exposure outside Germany	38,788	38,761	5.01	5.32	0.60	0.68
Consumer and small business financing	13,015	13,003	9.87	10.95	1.30	1.55
Mortgage lending	25,773	25,758	2.56	2.48	0.24	0.25

Total consumer credit exposure[2]	188,496	186,408	1.78	2.02	0.26	0.32

[1]

Beginning 2015 we have refined our classification resulting in a reclassification of € 427 million of Small Business Financing into Mortgage lending (mainly loans relating to development banks) in Germany and € 1.1 billion of Mortgage lending into Small Business Financing (mainly Commercial Real Estate) outside Germany.

[2]	Includes impaired loans amounting to € 3.9 billion as September 30, 2015 and € 4.4 billion as of December 31, 2014.
[3]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2014 to September 30, 2015 by € 2.1 billion, or 1.1%, driven by our loan books in Germany, which increased by € 2.1 billion, in Poland, which increased by € 315 million, and in India, which increased by € 298 million. The increase was partly offset by decreased consumer credit exposure in Italy, which decreased by € 417 million partly driven by a non-performing loan portfolio sale.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.02 % as per year-end 2014 to 1.78 % as of September 30, 2015.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.32 % as per year-end 2014 to 0.26 % as of September 30, 2015. This ratio was affected by non-performing portfolio sales in Germany and Italy, but also driven by the further improved and stabilized environment in Germany and countries in Southern Europe in which we operate.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Sep 30, 2015	Dec. 31, 2014
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	2%	2%

> 100 ≤ 110%	1%	1%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

As of September 30, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50% (68 % as of December 31, 2014).

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	Credit Risk

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty).

The downside risks emanating from Greece have subsided for now, with the September elections providing a public endorsement of the bailout deal with creditors and Syriza emerging as a clear winner. Implementation risk remains elevated and will remain a persistent source of downside risk. Elections in Spain at the end of the year present another source of political risk with the potential for a more fragmented coalition government to emerge which will complicate policymaking. However, economic recovery for the certain Eurozone countries remains on track with all excluding Greece expected to see positive GDP growth in 2015/16, Spain and Ireland in particular experiencing a strong rebound. Monetary policy in the region is expected to remain highly accommodative.

For the presentation of our exposure to these eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined separately in our Financial Report 2014. Also, in our risk management view we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Sep 30, 2015	Dec 31, 2014[1]
Greece	408	416

Ireland	2,463	1,398

Italy	14,194	14,920

Portugal	620	1,002

Spain	7,978	8,273

Total	25,663	26,009

[1]	Prior year figures were adjusted by € 0.8 billion exposure with Ireland and Italy to Securitization and Real Estate counterparties erroneously not included as at December 31, 2014.

Net credit risk exposure is down € 0.3 billion since year-end 2014. This was mainly driven by decreases in traded credit positions across Italy, Spain and Portugal, partly offset by increased securitization exposure in Ireland. Greece exposure broadly stable, excluding the U.S. dollar denominated Shipping portfolio of € 0.3 billion, remaining exposure stands at € 0.1 billion and continues to be tightly managed.

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	Credit Risk

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as strong corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralized. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the “country of domicile” view, present our gross position, the proportion of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Sep 30, 2015	Dec 31, 2014	Sep 30, 2015	Dec 31, 2014[4]	Sep 30, 2015	Dec 31, 2014[4]	Sep 30, 2015	Dec 31, 2014[4]	Sep 30, 2015	Dec 31, 2014[4]	Sep 30, 2015[1]	Dec 31, 2014[4]
Greece
Gross	0	100	721	716	1,547	1,167	7	6	0	34	2,275	2,022
Undrawn	0	0	27	20	135	63	0	1	0	0	162	84
Net	0	89	230	107	126	125	2	2	0	34	357	357

Ireland
Gross	419	553	1,009	1,100	9,504	8,230	36	39	3,726[2]	2,350[2]	14,693	12,273
Undrawn	0	0	38	48	2,701	2,206	0	0	345[2]	476[2]	3,084	2,730
Net	(19)	(21)	513	524	5,533	5,103	5	5	3,712[2]	2,350[2]	9,743	7,960

Italy
Gross	4,196	4,673	4,916	5,736	9,493	8,509	18,141	19,310	530	1,310	37,275	39,537
Undrawn	0	0	1,148	952	3,214	3,061	172	179	24	28	4,557	4,220
Net	1,175	244	2,719	3,431	6,241	5,897	7,044	6,749	502	1,229	17,681	17,551

Portugal
Gross	143	(5)	302	404	1,220	1,052	1,754	2,023	77	205	3,496	3,679
Undrawn	0	0	45	37	201	121	25	30	0	0	272	189
Net	101	(76)	207	357	737	503	190	220	77	205	1,313	1,209

Spain
Gross	445	696	2,187	2,465	9,179	9,332	10,029	10,580	756	839	22,597	23,911
Undrawn	0	0	970	738	3,735	3,819	290	476	0	15	4,996	5,048
Net	384	275	1,243	2,084	6,418	6,824	1,854	1,890	978	790	10,877	11,863

Total gross	5,203	6,018	9,136	10,421	30,943	28,290	29,966	31,958	5,088	4,736	80,336	81,423
Total undrawn	0	0	2,228	1,795	9,986	9,271	487	687	369	519	13,071	12,272
Total net[3]	1,641	511	4,913	6,503	19,054	18,453	9,095	8,866	5,268	4,608	39,972	38,940

[1]	Approximately 64 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 168 million as of September 30, 2015 and € 300 million as of December 31, 2014.
[4]

Comparatives as per Financial Report 2014 have been restated down by € 107 million gross exposure and € 101 million net exposure in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.

Total net exposure to the above selected eurozone countries increased by about € 1 billion in the first nine months of 2015. The increase in the portfolio with other counterparties in Ireland and Spain, sovereign portfolios in Italy and corporate portfolios in Ireland and Italy was partially offset by reduced exposure with financial institutions in Italy and Spain and with other counterparties in Italy.

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	Credit Risk

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Sep 30, 2015
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	179	140	164	0	55	33	392

Ireland	3,554	3,551	2,314	863	1,052	1,957	9,736

Italy	11,147	10,242	4,175	657	3,642	2,401	21,117

Portugal	494	436	416	13	46	630	1,541

Spain	5,904	5,291	3,718	219	342	1,498	11,067

Total	21,278	19,660	10,787	1,751	5,137	6,519	43,854

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Dec 31, 2014
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance[4]	Loans after loan loss allowance[4]	Other[1,4]	Financial assets available for sale[2]	Derivatives	Other	Total[3,4]
Greece	191	172	92	0	85	28	377

Ireland	2,049	2,016	2,706	481	843	1,728	7,775

Italy	10,764	9,753	3,791	672	4,071	3,085	21,372

Portugal	638	587	306	20	36	558	1,506

Spain	5,613	4,974	3,635	231	510	2,015	11,365

Total	19,255	17,502	10,530	1,404	5,545	7,414	42,395

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.
[4]	Comparatives as per Financial Report 2014 have been restated down by € 101 million in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2014.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Sep 30, 2015				Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,124	(1,159)	(35)	(1)	901	(921)	(20)	2

Ireland	3,615	(3,608)	7	9	4,344	(4,158)	186	4

Italy	44,515	(47,951)	(3,436)	(56)	41,433	(45,253)	(3,821)	156

Portugal	4,933	(5,161)	(228)	18	5,876	(6,173)	(297)	6

Spain	18,893	(19,084)	(190)	4	18,061	(17,563)	498	10

Total	73,080	(76,963)	(3,882)	(27)	70,614	(74,068)	(3,454)	177

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	Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Sep 30, 2015				Dec 31, 2014
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	0	0	0	0	100	(11)	89	1

Ireland	(27)	8	(19)	2	(26)	4	(21)	2

Italy	4,132	(2,957)	1,175	10	4,600	(4,356)	244	133

Portugal	143	(42)	101	(7)	(5)	(71)	(76)	2

Spain	441	(57)	385	(15)	688	(413)	275	1

Total	4,689	(3,048)	1,641	(11)	5,358	(4,848)	511	139

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 1.1 billion in net sovereign credit exposure compared with year-end 2014 mainly reflects movements from credit default swaps, derivative positions and debt securities. The movement in our net sovereign exposure is mainly driven by a significant increase in Italian exposure, which primarily reflects exposure changes in credit default swaps, trading debt securities and positive market values from derivatives.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of September 30, 2015, amounted to € 268 million for Italy and € 548 million for Spain and, as of December 31, 2014 amounted to € 279 million for Italy and € 580 million for Spain.

Asset Quality

This section describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Sep 30, 2015			Dec 31, 2014
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	238,770	181,136	419,906	217,772	177,925	395,697

Past due loans, neither renegotiated nor impaired	1,326	2,876	4,203	1,307	3,652	4,959

Loans renegotiated, but not impaired	410	603	1,013	349	473	821

Impaired loans	4,232	3,881	8,113	4,990	4,358	9,348

Total	244,738	188,496	433,234	224,418	186,408	410,825

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

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	Asset Quality

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2014.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Sep 30, 2015			Dec 31, 2014			2015 increase (decrease) from 2014
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	663	445	67	637	318	50	26	17

Private & Business Clients	3,811	2,305	60	4,269	2,486	58	(458)	2

Global Transaction Banking	1,344	903	67	1,574	995	63	(230)	4

Deutsche Asset & Wealth Management	52	32	62	66	33	50	(14)	12

Non-Core Operations Unit	2,243	1,210	54	2,803	1,380	49	(560)	5

Thereof: assets reclassified to loans and receivables according to IAS 39	710	395	56	986	518	53	(276)	3

Total	8,113	4,897	60	9,348	5,212	56	(1,235)	5

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	Asset Quality

Impaired loans by industry sector

	Sep 30, 2015			Dec 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	1	0	1	0	0	0

Fund management activities	6	2	8	64	0	64

Manufacturing	440	221	661	525	232	757

Wholesale and retail trade	302	229	530	362	229	591

Households	366	2,864	3,231	451	3,299	3,750

Commercial real estate activities	1,458	292	1,750	1,733	314	2,047

Public sector	12	0	12	50	0	50

Other[1]	1,647	273	1,920	1,806	284	2,090

Total	4,232	3,881	8,113	4,990	4,359	9,348

[1]	Includes mainly transportation and other services

Impaired loans by region

	Sep 30, 2015			Dec 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,377	1,558	2,935	1,604	1,896	3,499

Western Europe (excluding Germany)	2,294	2,110	4,404	2,683	2,303	4,986

Eastern Europe	102	180	282	107	152	259

North America	266	1	267	423	2	425

Central and South America	15	6	21	2	0	3

Asia/Pacific	152	21	173	170	5	174

Africa	25	5	30	0	1	1

Other	2	0	2	1	0	1

Total	4,232	3,881	8,113	4,990	4,359	9,348

Development of Impaired Loans

	Nine months ended Sep 30, 2015			Full Year 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,990	4,359	9,348	5,922	4,221	10,143

Classified as impaired during the year	423	962	1,386	2,112	2,181	4,293

Transferred to not impaired during the year[1]	(738)	(774)	(1,512)	(1,425)	(1,182)	(2,607)

Charge-offs	(360)	(623)	(983)	(1,037)	(613)	(1,651)

Disposals of impaired loans	(196)	(53)	(248)	(514)	(254)	(768)

Exchange rate and other movements	113	9	122	(68)	6	(62)

Balance, end of period	4,232	3,881	8,113	4,990	4,359	9,348

[1]	Includes repayments.

Our impaired loans decreased in the first nine months 2015 by € 1.2 billion or 13 % to € 8.1 billion resulting from reductions in our individually as well as in our collectively assessed portfolios. The reduction in our individually assessed impaired loan portfolio is largely a result from charge-offs and disposals primarily driven by IAS 39 reclassified assets recorded in NCOU, whereas the reduction in our collectively assessed impaired loan portfolio mainly reflects charge-offs (also largely related to disposals) in Postbank and Italy.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) increased slightly from 56 % as of year-end 2014 to 60 % as of September 30, 2015.

Our impaired loans included € 710 million of loans reclassified to loans and receivables in accordance with IAS 39, which decreased by € 276 million or 28 % compared to prior year-end, mainly due to charge-offs and disposals.

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	Asset Quality

Movements in the Allowance for Credit Losses

Our allowance for credit losses comprises of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Nine months ended Sep 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	176	337	512	51	14	64	576
Thereof: (Gains)/Losses from disposal of impaired loans	(56)	(45)	(100)	0	0	0	(100)

Net charge-offs:	(319)	(535)	(854)	0	0	0	(854)
Charge-offs	(360)	(623)	(983)	0	0	0	(983)
Recoveries	41	87	129	0	0	0	129

Other changes	30	(4)	27	2	7	9	36

Balance, end of period	2,251	2,646	4,897	137	162	300	5,197

Changes compared to prior year

Provision for credit losses
In € m.	(125)	(105)	(230)	40	1	41	(189)
In %	42	(24)	(31)	387	5	175	(25)

Net charge-offs
In € m.	441	(108)	333	0	0	0	333
In %	(58)	25	(28)	0	0	0	(28)

Allowance for credit losses as at September 30, 2015 amounted to € 5.2 billion compared to € 5.4 billion as at end of last year. The reduction is driven by charge-offs mainly relating to disposals.

Provision for credit losses decreased by € 189 million compared to the first nine months of 2014, driven by a reduction in provision for loan losses of € 230 million, almost equally split between our individually and collectively assessed portfolios. The decrease in our individually assessed portfolio is the result of a low level of new impairments along with continuing high releases and recoveries, especially in GTB and NCOU. Higher provisions in CB&S, driven by our Shipping and Leveraged Finance portfolios, partly offset the overall reduction. The reduction in our collectively assessed loan portfolio mainly results from higher releases related to disposals along with an ongoing positive credit environment in Germany. The increase in provisions for off-balance sheet positions of € 41 million compared to the same period last year was caused by one large single item.

The reduction in charge-offs of € 333 million compared to prior years’ first nine months is driven by Postbank and results from high prior year levels caused by a one-off effect due to the alignment of processes, partly offset by higher charge-offs in Italy as well as for IAS 39 reclassified assets, both mainly related to disposals.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 395 million as of September 30, 2015, representing 8 % of our total allowance for loan losses, down 24 % from the level at the end of 2014 which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was largely driven by net charge-offs of € 115 million and net releases of € 40 million partly offset by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to the first nine months of 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 102 million and net charge-offs increased by € 68 million. Both changes were mainly driven by disposals.

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	Credit Risk: Regulatory Assessment

	Nine months ended Sep 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	300	441	742	10	13	23	765
Thereof: (Gains)/Losses from disposal of impaired loans	(39)	(16)	(56)	0	0	0	(56)

Net charge-offs:	(760)	(427)	(1,187)	0	0	0	(1,187)
Charge-offs	(789)	(508)	(1,296)	0	0	0	(1,296)
Recoveries	29	80	109	0	0	0	109

Other changes	9	0	8	(1)	7	7	15

Balance, end of period	2,406	2,745	5,152	112	134	246	5,398

Changes compared to prior year

Provision for credit losses
In € m.	(556)	(10)	(566)	0	(8)	(9)	(575)
In %	(65)	(2)	(43)	(2)	(40)	(27)	(43)

Net charge-offs
In € m.	(300)	(244)	(543)	0	0	0	(543)
In %	65	133	84	0	0	0	84

Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting and comparison period are based on the CRR/CRD 4 framework. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from the BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a Project Finance related portfolio and a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received the respective BaFin approvals in recent years.

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 11 SolvV. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, BaFin, Bundesbank and ECB.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. Postbank’s approvals were obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures and allow the usage of 14 internally developed rating systems for regulatory capital calculation purposes.

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	Credit Risk: Regulatory Assessment

The following table provides an overview of our credit risk exposure broken down by model approaches and business divisions.

The line item “Other” in Advanced IRBA reflects EAD from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item “central governments and central banks” includes exposures to regional governments or local authorities, public sector entities, multilateral developments banks and international organizations. “Other” in the Standardized Approach includes EAD from exposures secured by mortgages on immovable property, exposures in default, items associated with particularly high risk, covered bonds, claims on institutions and corporates with a short-term credit assessment, collective investments undertakings (CIU), equity positions (grandfathered), securitization positions in the banking book and other items.

EAD according to the model approaches applied to our credit risk portfolios

	Sep 30, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	324,304	234,212	114,911	59,670	16,146	8,643	757,887
Central governments and central banks	66,501	817	22,229	3,062	318	1,872	94,799
Institutions	39,804	9,961	13,241	1,217	1,188	47	65,458
Corporates	157,263	21,228	75,421	52,283	8,134	1,318	315,648
Retail	1,296	193,454	89	2,506	1,617	0	198,962
Other	59,441	8,752	3,931	602	4,889	5,404	83,020

Foundation IRBA	2,799	7,518	206	0	5	0	10,527
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	2	0	0	0	0	2
Corporates	2,799	7,516	206	0	5	0	10,525

Standardized Approach	106,996	31,221	15,237	3,621	12,259	1,159	170,493
Central governments or central banks	67,763	19,846	7,636	410	507	218	96,378
Institutions	29,891	2,194	119	79	109	11	32,403
Corporates	6,425	1,738	4,681	1,321	5,259	467	19,891
Retail	7	5,740	441	52	808	0	7,047
Other	2,909	1,704	2,360	1,760	5,577	463	14,773

Risk exposure amount for default funds contributions	623	56	0	0	1	0	681

Total	434,722	273,007	130,354	63,292	28,411	9,802	939,587

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	Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	298,982	225,016	115,780	50,954	20,890	8,248	719,868
Central governments and central banks	58,284	989	30,048	1,694	390	574	91,978
Institutions	41,988	7,651	10,662	1,000	1,497	297	63,095
Corporates	151,859	19,570	72,600	46,275	11,970	1,239	303,513
Retail	823	188,652	112	1,604	1,936	0	193,127
Other	46,028	8,154	2,359	380	5,097	6,138	68,156

Foundation IRBA	2,410	7,708	142	0	10	0	10,269
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,410	7,708	142	0	10	0	10,269

Standardized Approach	84,565	31,721	15,734	3,767	8,702	26,572	171,060
Central governments or central banks	48,777	19,474	7,910	264	565	185	77,175
Institutions	29,195	2,973	98	20	32	173	32,491
Corporates	5,323	1,522	5,720	1,529	1,340	548	15,982
Retail	10	5,761	743	64	1,523	24	8,124
Other	1,260	1,990	1,264	1,891	5,243	25,641	37,288

Risk exposure amount for default funds contributions	1,531	62	1	0	2	0	1,595

Total	387,487	264,506	131,656	54,720	29,603	34,820	902,793

The overall increase in EAD levels in the first nine months of 2015 is mainly driven by foreign exchange movements which are accountable for € 31.0 billion of the € 36.8 billion change. Furthermore we saw in the Advanced IRBA an increase in EAD within the exposure class “Other”, mainly resulting from new securitization activities.

The movements in EAD in the exposure class “central governments and central banks” mainly resulted from higher positions in interest earning deposits with central banks and their reallocation between business divisions.

The decreases in EAD in the exposure class “Other” within the Standardized Approach result from the revised treatment to our defined benefit pension fund exposure.

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	Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA–	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA–	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB–	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB–	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB–	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC–	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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	Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA credit exposures by PD grade with corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Sep 30, 2015						Dec, 31 2014
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	5,625	0.03	24.05	496	8.82	0.01	4,893	0.03	21.82	325	6.64	0.01

iAA+	5,880	0.03	20.05	369	6.28	0.01	5,700	0.03	20.58	326	5.72	0.01

iAA	11,040	0.03	19.81	738	6.69	0.01	11,377	0.03	16.32	534	4.69	0.00

iAA–	11,377	0.04	33.58	1,349	11.86	0.01	12,583	0.04	33.75	1,405	11.17	0.01

iA+	14,463	0.05	30.33	1,983	13.71	0.01	13,744	0.05	29.51	1,849	13.45	0.01

iA	19,081	0.07	30.66	3,280	17.19	0.02	20,367	0.07	31.06	3,363	16.51	0.02

iA–	21,442	0.09	32.82	4,851	22.62	0.03	20,146	0.09	35.14	4,756	23.61	0.03

iBBB+	22,885	0.14	35.44	6,560	28.66	0.05	19,495	0.14	34.90	5,734	29.41	0.05

iBBB	22,766	0.23	30.09	7,253	31.86	0.07	21,891	0.23	30.95	7,238	33.06	0.07

iBBB–	22,520	0.39	31.54	9,253	41.09	0.12	20,057	0.39	31.70	8,730	43.53	0.12

iBB+	14,632	0.64	28.55	6,788	46.39	0.17	13,892	0.64	29.84	6,752	48.60	0.18

iBB	15,751	1.08	28.06	9,288	58.97	0.29	13,993	1.08	26.46	7,647	54.65	0.27

iBB–	14,788	1.77	23.22	8,755	59.21	0.39	13,013	1.77	25.07	7,838	60.23	0.41

iB+	9,475	2.92	19.78	5,411	57.11	0.57	8,157	2.92	19.93	4,942	60.59	0.56

iB	9,388	4.80	21.68	7,311	77.88	1.02	8,096	4.80	20.92	6,215	76.76	1.00

iB–	4,408	7.93	17.99	3,304	74.95	1.40	4,339	7.93	17.21	3,210	73.99	1.35

iCCC+	4,829	14.88	8.74	2,079	43.06	1.19	1,382	12.99	20.65	1,420	102.72	2.69

iCCC	851	21.80	13.48	688	80.79	3.02	643	21.56	16.75	655	101.80	3.81

iCCC–	585	31.00	14.17	454	77.56	4.39	535	31.00	14.78	458	85.59	4.59

Total excluding default	231,785	1.26	29.04	80,210	34.61	0.22	214,302	0.99	28.65	73,397	34.25	0.21

Default	7,297	100.00	24.42	1,994	27.33	N/M	7,531	100.00	26.72	1,963	26.07	N/M

Total including default	239,082	4.27	27.62	82,204	34.38	0.22	221,832	4.36	28.58	75,360	33.97	0.21

N/M – Not meaningful

1 Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating classes are predominantly collateralized.

The EAD levels increased in total over the reporting period primarily driven by foreign exchange movements. The decrease of EAD in some investment grade rating classes results from a regulatory change in the equivalence treatment of non-EU countries (e.g. China) prudential supervisory and regulatory requirements, which leads to a shift of exposures from corporates into institutions. An additional contribution to the decrease is attributable to new synthetic securitization transactions creating a shift of exposure into exposure class securitizations.

The increase of exposures in the internal rating class iCCC+ is mainly driven by changes in the internal dilution risk model. The probability of the dilution event is now determined independent of credit quality of seller being in the iCCC+ range.

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	Securitization

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

EAD net for Foundation IRBA credit exposures by PD grade for corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Sep 30, 2015				Dec 31, 2014
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,907	0.03	192	10.06	1,767	0.03	180	10.20

iAA–	715	0.04	63	8.79	18	0.04	2	13.26

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	35	0.06	6	17.37	26	0.06	4	16.90

iA–	229	0.09	44	19.08	814	0.08	133	16.31

iBBB+	624	0.15	171	27.44	540	0.15	121	22.32

iBBB	787	0.23	303	38.49	879	0.23	379	43.12

iBBB–	628	0.38	350	55.77	549	0.38	306	55.82

iBB+	474	0.69	315	66.43	736	0.69	494	67.12

iBB	219	1.23	145	66.39	236	1.23	162	68.79

iBB–	67	2.06	51	75.77	35	2.06	28	78.64

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	41	3.78	47	112.78	32	3.78	17	54.16

iB–	17	7.26	29	173.41	28	7.26	32	113.90

iCCC+	0	0.00	0	0.00	5	12.76	11	198.16

iCCC	42	18.00	114	269.97	62	18.00	156	250.41

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	5,785	0.41	1,830	30.12	5,727	0.52	2,025	35.36

Default	47	100.00	0	0.12	165	100.00	0	0.11

Total including default	5,832	1.31	1,830	31.39	5,892	3.31	2,025	34.38

The decrease in RWA is mainly related to rating improvements in the Postbank Factoring portfolio. The slight decrease in EAD resulted from the switch of specific positions from Foundation to Advanced IRBA.

Securitization

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The details of our trading book securitization positions subject to the market risk standardized approach (“MRSA”) are included in this section, while details of the trading book securitization positions covered under the comprehensive risk measure (“CRM”) are described in section “Trading Market Risk”.

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	Securitization

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Sep 30, 2015			Dec 31, 2014
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach
≤ 10%	60,372	323	0	44,968	246	0

> 10 ≤ 20%	3,887	30	17	4,170	37	9

> 20 ≤ 50%	2,395	146	19	2,427	97	1

> 50 ≤ 100%	2,795	101	62	2,313	124	53

> 100 ≤ 350%	262	38	1	313	40	3

> 350 ≤ 650%	169	58	0	160	51	0

> 650 < 1,250%	369	241	0	299	202	0

≥ 1,250% ≤ 1,325%	591	274	20	424	266	29

Total securitization positions retained or purchased	70,841	1,211	119	55,074	1,064	95

[1]

After considering value adjustments according to Article 266 (1,2) CRR. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

Exposure subject to the ≤ 10 % risk weight band increased by € 15.4 billion mainly driven by new originator activities and foreign exchange rate effects. The overall banking book exposure increased by 28.6 % to € 70.8 billion, the capital requirements increased by 15.1 % to € 1.3 billion.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Ratings Based Approach (“RBA”).

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Sep 30, 2015				Dec 31, 2014
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]
in € m.	Securitization	Re- Securitization	Securitization[2]	Re- Securitization	Securitization	Re- Securitization	Securitization[2]	Re- Securitization
≤ 10%	4,074	0	26	0	5,295	0	33	0

> 10 ≤ 20%	2,313	0	24	0	2,056	0	21	0

> 20 ≤ 50%	915	716	114	23	854	1,064	50	34

> 50 ≤ 100%	1,765	18	98	1	1,487	29	120	1

> 100 ≤ 350%	179	32	29	3	78	7	7	1

> 350 ≤ 650%	39	19	13	6	58	0	19	0

> 650 < 1,250%	242	12	134	7	154	16	85	9

≥ 1,250% ≤ 1,325%	553	17	255	17	342	46	244	19

Total securitization positions retained or purchased	10,080	814	692	56	10,324	1,162	579	64

[1]	After considering value adjustments according to Article 266 (1,2) CRR.
[2]	Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

The exposure subject to the IRBA-Rating Based Approach (RBA) for securitization reduced slightly to € 10.1 billion. Exposure subject to IRBA-RBA for re-securitization reduced by 29.9 % to € 0.8 billion.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal

Assessment Approach (IAA)

	Sep 30, 2015				Dec 31, 2014
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	0	0	0	0	996	0	7	0

> 10 ≤ 20%	0	0	0	0	1,160	0	11	0

> 20 ≤ 50%	0	0	0	0	245	33	5	1

> 50 ≤ 100%	0	0	0	0	47	0	3	0

> 100 ≤ 350%	0	0	0	0	166	0	28	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	0	0	0	0	0	0	0	0

Total securitization positions retained or purchased	0	0	0	0	2,614	33	53	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

The management decision to discontinue the funding of securitizations through ABCP conduits resulted in the reduction of exposure subject to IRBA-Internal Assessment Approach (IAA) to zero in the third quarter of 2015, compared to € 2.6 billion as of December 31, 2014.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Sep 30, 2015				Dec 31, 2014
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	56,298	0	297	0	38,676	0	206	0

> 10 ≤ 20%	447	54	5	1	317	49	3	1

> 20 ≤ 50%	299	0	10	0	217	0	7	0

> 50 ≤ 100%	49	0	2	0	5	0	0	0

> 100 ≤ 350%	43	0	6	0	36	0	5	0

> 350 ≤ 650%	111	0	40	0	102	0	32	0

> 650 < 1,250%	115	0	100	0	129	0	108	0

1,250%	1	0	1	0	7	0	3	0

Total securitization positions retained or purchased	57,363	54	462	1	39,487	49	365	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

Banking Book exposure subject to the IRBA-Supervisory Formula Approach (SFA) overall increased to € 57.4 billion. This increase is mainly driven by originator activities, securitization positions for which the funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA) and foreign exchange rate changes. The capital requirements increased to € 0.5 billion.

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Sep 30, 2015				Dec 31, 2014
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	0	0	0	0	0	0	0	0

> 10 ≤ 20%	1,073	0	17	0	588	0	9	0

> 20 ≤ 50%	465	0	19	0	14	0	1	0

> 50 ≤ 100%	963	0	62	0	745	0	53	0

> 100 ≤ 350%	9	0	1	0	27	0	3	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	13	7	13	7	23	6	23	6

Total securitization positions retained or purchased	2,523	7	112	7	1,398	6	89	6

Banking Book exposure subject to the CRSA overall increased to € 2.5 billion. This increase is mainly driven by investor activities and securitization positions for which the funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA).

Trading Book Securitization Exposure

For trading book securitization positions not covered under the CRM, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions.

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Sep 30, 2015				Dec 31, 2014
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	13,156	0	20	0	4,540	0	26	0

> 10 ≤ 20%	6,095	1	69	0	4,568	0	51	0

> 20 ≤ 50%	830	207	25	6	1,289	249	29	8

> 50 ≤ 100%	1,448	102	90	7	582	100	35	6

> 100 ≤ 350%	2,201	523	34	14	533	96	73	14

> 350 ≤ 650%	1,611	53	56	18	174	36	63	13

> 650 < 1,250%	150	0	3	0	81	18	45	11

1,250%	3,168	474	725	260	1,008	302	1,008	302

Total securitization positions retained or purchased	28,658	1,360	1,022	304	12,774	801	1,329	353

The increase in trading book securitization exposure since the last year-end was mainly driven by a regulatory change which results in a consideration of the sum of net long and net short capital charges in comparison to the maximum amount (Article 337 (4) CRR). Although the considered exposure increased by 121.1 % the capital requirements decreased by 21.2%. On the one hand this was due to noticeable de-risking of high risk-weighted positions and on the other hand due to synthetic securitization positions contributing to the exposure amount but subject to an own funds requirements cap according to Article 335 CRR.

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	Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	44.9	51.6	(42.3)	(34.9)	20.4	25.1	32.0	31.2	17.5	14.8	16.0	13.2	1.3	2.2

Maximum[2]	65.6	71.4	(59.2)	(61.9)	30.2	42.8	40.3	38.9	28.3	24.6	25.0	21.2	4.0	10.2

Minimum[2]	31.5	35.4	(31.8)	(24.4)	16.2	15.7	27.2	25.9	9.2	9.9	6.0	6.9	0.5	0.7

Period-end[3]	40.8	49.0	(37.2)	(36.0)	19.2	18.1	27.2	29.6	17.7	15.5	12.9	20.5	1.0	1.3

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of September 30, 2015 and for 2014 as of December 31, 2014.

The average value-at-risk for the first nine months of 2015 decreased by € 6.7 million to € 44.9 million compared with the average for the full year 2014. The average interest rate value-at-risk decreased, and there were increases in average foreign exchange and equity value-at-risk. Foreign exchange value-at-risk increased due to an increase in U.S. dollar exposure on average compared to the full year 2014. Equity value-at-risk increased resulting from an increase in exposure on individual equities. There were additional increases coming from market volatility in the one year time horizon used in the value-at-risk calculation which particularly impacted foreign exchange and equity value-at-risk. The overall reduction was due to an improvement in diversification benefit.

During the first nine months of 2015 our trading units achieved a positive revenue for 93 % of the trading days compared with 95 % in the full year 2014.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	107.1	109.6	(124.5)	(125.4)	63.3	64.4	112.9	124.0	23.1	11.5	29.8	29.7	2.5	5.4

Maximum[2]	135.7	161.1	(186.7)	(168.0)	84.2	85.9	154.5	142.8	68.7	42.6	59.8	70.3	7.6	16.7

Minimum[2]	82.4	81.6	(71.7)	(102.3)	50.1	48.8	91.1	100.7	0.1	0.0	5.7	13.7	0.7	1.4

Period-end[3]	121.7	120.7	(78.0)	(139.3)	69.0	52.3	91.1	140.8	27.0	18.8	10.9	46.2	1.8	1.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of September 30, 2015 and for 2014 as of December 31, 2014.

The average stressed value-at-risk for the first nine months of 2015 was € 107.1 million and decreased by € 2.5 million compared with the full year 2014. There were reductions in the credit spread stressed value-at-risk, partly offset by an increase in equity stressed value-at-risk. Equity stressed value-at-risk increased due to increased single name exposures and a reduction in loss protection on average compared to the full year 2014. The average and period end credit spread stressed value-at-risk decreases were driven by an improvement to the correlations approach used to aggregate certain components within credit spread value-at-risk.

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	Market Risk

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

	Total		Fixed Income & Currencies		Structured Finance		Emerging Markets - Debt		NCOU		Other
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[1]	959.3	811.9	643.2	532.8	248.9	152.2	196.8	164.1	4.7	(3.6)	(134.4)	(33.5)

Maximum[1]	1,093.9	1,065.4	780.9	719.3	329.3	189.3	249.3	220.2	16.8	39.4	(103.8)	64.7

Minimum[1]	920.1	647.9	580.5	381.8	227.7	106.3	167.7	119.5	(7.1)	(25.8)	(184.3)	(88.0)

Period-end[2]	980.7	1,037.8	648.5	603.4	257.2	159.8	178.9	170.5	(0.2)	39.4	(103.8)	64.7

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding September 30, 2015 and December 31, 2014, respectively.
[2]	Amounts for 2015 as of September 30, 2015 and for 2014 as of December 31, 2014.
[3]	Business line breakdowns have been updated for 2015 reporting to better reflect the current business structure.

The incremental risk charge as at the end of the first nine months of 2015 was € 0.98 billion a decrease of € 57 million (6%) compared with year-end 2014. The 12-week average incremental risk charge as at the end of the first nine months of 2015 was € 0.96 billion and thus € 147 million (18%) higher compared with the average for the 12-week period ended December 31, 2014. The increase was driven by an increase in concentrated single name exposures primarily on sovereign entities, which particularly impacts the incremental risk charge.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2015	2014
Average[1]	204.3	246.9

Maximum[1]	221.2	257.5

Minimum[1]	178.6	223.0

Period-end[2]	178.6	222.0

[1]	Regulatory Comprehensive Risk Measure calculated for the 12-week period ending September 30, 2015 and December 31, 2014.
[2]	Spot value of internal model Comprehensive Risk Measure at period end.

The comprehensive risk measure as at the end of the first nine months of 2015 was € 179 million and decreased by € 43 million (20%) compared with year-end 2014. The 12-week average of our comprehensive risk measure for the first nine months of 2015 was € 204 million and thus € 43 million (17%) lower compared with the average for the 12-week period ended December 31, 2014. The reduction was due to continued de-risking in the correlation trading portfolio.

Market Risk Standardized Approach

As of September 30, 2015, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 1,347 million corresponding to risk-weighted assets of € 16.8 billion. As of December 31, 2014 these positions generated capital requirements of € 1,682 million corresponding to risk-weighted assets of € 21.0 billion. The reduction is due to de-risking, which has been partly offset by an increase following the end of the transitional period granted by Article 337 (4) CRR as the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally, there has been an increase from foreign exchange.

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	Operational Risk

For nth-to-default credit default swaps the capital requirement increased to € 21.4 million corresponding to risk-weighted assets of € 267.6 million compared with € 1 million and € 19 million as of December 31, 2014 caused by the aforementioned regulatory change.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 73 million corresponding to risk-weighted assets of € 917 million as of September 30, 2015, compared with € 91 million and € 1,139 million as of December 31, 2014.

The capital requirement for longevity risk under the market risk standardized approach was € 36 million for NCOU and PIRM corresponding to risk-weighted assets of € 444 million as of September 30, 2015, compared with € 26 million and € 326 million as of December 31, 2014.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of September 30, 2015 and at year-end 2014. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of September 30, 2015 and at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first nine months of 2015 our operational risk losses continued to be driven by legal operational risk losses and legal provisions. For a description of our current legal and regulatory proceedings, please see section “Contingent Liabilities” of this Interim Report. Our non-legal operational risk losses continued to be lower than for the first nine months of 2014. The outlook for the rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business. Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of legal risks/contingencies, trend analyses based upon available losses and key risk indicator data.

Economic Capital Usage for Operational Risk by Business Division

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014	in € m.	in %
Corporate Banking & Securities	6,516	3,569	2,947	83

Private & Business Clients	735	1,088	(354)	(32)

Global Transaction Banking	989	150	839	559

Deutsche Asset & Wealth Management	1,153	722	431	60

Non-Core Operations Unit	455	2,070	(1,615)	(78)

Total economic capital usage for operational risk	9,847	7,598	2,249	30

The economic capital usage for operational risk as of September 30, 2015 was € 9.8 billion, € 2.2 billion or 30 % higher compared to year-end 2014. This is mainly driven by internal and external legal operational risk losses used in our capital model and reflects an increased operational risk loss profile in the industry. Besides the overall increase of the economic capital, the changes for the business divisions are due to a change in the allocation methodology. In particular the capital allocation methodology used for the Non-Core Operations Unit (NCOU) was adjusted to be based on assets. The new allocation replaces the more complex but less precise former allocation and as we believe better reflects the decreasing residual risk in a wind-down business. As a result, an increase in CB&S economic capital is observed.

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	Liquidity Risk

Operational Risk Framework Development

The AMA (advanced measurement approach) model is subject to continuous validation and enhancement, as we attempt to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to the BaFin and have received a preliminary approval letter. We are expecting a final approval letter regarding these changes in the near future. These model changes include an improved validation and recalibration methodology for insurance parameters, changes to the modeling of the loss frequency as well as an enhanced scoring mechanism for the self-assessment results in our AMA model.

Further, we have submitted an additional model change request to the BaFin to replace the € 1 billion economic capital safety margin, which we have continuously applied since its implementation in 2011. This model change, which adds increased forward-looking aspects to the AMA model, will result in higher economic capital even after we remove the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data” set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team (the BaFin and ECB) on these model enhancements is on-going, management has decided to recognize the impact of these model changes in the second quarter 2014 which led to an increase in the capital requirement over the models that have previously been approved by the BaFin.

In the first quarter 2015 the joint supervisory team accepted the use an enhanced divisional capital allocation methodology featuring division specific severity distributions for the Core Divisions and improved allocation to the Non-Core Operations Unit. We believe the major benefits from using this methodology are an improved focus on divisional standalone risk profiles and a significant reduction of cross-divisional effects. In addition, we have transitioned from using a complex allocation not fully reflecting the winding down of the NCOU business to a new NCOU allocation based on assets. Moreover the allocation of the € 1 billion economic capital safety margin moving RWA from Core to non-Core is no longer considered appropriate and has been removed. The changes have already been implemented and are reflected in the results since the first quarter 2015.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Sep 30, 2015		Dec 31, 2014
Capital Markets and Equity	213	22%	214	23%

Retail	311	32%	301	33%

Transaction Banking	205	21%	184	20%

Other Customers[1]	79	8%	74	8%

Unsecured Wholesale	58	6%	55	6%

Secured Funding and Shorts	105	11%	81	9%

Financing Vehicles[2]	5	1%	12	1%

Total external funding	977	100%	919	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 611 billion (€ 660 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 73 billion (€ 75 billion), and other non-funding liabilities € 59 billion (€ 54 billion) for September 30, 2015, and December 31, 2014, respectively.

The increase of € 21 billion in transaction banking and of € 24 billion in secured funding and shorts reflect increasing business activity in comparison to low year-end levels. Increased deposits from wealth management clients were reflected in the € 10 billion increase in the retail business. Foreign exchange effects contributed to the increase across most funding sources.

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	Liquidity Risk

In the third quarter of 2015, we raised € 10.4 billion at an average spread over the relevant floating index (e.g. Libor) of 61 basis points. Over the first nine months of 2015, we have issued € 32.8 billion, roughly the midpoint of the total 2015 funding plan of €30-35 billion. The average spread during the first nine months of the year 2015 over the relevant floating index (e.g. Libor) was 54 basis points, with an average tenor of 6.3 years. The most significant transaction in the quarter was a U.S.$ 1.375 billion 5 year issue, split between a U.S.$ 1 billion fixed tranche, priced at T+ 143 basis points and a U.S.$ 375 million floating rate tranche, priced at U.S.$ Libor plus 131 basis points. A further significant recent development was the implementation of the EU Bank Recovery and Resolution Directive into German law, including a provision which would amend the ranking of non-structured senior unsecured debt to those liabilities with which it was previously pari passu (e.g. structured senior unsecured debt, derivatives linked liabilities and certain deposits; see section “Outlook - the Banking industry” for further details). For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuances.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Sep 30, 2015		Dec 31, 2014
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	90	90	65	65

Parent (incl. foreign branches)	69	69	54	54

Subsidiaries	21	21	11	11

Highly liquid securities (includes government, government guaranteed and agency securities)	112	104	103	96

Parent (incl. foreign branches)	88	83	81	75

Subsidiaries	23	21	23	20

Other unencumbered central bank eligible securities	18	13	16	11

Parent (incl. foreign branches)	15	11	14	10

Subsidiaries	3	2	2	1

Total liquidity reserves	219	206	184	171

Parent (incl. foreign branches)	172	163	149	139

Subsidiaries	47	44	35	32

Our liquidity reserves increased by € 35 billion or 19 % during the first nine months of 2015 in comparison to year-end 2014.

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	Capital Management

Capital Management

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations for 2014 as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until the 2015 Annual General Meeting (May 21, 2015), we purchased 25.6 million shares. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.2 million as of the 2015 Annual General Meeting.

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the BaFin for share buybacks for 2015 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until September 30, 2015, 20.7 million shares have been purchased, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 0.7 million as of September 30, 2015.

Until the 2015 Annual General meeting, the authorized capital available to the Management Board was € 257 million (100 million shares). The conditional capital stood at € 486 million (190 million shares). Moreover, the 2014 Annual General Meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

New authorized capital of € 1,760 million (688 million shares) replacing old authorizations has been approved by the 2015 Annual General Meeting and the new authorizations have been legally registered. The conditional capital remains unchanged at € 486 million (190 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For September 30, 2015, this resulted in eligible Additional Tier 1 instruments of € 11.7 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 7.1 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 5.8 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

On April 1, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of U.S. $ 1.50 billion. The notes pay a coupon of 4.50%, have a denomination of U.S. $ 200,000 and integral multiples of U.S. $ 1,000 in excess thereof and are due April 1, 2025. They were issued as transactions under the registration requirements of the US Securities Act of 1933.

Furthermore, we issued new callable fixed to fixed reset rate subordinated Tier 2 notes with an aggregate amount of CNY 1.41 billion on April 10, 2015. The notes have a denomination of CNY 1,000,000 and are due April 10, 2025. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

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	Regulatory Capital

The total of our Tier 2 capital instruments as of September 30, 2015 recognized during the transition period under CRR/CRD 4 was € 6.8 billion. As of September 30, 2015, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.7 billion. No Tier 2 capital instruments have been called since June 30, 2015.

Regulatory Capital

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

Minimum capital requirements and additional capital buffers

The minimum capital requirements of CET 1 capital applicable to the Group increased from 4 % of risk-weighted assets (RWA) in 2014 to 4.5 % of RWA from 2015 onwards.

In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with the Deutsche Bundesbank resulting in an additional requirement of 2 % CET 1 capital of RWA, fully effective from 2019 onwards. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2014. The additional buffer requirement will be phased in starting 2016.

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10% (on a phase-in basis) at all times.

Further information about minimum capital requirements and additional capital buffers applicable to us can be found in our Financial Report 2014.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of September 30, 2015 amounted to € 61.3 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 54.6 billion and Additional Tier 1 (AT1) capital of € 6.7 billion. The CRR/CRD 4 Tier 1 capital was € 2.6 billion lower than at the end of 2014, resulting from a decrease in CET 1 capital of € 5.5 billion since year-end 2014 and an increase for the same period in AT1 capital of € 2.9 billion.

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	Regulatory Capital

The € 5.5 billion decrease of CRR/CRD 4 CET 1 capital was the result of the first-time consideration of additional value adjustments (based on the Regulatory Technical Standard on prudent valuation issued by the EBA) of € 2.0 billion as per September 30, 2015, slightly compensated by a benefit from the related reduction of the shortfall of provisions to expected losses, and higher regulatory adjustments due to the increased phase-in rate (40 % in 2015, 20 % in 2014), among others resulting in a higher deduction item of deferred tax assets that do not arise from temporary differences of € (0.8) billion compared to the year-end 2014. The net loss attributable to Deutsche Bank shareholders and additional equity components of € 4.7 billion in the first nine months of 2015 was to a large part neutral for the regulatory capital as it reflects to a large extent impairments of Goodwill and other intangible assets that were already deducted from CET 1 and AT1 capital before the impairment. Our CET 1 capital as of September 30, 2015 includes the reversal of past dividend accruals due to the negative net income.

The € 2.9 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 5.8 billion lower than at year-end 2014, also impacted by the impairments of Goodwill and other intangible assets) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under “fully loaded” rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 40 % in 2015 (20 % in 2014) and decreased correspondingly on the level of AT1 capital to 60 % in 2015 (80 % in 2014). The reduction of regulatory adjustments on the level of AT1 capital overcompensated the decrease in our CRR/CRD 4 AT1 capital instruments of € 2.9 billion (compared to December 31, 2014) that resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of September 30, 2015 was € 51.5 billion, slightly increased compared to € 50.7 billion at the end of 2014. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 46.9 billion as of September 30, 2015, compared to € 46.1 billion as of December 31, 2014. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of September 2015, nearly unchanged compared to year-end 2014.

The slight increase of our fully loaded CET 1 capital of € 0.8 billion compared to year-end 2014 was due to the fact that the negative impacts (net loss of € 4.7 billion, first-time prudent valuation deduction of € 2.0 billion) were more than offset by positive countereffects. This constitutes predominantly a lower deduction item for Goodwill and other intangible assets mainly due to impairments (€ 4.7 billion lower deduction compared to year-end 2014), a reduced deduction of the negative amounts from the calculation of expected loss amounts (€ 0.7 billion lower deduction compared to year-end 2014 as a consequence of the prudent valuation assessment) and moreover a positive impact from the change of the foreign currency exchange rates since year-end 2014.

Overview of Regulatory Capital, RWA and Capital Ratios

	Sep 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 capital before regulatory adjustments	63,165	63,432	65,750	66,175

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(16,246)	(8,800)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	46,918	54,632	46,076	60,103

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	11,787	4,676	14,696

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(5,101)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,551	6,686	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	51,469	61,318	50,695	63,898

Tier 2 (T2) capital before regulatory adjustments	12,359	6,891	12,412	4,891

Total regulatory adjustments to Tier 2 (T2) capital	(83)	(160)	(36)	(496)

Tier 2 (T2) capital	12,276	6,731	12,376	4,395

Total capital (TC = T1 + T2)	63,745	68,049	63,072	68,293

Total risk-weighted assets	407,626	407,860	393,969	396,648

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	13.4	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.6	15.0	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	15.6	16.7	16.0	17.2

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	Regulatory Capital

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Sep 30, 2015			Dec 31, 2014
in € m.	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	References[1]
Assets:

Cash and due from banks	27,278	(489)	26,789	20,055	(246)	19,809

Interest-earning deposits with banks	75,284	(2,552)	72,732	63,518	(1,358)	62,160

Central bank funds sold and securities purchased under resale agreements	23,720	(69)	23,651	17,796	0	17,796

Securities borrowed	33,109	(5)	33,104	25,834	(11)	25,823

Financial assets at fair value through profit or loss
Trading assets	196,998	(5,423)	191,575	195,681	(7,846)	187,835
Positive market values from derivative financial instruments	571,611	2,500	574,110	629,958	421	630,379
Financial assets designated at fair value through profit or loss	113,098	(12,334)	100,765	117,285	(12,490)	104,795

Total financial assets at fair value through profit or loss	881,707	(15,257)	866,450	942,924	(19,915)	923,009

Financial assets available for sale	71,088	20,289	91,377	64,297	434	64,731

Equity method investments	4,082	(207)	3,875	4,143	(218)	3,925	h
thereof: Goodwill	26	0	26	430	0	430	e

Loans	428,337	825	429,162	405,612	(3,348)	402,264

Property and equipment	2,894	(194)	2,701	2,909	(193)	2,716

Goodwill and other intangible assets	9,932	(1,330)	8,603	14,951	(1,817)	13,134	e

Other assets	153,544	(785)	152,759	137,980	(1,027)	136,953
thereof: Defined benefit pension fund assets	1,013	0	1,013	961	0	961	g

Income tax assets[2]	8,398	(163)	8,235	8,684	(131)	8,553	f

Total assets	1,719,374	63	1,719,437	1,708,703	(27,832)	1,680,872

Liabilities and equity:

Deposits	570,223	5,620	575,843	532,931	4,823	537,754

Central bank funds purchased and securities sold under repurchase agreements	7,086	0	7,086	10,887	0	10,887

Securities loaned	3,344	(6)	3,338	2,339	(10)	2,329

Financial liabilities at fair value through profit or loss
Trading liabilities	55,995	(161)	55,834	41,843	(200)	41,643
Negative market values from derivative financial instruments	544,440	582	545,022	610,202	603	610,805
Financial liabilities designated at fair value through profit or loss	38,687	(2,087)	36,600	37,131	(2,315)	34,816
Investment contract liabilities	8,268	(8,268)	0	8,523	(8,523)	0

Total financial liabilities at fair value through profit or loss	647,390	(9,934)	637,456	697,699	(10,435)	687,264

Other short-term borrowings	30,194	(1,829)	28,365	42,931	(8,780)	34,151

Other liabilities	213,437	(14,522)	198,916	183,823	(12,628)	171,195

Provisions	8,122	(76)	8,046	6,677	(81)	6,596

Income tax liabilities[2]	2,581	(445)	2,136	2,783	(483)	2,300

Long-term debt	161,187	21,622	182,809	144,837	772	145,609
thereof: Subordinated long-term debt[3]	8,515	0	8,515	6,392	0	6,392	j, k

Trust preferred securities[3]	6,931	379	7,310	10,573	516	11,089	j, k

Obligation to purchase common shares	0	0	0	0	0	0

Total liabilities	1,650,495	809	1,651,304	1,635,481	(26,308)	1,609,173

Common shares, no par value, nominal value of € 2.56	3,531	0	3,531	3,531	0	3,531	a

Additional paid-in capital	33,447	(5)	33,442	33,626	(5)	33,621	a

Retained earnings	23,170	(342)	22,828	29,279	(1,107)	28,171	b

Common shares in treasury, at cost	(30)	0	(30)	(8)	0	(8)	a

Equity classified as obligation to purchase common shares	0	0	0	0	0	0	a

Accumulated other comprehensive income (loss), net of tax	3,831	(294)	3,537	1,923	(306)	1,617	c

Total shareholders’ equity	63,949	(641)	63,307	68,351	(1,419)	66,932

Additional equity components	4,674	0	4,674	4,619	0	4,619	i

Noncontrolling interests	256	(105)	151	253	(105)	148	d

Total equity	68,879	(746)	68,133	73,223	(1,523)	71,699

Total liabilities and equity	1,719,374	63	1,719,437	1,708,703	(27,832)	1,680,872

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)”. Where applicable, more detailed information is provided in the respective reference footnote section.

[2]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[3]	Eligible Additional Tier 1 and Tier 2 instruments are reflected in these balance sheet positions with their values according to IFRS.

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	Regulatory Capital

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Sep 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4	References[1]
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	36,943	36,943	37,144	37,144	a
Thereof: Ordinary shares[2]	36,943	36,943	37,144	37,144	a

Retained earnings	27,502	27,502	26,509	26,509	b

Accumulated other comprehensive income (loss), net of tax	3,537	3,714	1,617	1,923	c

Funds for general banking risk	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1	N/M	0	N/M	0

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	91	0	118	d

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	(4,817)	(4,817)	481	481	b

Common Equity Tier 1 capital before regulatory adjustments	63,165	63,432	65,750	66,175

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[4]	(1,986)	(1,986)	0	0

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,287)	(3,315)	(12,979)	(2,596)	e

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,197)	(1,279)	(2,620)	(524)	f

Fair value reserves related to gains or losses on cash flow hedges	(190)	(190)	(181)	(181)

Negative amounts resulting from the calculation of expected loss amounts	0	(7)	(712)	(147)

Any increase in equity that results from securitized assets (negative amount)	(39)	(39)	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[5]	(501)	(183)	(544)	(210)

Defined benefit pension fund assets (negative amount)	(1,013)	(405)	(961)	(192)	g

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[6]	(72)	(33)	(54)	(11)

Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	0	0	0	0

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0
Securitization positions (negative amount)	0	0	0	0
Free deliveries (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	0	0	(78)	(16)	f

Amount exceeding the 15 % threshold (negative amount)	(613)	(209)	(1,199)	(202)
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(297)	(101)	(499)	(84)	h
Deferred tax assets arising from temporary differences	(316)	(108)	(700)	(118)	f

Losses for the current financial year (negative amount)	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	N/M	(807)	N/M	(1,648)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(349)	(349)	(345)	(345)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	0

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(16,246)	(8,800)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	46,918	54,632	46,076	60,103

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	Regulatory Capital

	Sep 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4	References[1]
Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676	i
Thereof:
Classified as equity under applicable accounting standards	4,676	4,676	4,676	4,676	i
Classified as liabilities under applicable accounting standards	0	0	0	0

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	7,111	N/M	10,021	j

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	11,787	4,676	14,696

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(48)	(57)	(57)	i

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(5,053)	N/M	(10,845)
Thereof:
Goodwill and other intangible assets	N/M	(4,972)	N/M	(10,383)	e
Shortfall of provisions to expected losses	N/M	(5)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(76)	N/M	(168)	h

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0

Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(5,101)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,551	6,686	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	51,469	61,318	50,695	63,898

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[9]	11,592	5,772	11,505	2,942	k

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	189	N/M	721	k

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	767	931	908	1,228	k
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Credit risk adjustments	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	12,359	6,891	12,412	4,891

Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(83)	(79)	(36)	(34)	k

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

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	Regulatory Capital

	Sep 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4	References[1]
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(81)	N/M	(462)
Thereof:
Shortfall of provisions to expected losses	N/M	(5)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(76)	N/M	(168)	h

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0
Direct holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	0	0

Total regulatory adjustments to Tier 2 (T2) capital	(83)	(160)	(36)	(496)

Tier 2 (T2) capital	12,276	6,731	12,376	4,395

Total capital (TC = T1 + T2)	63,745	68,049	63,072	68,293

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)[10]	N/M	0	N/M	0
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0
Indirect and synthetic holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0

Total risk-weighted assets	407,626	407,860	393,969	396,648
Thereof:
Credit Risk (including Settlement Risk)	242,426	242,660	241,475	244,155
Credit Valuation Adjustment (CVA)	18,719	18,719	21,203	21,203
Market Risk	59,609	59,609	64,209	64,209
Operational Risk	86,871	86,871	67,082	67,082

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.5	13.4	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.6	15.0	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	15.6	16.7	16.0	17.2

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)	9.0	4.5	9.0	4.0
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0
Countercyclical buffer requirement[11]	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[12]	2.0	0.0	2.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[13]	6.6	8.5	6.9	9.2

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	Regulatory Capital

	Sep 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4	References[1]
Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[7]	2,143	2,143	3,148	3,148

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)	3,413	3,457	2,877	2,956

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	3,626	3,673	4,035	4,146

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	321	321	454	454

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,036	1,036	991	991

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M	0

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

Current cap on AT1 instruments subject to phase-out arrangements	N/M	8,768	N/M	10,021

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	446

Current cap on T2 instruments subject to phase-out arrangements	N/M	2,363	N/M	2,701

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

N/M – Not meaningful

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Based on EBA list as referred to in Article 26 (3) CRR.
[3]

Reflects the ECB decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in CET 1 capital. Deutsche Bank has reversed the dividend accrual for the first nine months of 2015.

[4]

The € 2.0 billion additional value adjustments were derived from the Regulatory Technical Standard on prudent valuation issued by the EBA and before consideration of a benefit from the related reduction of the shortfall of provisions to expected losses of € 0.7 billion. Deutsche Bank has agreed with the ECB to apply this standard in our regulatory capital calculation effective 30 September 2015 ahead of its adoption and publication by the European Commission.

[5]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution according to Article 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities according to Article 33 (1) (c) CRR.

[6]	Excludes holdings that are already considered in the accounting base of Common Equity.
[7]	Based on our current interpretation no deduction amount expected.
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).
[9]	Amortization is taken into account.
[10]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e. CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[11]	Countercyclical buffer rates not yet available.
[12]	G-SII buffer required by BaFin since March 2015 and phased-in starting 2016.
[13]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

[a]	Common shares, additional paid-in capital and common shares in treasury reflect regulatory eligible CET 1 capital instruments.
[b]

The position retained earnings in the regulatory balance sheet includes net income (loss) attributable to Deutsche Bank shareholders and additional equity components of € (4,674) million as of September 30, 2015 (€ 1,663 million as of December 31, 2014). This item is excluded from the position retained earnings in the transitional template for regulatory capital and shown separately along with accrual for dividend and AT1 coupons of € 143 million as of September 30, 2015 (€ 1,182 million as of December 31, 2014) in the position independently reviewed interim profits net of any foreseeable change or dividend.

[c]	Difference to regulatory balance sheet position driven by prudential filters for unrealized gains and losses.
[d]	Phase-out of noncontrolling interests at a rate of 60 % in 2015 (80 % in 2014).
[e]

Regulatory applicable amount is Goodwill and other intangible assets of € 8,603 million as of September 30, 2015 (€ 13,134 million as of December 31, 2014) plus Goodwill from equity method investments of € 26 million as of September 30, 2015 (€ 430 million as of December 31, 2014) as per regulatory balance sheet reduced by deferred tax liabilities on other intangibles of € 342 million as of September 30, 2015 (€ 585 million as of December 31, 2014). Total CET 1 deduction amount is phased-in at a rate of 40 % in 2015 (2014: 20%). Residual amount is deducted from AT1 capital.

[f]	Differences to balance sheet position mainly driven by adjustments as set out in Article 38 (2) to (5) CRR (e.g. regulatory offsetting requirements).
[g]	Phase-in at a rate of 40 % in 2015 (20 % in 2014).
[h]

Hua Xia Bank Company Limited as major part of the position equity method investments and the major part of significant holdings of the CET 1 instruments of financial sector entities, subject to threshold deductions. CET 1 deduction amount is phased-in at a rate of 40%. Residual amount is deducted from AT1 und T2 capital.

[i]	Additional equity components reflects regulatory eligible AT1 capital instruments.
[j]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 51 to 61 CRR (e.g. current cap on AT1 instruments subject to phase-out arrangements).
[k]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 62 to 71 CRR (e.g. maturity deduction, noncontrolling interests).

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	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Sep 30, 2015	Dec 31, 2014
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	63,949	68,351
Deconsolidation/Consolidation of entities	(641)	(1,419)
Thereof:
Additional paid-in capital	(5)	(5)
Retained earnings	(342)	(1,107)
Accumulated other comprehensive income (loss), net of tax	(294)	(306)

Total shareholders’ equity per regulatory balance sheet	63,307	66,932

Noncontrolling interest based on transitional rules	91	118
Accrual for dividend and AT1 coupons	(143)	(1,182)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	177	306

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	63,432	66,175

Prudential filters	(3,204)	(2,039)
Thereof:
Additional value adjustments	(1,986)	0
Any increase in equity that results from securitized assets	(39)	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(372)	(391)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(807)	(1,648)

Regulatory adjustments	(5,596)	(4,032)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(3,315)	(2,596)
Deferred tax assets that rely on future profitability	(1,386)	(657)
Shortfall of provisions to expected loss	(7)	(147)
Defined benefit pension fund assets	(405)	(192)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(101)	(84)
Securitization positions not included in risk-weighted assets	0	0
Other[1]	(382)	(356)

Common Equity Tier 1 capital	54,632	60,103

Additional Tier 1 capital	6,686	3,794

Additional Tier 1 Notes (AT1 Notes)	4,628	4,619
Per balance sheet	4,674	4,619
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(47)	0

Hybrid capital securities	7,094	10,002
Per balance sheet	6,931	10,573
Deconsolidation/Consolidation of entities	379	516
Regulatory adjustments to balance sheet position	(216)	(1,087)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	(446)
Other	(216)	(640)

Other regulatory adjustments	17	19

Deductions from Additional Tier 1 capital	(5,053)	(10,845)

Tier 1 capital	61,318	63,898

Tier 2 capital	6,731	4,395

Subordinated debt	6,526	4,120
Per balance sheet	8,515	6,392
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,989)	(2,272)
Thereof:
Amortization according to Art. 64 CRR	(1,734)	(2,101)
Other	(255)	(171)

Other regulatory adjustments	286	737
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	446
Other	286	291

Deductions from Tier 2 capital	(81)	(462)

Total capital	68,049	68,293

N/M – Not meaningful

[1]	Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).

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	Regulatory Capital

Development of Risk-weighted Assets

The RWA according to CRR/CRD 4 were € 407.9 billion as of September 30, 2015, compared with € 396.6 billion at the end of 2014. The overall increase of € 11.2 billion largely reflects an increase in operational risk RWA assets of € 19.8 billion that is partly offset by reductions in the other risk categories. Operational Risk RWA are up due to legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the banking industry. Credit Risk RWA are € 1.5 billion lower as a result of a revised treatment of pension fund exposure calculation as well as a beneficial impact from parameter recalibration and rating migration. The lower RWA for market risk are largely attributable to lower risk levels coming from the market risk standardized approach for securitisation positions. The € 2.5 billion reduction in RWA for CVA is mainly driven by a further reduction of portfolio exposures partly offset by the impact from market movements.

RWA according to CRR/CRD 4 fully loaded were € 407.6 billion as of September 30, 2015 compared with € 394.0 billion at the end of 2014. The increase was driven by the same movements as outlined for transitional rules. The fully loaded risk-weigthed assets were € 234 million lower than the risk-weighted assets under the transitional rules due to lower risk-weighted assets to equal terms from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

The table below provide an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Within credit risk, the line item “Other” in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the majority of the line item “Other” includes RWA from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

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	Regulatory Capital

Risk-weighted Assets by Model Approach and Business Division

	Sep 30, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	89,168	72,461	45,125	7,968	16,063	11,869	242,654
Segmental reallocation	(3,410)	500	4,644	355	72	(2,161)	0

Advanced IRBA	83,966	62,058	34,682	4,594	10,635	13,091	209,026
Central Governments and Central Banks	3,798	38	1,237	0	11	228	5,313
Institutions	9,429	1,452	4,051	136	551	11	15,631
Corporates	58,906	10,446	28,931	3,306	3,646	1,396	106,631
Retail	175	38,784	22	130	711	0	39,822
Other	11,658	11,337	442	1,021	5,716	11,456	41,630

Foundation IRBA	2,260	2,969	163	0	0	0	5,392
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	5	0	0	0	0	5
Corporates	2,260	2,964	163	0	0	0	5,387

Standardized Approach	5,385	6,805	5,634	3,020	5,354	938	27,137
Central Governments or Central Banks	20	64	16	2	0	0	102
Institutions	617	132	29	22	5	2	808
Corporates	2,600	1,488	3,784	1,190	764	467	10,295
Retail	6	4,186	264	34	606	0	5,095
Other	2,141	935	1,541	1,772	3,980	469	10,837

Risk exposure amount for default funds contributions	968	129	0	0	1	0	1,099

Settlement Risk	6	0	0	0	0	0	6

Credit Valuation Adjustment (CVA)	14,173	540	2	146	3,858	0	18,719
Internal Model Approach	14,133	507	2	140	3,854	0	18,636
Standardized Approach	41	33	0	6	4	0	83

Market Risk	40,194	56	236	1,609	17,515	0	59,609
Internal Model Approach	32,100	1	236	691	8,322	0	41,349
Standardized Approach	8,094	56	0	918	9,192	0	18,260

Operational Risk[1]	57,486	6,480	8,724	10,170	4,012	0	86,871
Advanced measurement approach	57,486	6,480	8,724	10,170	4,012	0	86,871

Total	201,028	79,538	54,086	19,892	41,447	11,869	407,860

[1]	The movement for the business divisions are due to a change in the allocation methodology performed in the first quarter 2015.

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	Regulatory Capital

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segmental reallocation	(2,200)	520	3,327	330	94	(2,071)	0

Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769

Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490

Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142

Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693

Settlement Risk	25	0	0	0	0	1	27

Credit Valuation Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428

Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607

Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082

Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

Development of Risk-weighted Assets for Credit Risk

	Nine months ended Sep 30, 2015 CRR/CRD 4		Twelve months ended Dec 31, 2014 CRR/CRD 4
in € m.	Credit risk	Thereof: derivatives and repo-style transactions	Credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	244,128	41,117	202,186[1]	29,454[1]

Book size	986	(3,807)	(5,024)	(5,327)
Book quality	(1,708)	(95)	(2,348)	1,841
Model updates	728	0	11,676	11,676
Methodology and policy	(6,997)	0	24,110	297
Acquisition and disposals	(206)	0	(3,198)	(62)
Foreign exchange movements	7,839	2,032	11,752	3,237
Other	(2,116)	0	4,974	0

Credit risk RWA balance, end of period	242,654	39,246	244,128	41,117

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

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	Regulatory Capital

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The decrease in RWA for credit risk by 0.6 % or € 1.5 billion since December 31, 2014 is primarily driven by the application of a revised treatment to defined benefit pension fund exposure reflected in the category “methodology and policy”. In addition, the decrease in the category “other” is predominantly resulting from the transitional treatment of our defined benefit pension fund assets in the first quarter. Furthermore, process enhancements as well as the impact from re-calibrations of our risk parameters shown in the category “book quality” also contributed to the reduction. This is partly offset by the impact from foreign exchange movements mainly resulting from a strengthening U.S Dollar.

Development of Risk-weighted Assets for Credit Valuation Adjustment

in € m.	Nine months ended Sep 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
CVA RWA balance, beginning of year	21,203	0[1]

Movement in risk levels	(2,600)	2,017
Market data changes and recalibrations	(1,249)	(1,914)
Model updates	0	7,400
Methodology and policy	(77)	12,330
Acquisitions and disposals	0	0
Foreign exchange movements	1,442	1,370

CVA RWA balance, end of period	18,719	21,203

[1]	RWA balance as of December 31, 2013 was 0 € since calculation of CVA RWA reference to a new requirement under the CRR/CRD 4 framework which became effective on January 1, 2014.

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of September 30, 2015, the RWA for CVA amounted to € 18.7 billion, representing a decrease of € 2.5 billion or 11.7 % compared with € 21.2 billion for December 31, 2014. The decrease was mainly driven by a further reduction of portfolio exposures for OTC derivatives, partly offset by foreign exchange movements.

Development of Risk-weighted Assets for Market Risk

in € m.	Nine months ended Sep 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Market risk RWA balance, beginning of year	64,209	47,259[1]

Movement in risk levels	(15,896)	(10,161)
Market data changes and recalibrations	4,001	(730)
Model updates	158	5,101
Methodology and policy	5,707	20,089
Acquisitions and disposals	0	(81)
Foreign exchange movements	1,429	2,732

Market risk RWA balance, end of period	59,609	64,209

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

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	Regulatory Capital

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “acquisition and disposals”.

The € 4.6 billion (7.2%) RWA decrease for market risk since December 31, 2014 was driven by a reduction in the category “movement in risk levels” coming from the Market Risk Standardized Approach, value-at-risk and stressed value-at-risk components. This was partly offset by increases in the categories “market data changes”, “methodology and policy” and “foreign exchange movements”. The increase in methodology and policy resulted mainly from the Market Risk Standardized Approach where the transitional period granted by Article 337 (4) CRR terminated. As a result, the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally, the increase in relation to the foreign exchange movements was predominately reflected in the Market Risk Standardized Approach.

Development of Risk-weighted Assets for Operational Risk

in € m.	Nine months ended Sep 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Operational risk RWA balance, beginning of year	67,082	50,891[1]

Loss profile changes (internal and external)	20,371	9,345
Expected loss development	(2,182)	37
Forward looking risk component	877	(734)
Model updates	724	7,652
Methodology and policy	0	0
Acquisitions and disposals	0	(109)

Operational risk RWA balance, end of period	86,871	67,082

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The overall RWA increase of € 19.8 billion was mainly driven by large operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. As a result of proactively considering model changes, the AMA model reacts more sensitively with regard to expected loss development leading to a higher expected loss being deducted. In the first quarter 2015 the joint supervisory team allowed us to use an enhanced divisional allocation methodology leading to an increase of € 0.7 billion RWA.

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize after the awaited model approval by the joint supervisory team, when the model changes have been implemented.

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	Balance Sheet Management

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we established a leverage ratio calculation according to that framework. Our calculation of the leverage exposure measure considers the delegated act which was adopted by the European Commission on October 10, 2014 and published in the Official Journal of the European Union on January 17, 2015.

Leverage Ratio according to CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk-based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes in a crisis which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

To harmonize the disclosure of the leverage ratio and its components, Article 451 (2) CRR contains a mandate for the European Banking Authority (EBA) to develop draft implementing technical standards (ITS) based on the Basel Committee publication of the framework and disclosure requirements for the Basel 3 leverage ratio. Against this background, the draft ITS on disclosure of the leverage ratio published on June 5, 2014 contains uniform templates for the disclosure of the leverage ratio and its components. As described above a delegated act was finally adopted by the European Commission and on June 15, 2015 a final draft ITS on disclosure of the leverage ratio was published by the EBA. Pending adoption of the final ITS templates by the European Commission, we continue to disclose the leverage ratio exposures based on the adjusted initial draft templates published on June 5, 2014.

The following tables show leverage ratio exposures based on the applicable CRR/CRD 4 rules:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Sep 30, 2015	Dec 31, 2014
Total assets as per published financial statements	1,719	1,709

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	0	(28)

Adjustments for derivative financial instruments	(290)	(276)

Adjustments for securities financing transactions	22	16

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	109	127

Other adjustments	(140)	(103)

Leverage ratio exposure	1,420	1,445

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	Balance Sheet Management

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014
Derivative exposures:

Replacement cost associated with derivatives transactions after netting of cash variation margin received	66	72

Add-on amounts for PFE associated with derivatives transactions	177	221

Credit default swaps notional	42	65

Total derivative exposures	285	358

Securities financing transaction exposures:

SFT Gross	153	138

SFT Add-on for counterparty credit risk	14	14

Total securities financing transaction exposures	167	152

Off-balance sheet exposures:

Off-balance sheet items with a 10 % CCF	5	4

Off-balance sheet items with a 20 % CCF	14	10

Off-balance sheet items with a 50 % CCF	77	69

Off-balance sheet items with a 100 % CCF	13	44

Total off-balance sheet exposures	109	127

Other Assets	875	827

Asset amounts deducted in determining Tier 1 capital fully loaded	(15)	(19)

Capital and Total Exposures:

Tier 1 capital fully loaded	51.5	50.7

Total Exposures	1,420	1,445

CRR/CRD 4 fully loaded Leverage Ratio - using a CRR/CRD 4 fully loaded definition of Tier 1 capital (in %)	3.6	3.5

Breakdown of on-balance sheet exposures (excluding derivatives and SFTs)

in € bn.	Sep 30, 2015	Dec. 31, 2014
Total on-balance sheet exposures (excluding derivatives and SFTs)	875	827

Thereof:

Trading book exposures after netting of cash variation margin paid	209	206

Banking book exposures	665	621

Thereof:

Covered bonds	4	5

Exposures treated as sovereigns	169	147

Exposures to regional governments, MDB, international organizations and PSE not treated as sovereigns	2	2

Institutions	24	19

Secured by mortgages of immovable properties	162	159

Retail exposures	36	35

Corporate exposures	183	170

Exposures in default	10	11

Other exposures (e.g. equity, securitizations, and other non-credit obligation assets)	75	73

As of September 30, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.6 % compared to 3.5 % as of December 31, 2014, taking into account a fully loaded Tier 1 capital of € 51.5 billion over an applicable exposure measure of € 1,420 billion as of September 30, 2015 (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

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	Internal Capital Adequacy

In the first nine months of the year our leverage ratio exposure decreased by € 25 billion taking into account currency effects of € 61 billion. Excluding the aforementioned currency effects the leverage ratio exposure decreased by € 86 billion which mainly reflects decreases in derivatives of € 67 billion and de-leveraging in our NCOU of € 35 billion. The reductions were partly offset by increases in securities financing transaction, loans and remaining assets of € 16 billion.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 25 as of September 30, 2015 compared to 23 as of December 31, 2014.

For main drivers of the Tier 1 capital development please refer to sub-section “Regulatory Capital” in section “Financial Position” in this report.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework. Deductions from capital supply in Pillar 2 (ICAAP) have been aligned with the definition according to Pillar 1 (CRR/CRD 4). As a result, additional value adjustments, expected loss shortfall, home loans and savings protection and Own Common Equity Tier 1 Instruments are now deducted from Pillar 2 capital supply. The prior year information has been restated.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014
Capital Supply
Shareholders’ Equity	63,949	68,351
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(501)	(544)
Defined benefit pension fund assets[2]	(1,013)	(961)
Deferred Tax Assets	(6,826)	(6,865)
Additional value adjustments[3]	(1,986)	0
Expected Loss Shortfall	0	(712)
Home loans and savings protection	(349)	(345)
Holdings of own capital instruments	(66)	(54)
Fair Value adjustments for financial assets reclassified to loans[4]	(7)	0
Noncontrolling Interests[5]	0	0
Hybrid Tier 1 capital instruments	11,865	16,158
Tier 2 capital instruments	8,728	6,620

Capital Supply	73,793	81,648

Capital Demand
Economic Capital Requirement	34,814	31,866
Goodwill and other intangible assets	9,932	14,951

Capital Demand	44,746	46,817

Internal Capital Adequacy Ratio in %	165	174

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	As applied in the regulatory capital section.
[4]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

Deutsche Bank	Management Report	77
Interim Report as of September 30, 2015	Risk Report
	Internal Capital Adequacy

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 165 % as of September 30, 2015, compared with 174 % as of December 31, 2014. The change of the ratio was due to a decrease in capital supply. Shareholders’ equity decreased by € 4.4 billion mainly driven by goodwill impairments. Hybrid Tier 1 capital instruments decreased by € 4.3 billion mainly driven by called capital instruments. Tier 2 capital instruments increased by € 2.1 billion mainly due to the issuance of new instruments. Capital demand decreased due to goodwill impairments as explained in the section “Goodwill and Other Intangible Assets”, partly offset by a higher economic capital requirement as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Confirmations	78
Interim Report as of September 30, 2015	Review Report

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of September 30, 2015	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Interest and similar income	6,661	5,909	20,054	18,517

Interest expense	2,968	2,496	8,029	8,063

Net interest income	3,693	3,413	12,025	10,454

Provision for credit losses	207	269	576	765

Net interest income after provision for credit losses	3,486	3,144	11,448	9,689

Commissions and fee income	3,108	3,132	9,836	9,240

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	700	830	4,279	3,700

Net gains (losses) on financial assets available for sale	59	82	297	179

Net income (loss) from equity method investments	(542)	166	(121)	493

Other income	312	241	568	51

Total noninterest income	3,637	4,451	14,858	13,663

Compensation and benefits	3,309	3,190	10,189	9,530

General and administrative expenses	4,171	4,049	13,575	10,624

Policyholder benefits and claims	(29)	77	134	209

Impairment of goodwill and other intangible assets	5,770	0	5,770	0

Restructuring activities	2	13	31	125

Total noninterest expenses	13,224	7,328	29,700	20,488

Income (loss) before income taxes	(6,101)	266	(3,393)	2,864

Income tax expense (benefit)	(77)	358	1,254	1,614

Net income (loss)	(6,024)	(92)	(4,647)	1,250

Net income (loss) attributable to noncontrolling interests	(12)	3	26	24

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	(6,013)	(94)	(4,674)	1,225

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Earnings per common share:[1]

Basic	€ (4.35)[2]	€ (0.07)	€ (3.53)[2]	€ 1.03

Diluted	€ (4.35)[2]	€ (0.07)	€ (3.53)[2]	€ 1.00

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	1,383.3	1,381.6	1,388.3	1,193.1

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[3]	1,383.3	1,381.6	1,388.3	1,221.6

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3]

Due to the net loss situation for the three months ended September 30, 2015, the three months ended September 30, 2014 and the nine months ended September 30, 2015 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 26.2 million shares for the three months ended September 30, 2015, by 25.7 million shares for the three months ended September 30, 2014 and by 27.5 million shares for the nine months ended September 30, 2015.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of September 30, 2015	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Net income (loss) recognized in the income statement	(6,024)	(92)	(4,647)	1,250

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	87	(221)	(26)	(234)

Total of income tax related to items that will not be reclassified to profit or loss	(89)	119	(117)	327

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	87	433	(197)	1,203
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(68)	(64)	(282)	(139)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	23	21	4	2
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	5	7	15	333

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(4)	0	(3)

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(323)	1,934	2,320	2,087
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	4	0	4	(1)

Equity Method Investments
Net gains (losses) arising during the period	(1)	5	66	(33)

Total of income tax related to items that are or may be reclassified to profit or loss	(145)	(115)	(5)	(433)

Other comprehensive income (loss), net of tax	(421)	2,116	1,783	3,108

Total comprehensive income (loss), net of tax	(6,446)	2,024	(2,864)	4,357

Attributable to:
Noncontrolling interests	(13)	21	44	42
Deutsche Bank shareholders and additional equity components	(6,433)	2,004	(2,908)	4,314

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of September 30, 2015	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2015	Dec 31, 2014
Cash and due from banks	27,278	20,055

Interest-earning deposits with banks	75,284	63,518

Central bank funds sold and securities purchased under resale agreements	23,720	17,796

Securities borrowed	33,109	25,834

Financial assets at fair value through profit or loss
Trading assets	196,998	195,681
Positive market values from derivative financial instruments	571,611	629,958
Financial assets designated at fair value through profit or loss	113,098	117,285

Total financial assets at fair value through profit or loss	881,707	942,924

Financial assets available for sale	71,088	64,297

Equity method investments	4,082	4,143

Loans	428,337	405,612

Property and equipment	2,894	2,909

Goodwill and other intangible assets	9,932	14,951

Other assets	153,544	137,980

Income tax assets[1]	8,398	8,684

Total assets	1,719,374	1,708,703

Liabilities and Equity

in € m.	Sep 30, 2015	Dec 31, 2014
Deposits	570,223	532,931

Central bank funds purchased and securities sold under repurchase agreements	7,086	10,887

Securities loaned	3,344	2,339

Financial liabilities at fair value through profit or loss
Trading liabilities	55,995	41,843
Negative market values from derivative financial instruments	544,440	610,202
Financial liabilities designated at fair value through profit or loss	38,687	37,131
Investment contract liabilities	8,268	8,523

Total financial liabilities at fair value through profit or loss	647,390	697,699

Other short-term borrowings	30,194	42,931

Other liabilities	213,437	183,823

Provisions[2]	8,122	6,677

Income tax liabilities[1]	2,581	2,783

Long-term debt	161,187	144,837

Trust preferred securities	6,931	10,573

Obligation to purchase common shares	0	0

Total liabilities	1,650,495	1,635,481

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,447	33,626

Retained earnings	23,170	29,279

Common shares in treasury, at cost	(30)	(8)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[3]	3,831	1,923

Total shareholders’ equity	63,949	68,351

Additional equity components[4]	4,674	4,619

Noncontrolling interests	256	253

Total equity	68,879	73,223

Total liabilities and equity	1,719,374	1,708,703

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 5.2 billion and € 3.6 billion as of September 30, 2015 and December 31, 2014, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of September 30, 2015	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[1]
Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income (loss), net of tax[2]	0	0	1,225	0	0	763

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	93	0	0	0

Net change in share awards in the reporting period	0	(367)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	822	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0	0

Purchases of treasury shares	0	0	0	(7,983)	0	0

Sale of treasury shares	0	0	0	7,157	0	0

Net gains (losses) on treasury shares sold	0	(4)	0	0	0	0

Other	0	29	0	0	0	0

Balance as of September 30, 2014	3,531	33,370	28,930	(17)	0	1,066

Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income (loss), net of tax[2]	0	0	(4,674)	0	0	(365)

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	(1,034)	0	0	0

Coupon on additional equity components, net of tax	0	0	(228)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(143)	0	0	0

Net change in share awards in the reporting period	0	(221)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	780	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(8,340)	0	0

Sale of treasury shares	0	0	0	7,538	0	0

Net gains (losses) on treasury shares sold	0	1	0	0	0	0

Other	0	75	(31)	0	0	0

Balance as of September 30, 2015	3,531	33,447	23,170	(30)	0	1,309

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of September 30, 2015	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax[1]	Foreign currency translation, net of tax[1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

182	(2)	2,085	(33)	2,996	4,221	0	42	4,264

0	0	0	0	0	8,508	0	0	8,508

0	0	0	0	0	(765)	0	(4)	(769)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	93	0	0	93

0	0	0	0	0	(367)	0	0	(367)

0	0	0	0	0	822	0	0	822

0	0	0	0	0	(32)	0	0	(32)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(47)	0	0	(47)

0	0	0	0	0	(7,983)	0	0	(7,983)

0	0	0	0	0	7,157	0	0	7,157

0	0	0	0	0	(4)	0	0	(4)

0	0	0	0	0	29	3,468[4]	0	3,497

81	0	(628)	20	539	66,352	3,468	286	70,106

79	0	151	18	1,923	68,351	4,619	253	73,223

13	0	2,194	66	1,908	(2,765)	0	44	(2,721)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(1,034)	0	(6)	(1,040)

0	0	0	0	0	(228)	0	0	(228)

0	0	0	0	0	(143)	0	0	(143)

0	0	0	0	0	(221)	0	0	(221)

0	0	0	0	0	780	0	0	780

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(8,340)	0	0	(8,340)

0	0	0	0	0	7,538	0	0	7,538

0	0	0	0	0	1	0	0	1

0	0	0	0	0	44	56[5]	(35)	65

93	0	2,345	84	3,831	63,949	4,674	256	68,879

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from issuance, repurchase and sale of additional equity components.
[5]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of September 30, 2015	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014
Net income (loss)	(4,647)	1,250

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	576	765
Restructuring activities	31	125
Gain on sale of financial assets available for sale, equity method investments, and other	(422)	(283)
Deferred income taxes, net	144	782
Impairment, depreciation and other amortization, and accretion	8,319	3,641
Share of net income (loss) from equity method investments	(572)	(446)

Income (loss) adjusted for noncash charges, credits and other items	3,428	5,834

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	28,928	11,552
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(11,105)	(5,314)
Financial assets designated at fair value through profit or loss	8,698	43,531
Loans	(14,839)	(17,299)
Other assets	(12,358)	(66,634)
Deposits	30,086	13,462
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(210)	(31,827)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(3,679)	(3,320)
Other short-term borrowings	(13,870)	(9,802)
Other liabilities	25,495	52,616
Senior long-term debt[2]	14,026	15,646
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	10,523	12,341
Other, net	(17,171)	(2,597)

Net cash provided by (used in) operating activities	47,952	18,189

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	14,250	10,582
Maturities of financial assets available for sale	2,836	7,174
Sale of equity method investments	29	107
Sale of property and equipment	96	117
Purchase of:
Financial assets available for sale	(22,238)	(27,827)
Equity method investments	(5)	(7)
Property and equipment	(311)	(444)
Net cash received in (paid for) business combinations/divestitures	518	352
Other, net	(720)	(405)

Net cash provided by (used in) investing activities	(5,545)	(10,351)

Cash flows from financing activities:
Issuances of subordinated long-term debt	2,883	43
Repayments and extinguishments of subordinated long-term debt	(949)	(2,935)
Issuances of trust preferred securities	784	48
Repayments and extinguishments of trust preferred securities	(601)	(91)
Common shares issued	0	8,508
Purchases of treasury shares	(8,340)	(7,983)
Sale of treasury shares	7,568	7,125
Net proceeds from Additional Equity Components[3]	56	3,468
Coupon on additional equity components, net of tax	(228)	0
Dividends paid to noncontrolling interests	(6)	(4)
Net change in noncontrolling interests	(35)	23
Cash dividends paid	(1,034)	(765)

Net cash provided by (used in) financing activities	98	7,437

Net effect of exchange rate changes on cash and cash equivalents	2,841	485

Net increase (decrease) in cash and cash equivalents	45,346	15,760
Cash and cash equivalents at beginning of period	51,960	56,041
Cash and cash equivalents at end of period	97,306	71,801

Net cash provided by (used in) operating activities including

Income taxes paid, net	761	110
Interest paid	8,438	8,910
Interest and dividends received	20,183	19,032

Cash and cash equivalents comprise

Cash and due from banks	27,278	20,866
Interest-earning demand deposits with banks (not included: time deposits of € 5,256 million as of September 30, 2015, and € 28,266 million as of September 30, 2014)	70,028	50,935

Total	97,306	71,801

1

Included are senior long-term debt issuances of € 6,783 million and € 5,766 million and repayments and extinguishments of € 6,564 million and € 5,818 million through September 30, 2015 and September 30, 2014, respectively.

2

Included are issuances of € 53,697 million and € 39,297 million and repayments and extinguishments of € 38,933 million and € 26,931 million through September 30, 2015 and September 30, 2014, respectively.

3	Includes net proceeds from repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of September 30, 2015	Basis of Preparation (unaudited) Earnings per Common Share

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2014, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of September 30, 2015	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. Impairment will move from a model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of September 30, 2015	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

The allowance for credit losses provided for on initial recognition will be based on a 12 month expected credit loss basis. Subsequently, at each reporting date, the Group must make an assessment on whether the credit risk of the instrument has increased significantly, in which case, the allowance must reflect the expected credit loss of the financial asset over its lifetime (‘lifetime expected losses’). As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on forward-looking, probability-weighted information that is continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Group is currently assessing the impact that the amendments will have on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have yet to be endorsed by the EU.

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of September 30, 2015	Segment Information (unaudited) Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting in the first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for CB&S. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 33 million and of € 20 million for the three months ended September 30, 2015 and September 30, 2014, respectively and € 88 million and € 42 million for the nine months ended September 30, 2015 and September 30, 2014, respectively. This increase is offset in Group Consolidated figures through a reversal in C&A. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

From the first quarter 2015 certain revenue and cost items, including bank levies, previously reported in C&A are allocated to the corporate divisions. Bank levies will be allocated over the course of the year. The underlying calculation for the tax applied in determining post tax return on average active equity for the business divisions has also been updated. Prior year comparative figures have been adjusted to reflect these changes.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

During the third quarter 2015, the following changes in the organisational structure affected the composition of the business segments:

GTB now uses a higher level of detail for its externally reported revenue categories, i.e. “Trade Finance & Cash Management Corporates”, “Institutional Cash & Securities Services” and “Other Products”, formerly part of “Transaction Services”, in order to provide more transparency on GTB’s revenue composition.

During the third quarter 2015, the Group has made the following capital expenditures or divestitures:

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of September 30, 2015	Segment Information (unaudited) Segmental Results of Operations

In August, Deutsche Bank Group announced that it has entered into an agreement to sell its Indian asset management business to Pramerica Asset Managers Pvt. Ltd., subject to customary closing conditions and regulatory approvals.

In April, Deutsche Bank reached an agreement to sell the Fairview Container Terminal in Port of Prince Rupert, Canada (a segment of Maher Terminals) to DP World (a Dubai-based marine terminal operator), subject to regulatory approvals. As of August, all regulatory approvals have in the meantime been obtained and DB has successfully completed the sale.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10% (11 % from June 2015) and on a CRD 4 leverage target ratio of 3.5% (5 % from June 2015) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Allocation of average active equity is a blend of the aforementioned different targets.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of September 30, 2015	Information on the Consolidated Income Statement (unaudited) Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Net interest income	3,693	3,413	12,025	10,454

Trading income[1]	145	710	3,688	3,713

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	555	119	591	(13)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	700	830	4,279	3,700

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,392	4,243	16,304	14,153

Sales & Trading (equity)	457	596	2,110	1,743
Sales & Trading (debt and other products)	2,059	1,361	6,698	5,113
Total Sales & Trading	2,516	1,957	8,808	6,856

Loan products	128	213	471	514

Remaining products[3]	(631)	(208)	(194)	(227)

Corporate Banking & Securities	2,012	1,962	9,085	7,143

Private & Business Clients	1,556	1,478	4,555	4,510

Global Transaction Banking[4]	561	532	1,547	1,687

Deutsche Asset & Wealth Management	286	412	1,214	1,113

Non-Core Operations Unit	(109)	(252)	(252)	(447)

Consolidation & Adjustments	86	111	154	146

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,392	4,243	16,304	14,153

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains (losses) of € (32) million and of € 1 million from securitization structures for the three months ended September 30, 2015 and September 30, 2014 respectively and gains (losses) of € 29 million and of € (1) million for the nine months ended September 30, 2015 and September 30, 2014 respectively. Fair value movements on related instruments of € (34) million and of € 163 million for the three months ended September 30, 2015 and September 30, 2014, respectively and € 22 million and of € 208 million for the nine months ended September 30, 2015 and September 30, 2014, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Commissions and fees from fiduciary activities	1,169	977	3,355	2,746

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	1,009	937	3,334	2,990

Fees for other customer services	931	1,218	3,147	3,504

Total commissions and fee income	3,108	3,132	9,836	9,240

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of September 30, 2015	Information on the Consolidated Income Statement (unaudited)
	Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Service cost	79	70	242	207

Net interest cost (income)	(1)	0	(3)	2

Total expenses defined benefit plans	78	70	239	209

Total expenses for defined contribution plans	101	91	316	290

Total expenses for post-employment benefits	179	161	555	499

Employer contributions to mandatory German social security pension plan	55	56	171	172

The Group expects to pay approximately € 300 million in regular contributions to its retirement benefit plans in 2015. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2015.

Discount rate to determine defined benefit obligation

in %	Sep 30, 2015	Dec 31, 2014
Germany	2.3	2.0

UK	3.8	3.7

U.S.	4.2	3.9

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
IT costs	849	806	2,572	2,507

Occupancy, furniture and equipment expenses	447	490	1,424	1,495

Professional service fees[1]	507	525	1,575	1,434

Communication and data services[1]	196	183	601	535

Travel and representation expenses[1]	121	133	364	379

Banking and transaction charges[1]	145	159	430	485

Marketing expenses[1]	66	71	200	195

Consolidated investments	103	216	320	624

Other expenses[1,2]	1,738	1,465	6,088	2,971

Total general and administrative expenses	4,171	4,049	13,575	10,624

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]

Includes litigation-related expenses of € 1,2 billion and € 894 million for the three months ended September 30, 2015 and September 30, 2014 and litigation-related expenses of € 4 billion and € 1,363 million for the nine months ended September 30, 2015 and September 30, 2014 as well as bank levy of € 4 million and € 41 million for the three months ended September 30, 2015 and September 30, 2014 and bank levy of € 581 million and € 126 million for the nine months ended September 30, 2015 and September 30, 2014.

Restructuring

Restructuring forms part of the Group’s Operational Excellence (OpEx) program. Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of September 30, 2015	Information on the Consolidated Income Statement (unaudited)
	Effective Tax Rate

Net restructuring expense by division

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Corporate Banking & Securities	(1)	(6)	(31)	(86)

Private & Business Clients	1	(1)	2	(7)

Global Transaction Banking	(2)	1	1	(8)

Deutsche Asset & Wealth Management	0	(6)	0	(20)

Non-Core Operations Unit	0	(1)	(2)	(4)

Infrastructure/ Regional Management	0	0	0	0

Consolidation & Adjustments	0	0	0	0

Total Net Restructuring Charges	(2)	(13)	(31)	(125)

Net restructuring expense by type

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Restructuring - Staff related	(1)	(11)	(32)	(116)
thereof:
Termination Payments	(3)	(10)	(25)	(94)
Retention Acceleration	1	(1)	(7)	(20)
Social Security	0	0	0	(1)

Restructuring - Non Staff related[1]	(1)	(1)	1	(10)

Total net restructuring Charges	(2)	(13)	(31)	(125)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 71 million and € 120 million as of September 30, 2015 and December 31, 2014, respectively. The majority of the current provisions for restructuring are expected to be utilized by the end of 2015.

During the nine months ended September 30, 2015, 457 full-time equivalent staff were reduced through restructuring. These reductions were identified within:

Nine months ended
Sep 30, 2015
Corporate Banking & Securities	63

Private & Business Clients	125

Global Transaction Banking	18

Deutsche Asset & Wealth Management	28

Non-Core Operations Unit	0

Infrastructure/Regional Management	223

Total full-time equivalent staff	457

Effective Tax Rate

2015 to 2014 Three Months Comparison

Income tax benefit in the current quarter was € 77 million versus € 358 million income tax expense in the comparative period. The current quarter’s effective tax rate of 1 % was mainly impacted by non-tax deductible impairments of goodwill and litigation charges. The prior year’s quarter effective tax rate of 134 % was mainly impacted by non-tax deductible litigation charges.

2015 to 2014 Nine Months Comparison

Income tax expense was € 1.3 billion in the first nine months of 2015 (3Q2014: € 1.6 billion). The effective tax rate of negative 37% (3Q2014: 56%) was mainly impacted by non-tax deductible impairments of goodwill and litigation charges.

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2015	Dec 31, 2014
Financial assets classified as held for trading:
Trading assets:
Trading securities	179,042	177,639
Other trading assets[1]	17,957	18,041

Total trading assets	196,998	195,681

Positive market values from derivative financial instruments	571,611	629,958

Total financial assets classified as held for trading	768,609	825,639

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	58,118	60,473
Securities borrowed	18,827	20,404
Loans	13,876	15,331
Other financial assets designated at fair value through profit or loss	22,278	21,078

Total financial assets designated at fair value through profit or loss	113,098	117,285

Total financial assets at fair value through profit or loss	881,707	942,924

[1]	Includes traded loans of € 16.3 billion and € 16.7 billion at September 30, 2015 and December 31, 2014, respectively.

in € m.	Sep 30, 2015	Dec 31, 2014
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	54,886	41,112
Other trading liabilities	1,110	731

Total trading liabilities	55,995	41,843

Negative market values from derivative financial instruments	544,440	610,202

Total financial liabilities classified as held for trading	600,435	652,045

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	24,401	21,053
Loan commitments	84	99
Long-term debt	8,858	9,919
Other financial liabilities designated at fair value through profit or loss	5,344	6,061

Total financial liabilities designated at fair value through profit or loss	38,687	37,131

Investment contract liabilities[1]	8,268	8,523

Total financial liabilities at fair value through profit or loss	647,390	697,699

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Sep 30, 2015	Dec 31, 2014
Debt securities	65,847	59,132

Equity securities	1,184	1,283

Other equity interests	1,000	976

Loans	3,057	2,906

Total financial assets available for sale	71,088	64,297

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Equity Method Investments

As of September 30, 2015, the fair value of our investment in Hua Xia Bank Co. Ltd. was below its carrying value. As such, an impairment test was performed in the third quarter 2015. Due to the bank’s new strategy, the investment is no longer considered to be a strategic investment. Given this, the recoverable amount of the investment was determined as its fair value less costs of disposal of € 3,038 million. This is the quoted market price less cost of disposal in an active market (Level 1). At the end of September 2015 and prior to the impairment, the equity method accounting carrying value of € 3,687 million reflected equity pick-ups as well as dividend payments received since prior year-end. Accordingly, an impairment of € 649 million has been recorded for this investment.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Sep 30, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	1,988	2,078	1,983	2,124
Debt securities	536	558	1,067	1,160
Loans	954	862	1,146	888

Total trading assets reclassified to loans	3,479	3,499	4,197	4,171

Financial assets available for sale reclassified to loans:
Securitization assets	1,697	1,636	1,782	1,743
Debt securities	531	566	1,378	1,493

Total financial assets available for sale reclassified to loans	2,228	2,202	3,160	3,236

Total financial assets reclassified to loans	5,707[1]	5,700	7,357[1]	7,408

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 65 million and € 86 million as at September 30, 2015 and December 31, 2014, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the nine months ending September 30, 2015, the Group sold reclassified assets with a carrying value of € 1.6 billion, resulting in a net gain of € 130 million and a further € 30 million relating to reversal of impairment on positions sold.

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

In addition to sales, the decrease in the carrying value of assets previously classified as trading reduced due to redemptions of € 313 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions of € 132 million. These reductions in carrying value were partially offset by foreign exchange impacts in the period.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	150	74	132	286

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	2	0	(6)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(25)	(1)	(30)	141

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Interest income	29	22	108	98

Provision for credit losses	15	(23)	37	(60)

Other income[1]	6	0	56	5

Income (loss) before income taxes on reclassified trading assets	50	(1)	202	42

Interest income	(5)	25	37	62

Provision for credit losses	1	(4)	1	(9)

Other income[1]	22	0	73	0

Income (loss) before income taxes on reclassified financial assets available for sale	17	20	111	53

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Sep 30, 2015			Dec 31, 2014
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	911	966	55	2,302	2,503	201
Student loans ABS	1,579	1,593	14	1,464	1,529	65
CDO/CLO	570	531	(38)	717	689	(28)
Covered bond	898	974	76	893	987	95
Commercial mortgages securities	159	164	5	187	192	5
Residential mortgages ABS	89	92	3	83	92	9
Other[1]	547	518	(29)	566	528	(38)

Total securitization assets and debt securities reclassified	4,753	4,838	85	6,211	6,520	309

Loans reclassified:
Commercial mortgages	59	59	0	227	226	0
Residential mortgages	845	754	(91)	871	616	(255)
Other	50	49	(1)	49	46	(3)

Total loans reclassified	954	862	(92)	1,146	888	(259)

Total financial assets reclassified to loans	5,707	5,700	(6)	7,357	7,408	51

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Carrying value of the financial instruments held at fair value1

	Sep 30, 2015			Dec 31, 2014
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	79,960	104,201	12,837	82,020	100,505	13,155
Trading securities	79,667	91,586	7,789	81,789	86,894	8,957
Other trading assets	294	12,614	5,049	232	13,611	4,198
Positive market values from derivative financial instruments	6,930	554,317	10,363	5,439	614,960	9,559
Financial assets designated at fair value through profit or loss	8,037	100,789	4,272	8,826	104,307	4,152
Financial assets available for sale	42,667	23,925	4,496	36,272	23,597	4,427
Other financial assets at fair value	0	3,232[2]	0	0	4,335[2]	0

Total financial assets held at fair value	137,595	786,464	31,968	132,558	847,705	31,294

Financial liabilities held at fair value:
Trading liabilities	43,835	12,142	19	25,290	16,510	43
Trading securities	43,792	11,074	19	25,244	15,826	43
Other trading liabilities	42	1,068	0	46	685	0
Negative market values from derivative financial instruments	6,611	530,225	7,604	5,890	597,759	6,553
Financial liabilities designated at fair value through profit or loss	0	34,766	3,921	2	34,763	2,366
Investment contract liabilities [3]	0	8,268	0	0	8,523	0
Other financial liabilities at fair value	0	5,150[2]	(624)[4]	0	5,561[2]	(552)[4]

Total financial liabilities held at fair value	50,446	590,551	10,920	31,181	663,117	8,410

1

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2014.

2	Predominantly relates to derivatives qualifying for hedge accounting.
3

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2014 for more detail on these contracts.

4

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There were transfers between level 1 and level 2 of the fair value hierarchy in this period on trading securities (€ 436 million of assets and € 473 million of liabilities) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate

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	Financial Instruments carried at Fair Value

principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

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	Financial Instruments carried at Fair Value

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing

Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to a combination of sales and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The increase in the period was mainly due to transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The increase in the period was primarily due to new issuances and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is primarily due to issuances and purchases of new instruments. For liabilities, the increase was mainly driven by new issuances.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The increase in assets during the period was primarily due to purchases of new instruments.

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	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Sep 30, 2015
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	8,957	0	472	1,659	(1,645)	0	(779)	720	(1,596)	7,789

Positive market values from derivative financial instruments	9,559	0	648	0	0	0	(873)	1,855	(826)	10,363

Other trading assets	4,198	0	344	714	(1,178)	1,149	(882)	926	(224)	5,049

Financial assets designated at fair value through profit or loss	4,152	0	209	305	(33)	895	(1,010)	247	(493)	4,272

Financial assets available for sale	4,427	0	265[5]	755	(258)	0	(850)	173	(16)	4,496

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	0	1,938[6,7]	3,433	(3,114)	2,044	(4,394)	3,922	(3,155)	31,968

Financial liabilities held at fair value:
Trading securities	43	0	4	0	0	0	10	0	(38)	19

Negative market values from derivative financial instruments	6,553	0	572	0	0	0	(613)	1,834	(743)	7,604

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	84	0	0	1,761	(402)	160	(48)	3,921

Other financial liabilities at fair value	(552)	0	(356)	0	0	0	(103)	(16)	403	(624)

Total financial liabilities held at fair value	8,410	0	304[6,7]	0	0	1,761	(1,108)	1,979	(425)	10,920

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 43 million recognized in other comprehensive income, net of tax, and a loss of €4 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 370 million and for total financial liabilities held at fair value this is a gain of € 123 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	101
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	Financial Instruments carried at Fair Value

	Sep 30, 2014
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,960	0	478	2,569	(1,522)	0	(296)	1,728	(1,556)	8,361

Positive market values from derivative financial instruments	10,556	0	(94)	0	0	0	(976)	1,088	(2,068)	8,506

Other trading assets	5,064	0	59	1,800	(1,672)	375	(376)	826	(1,149)	4,927

Financial assets designated at fair value through profit or loss	3,123	0	227	240	(5)	1,408	(1,543)	139	(130)	3,458

Financial assets available for sale	3,329	0	294[5]	960	(256)	0	(662)	367	(200)	3,831

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,032	(1)	963[7,8]	5,568	(3,456)	1,783	(3,853)	4,148	(5,103)	29,083

Financial liabilities held at fair value:
Trading securities	24	0	2	0	0	0	(10)	2	(6)	12

Negative market values from derivative financial instruments	8,321	0	(7)	0	0	0	(1,077)	1,067	(2,410)	5,893

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(77)	0	0	31	(16)	1,201	(149)	2,431

Other financial liabilities at fair value	(247)	0	(39)	0	0	0	(123)	24	(92)	(478)

Total financial liabilities held at fair value	9,539	0	(121)[7,8]	0	0	31	(1,226)	2,294	(2,658)	7,858

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 52 million recognized in other comprehensive income, net of tax, and a gain of € 23 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 489 million and for total financial liabilities held at fair value this is a gain of € 106 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

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	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of September 30, 2015 it could have increased fair value by as much as € 2.2 billion or decreased fair value by as much as € 1.7 billion. As of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion.

During the third quarter of 2015 the valuation estimate for the sensitivity analysis of unobservable parameters was enhanced to better reflect the valuation uncertainty of the Level 3 financial instruments, by use of a more advanced technique, in line with emergent market practice. The changes in the sensitive amounts from December 31, 2014 to September 30, 2015 are primarily due to this change in estimate rather than significant changes in the Level 3 instruments or risk profile. Simultaneously with this enhanced estimate, and to better reflect how these risks are assessed, the sensitivity of unobservable parameters estimate in respect of Sovereign and quasi sovereign debt obligations was aggregated with the sensitivity estimates for Corporate debt securities and other debt securities. Sensitivity related to these combined line items is disclosed as Corporate, Sovereign and other debt securities.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

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	Financial Instruments carried at Fair Value

Breakdown of the sensitivity analysis by type of instrument1

	Sep 30, 2015		Dec 31, 2014
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	252	179	833	725
Commercial mortgage-backed securities	14	12	57	47
Mortgage and other asset-backed securities	59	53	235	229
Corporate, sovereign and other debt securities	180	114	541	449
Equity securities	147	99	124	224

Derivatives:
Credit	434	747	432	457
Equity	164	124	157	115
Interest related	353	148	392	184
Foreign exchange	15	14	4	2
Other	134	81	75	74

Loans:
Loans	736	269	1,175	988
Loan commitments	0	0	6	5

Other	0	0	79	79

Total	2,234	1,662	3,277	2,854

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond.

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	Financial Instruments carried at Fair Value

Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

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	Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Sep 30, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale: Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	220	0	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	134	1,500
Mortgage- and other asset-backed securities	2,176	0	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	35	1,500
				Recovery rate	0%	99%
				Constant default rate	0%	16%
				Constant prepayment rate	0%	73%

Total mortgage- and other asset-backed securities	2,396	0

Debt securities and other debt obligations	5,746	2,365	Price based	Price	0%	340%
Held for trading	5,211	19	Discounted cash flow	Credit spread (bps)	23	616
Corporate, sovereign and other debt securities obligations	5,211
Available-for-sale	375
Designated at fair value	160	2,346

Equity securities	1,049	0	Market approach	Price per net asset value	78%	100%
Held for trading	182	0		Enterprise value/EBITDA (multiple)	1	15
Designated at fair value	31
Available-for-sale	836		Discounted cash flow	Weighted average cost capital	8%	13%

Loans	11,380	0	Price based	Price	0%	139%
Held for trading	5,042	0	Discounted cash flow	Credit spread (bps)	100	4,452
Designated at fair value	3,466			Constant default rate	1%	23%
Available-for-sale	2,872			Recovery rate	0%	81%

Loan commitments	0	89	Discounted cash flow	Credit spread (bps)	4	972
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,034[2]	1,485[3]	Discounted cash flow	IRR	4%	24%

Total financial instruments held at fair value	21,605	3,940

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 7 million of other trading assets, € 615 million of other financial assets designated at fair value and € 412 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.4 billion of securities sold under repurchase agreements designated at fair value and € 105 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	106
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	342	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	246	1,375
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0%	97%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	22%

Total mortgage- and other asset-backed securities	2,684	0

Debt securities and other debt obligations	5,936	1,202	Price based	Price	0%	286%
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Corporate, sovereign and other debt securities obligations	5,477
Available-for-sale	459
Designated at fair value	0	1,159

Equity securities	1,719	0	Market approach	Price per net asset value	49%	100%
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	29
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6%	13%

Loans	10,648	0	Price based	Price	0%	137%
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2%	21%
Available-for-sale	2,781			Recovery rate	0%	67%

Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	748[2]	1,121[3]	Discounted cash flow	IRR	2%	24%

Total financial instruments held at fair value	21,735	2,409

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value, € 293 million other financial assets available.
[3]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	107
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Sep 30, 2015
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,886	2,426	Discounted cash flow	Swap rate (bps)	5	1,061
				Inflation swap rate	0%	8%
				Constant default rate	1%	16%
				Constant prepayment rate	3%	20%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	4%	262%
				IR - IR correlation	(31) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,229	1,790	Discounted cash flow	Credit spread (bps)	2	7,830
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	92%
Equity derivatives	784	1,033	Option pricing model	Stock volatility	13%	96%
				Index volatility	12%	67%
				Index - index correlation	44%	92%
				Stock - stock correlation	5%	93%
FX derivatives	1,633	1,516	Option pricing model	Volatility	1%	32%
Other derivatives	831	214[1]	Discounted cash flow	Credit spread (bps)	0	0
			Option pricing model	Index volatility	7%	41%
				Commodity correlation	(21) %	90%

Total market values from derivative financial instruments	10,363	6,980

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2014
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,324	2,211	Discounted cash flow	Swap rate (bps)	42	2,418
				Inflation swap rate	(1) %	8%
				Constant default rate	2%	27%
				Constant prepayment rate	2%	21%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	1%	101%
				IR - IR correlation	(2) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,586	1,921	Discounted cash flow	Credit spread (bps)	155	9,480
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	96%
Equity derivatives	1,118	1,258	Option pricing model	Stock volatility	8%	84%
				Index volatility	8%	99%
				Index - index correlation	48%	98%
				Stock - stock correlation	9%	95%
FX derivatives	264	242	Option pricing model	Volatility	6%	26%
Other derivatives	1,267	368[1]	Discounted cash flow	Credit spread (bps)	44	1,500
			Option pricing model	Index volatility	7%	138%
				Commodity correlation	(30) %	60%

Total market values from derivative financial instruments	9,559	6,001

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	108
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014
Financial assets held at fair value:
Trading securities	483	448
Positive market values from derivative financial instruments	777	121
Other trading assets	241	(11)
Financial assets designated at fair value through profit or loss	51	142
Financial assets available for sale	94	73
Other financial assets at fair value	0	0

Total financial assets held at fair value	1,647	772

Financial liabilities held at fair value:
Trading securities	0	0
Negative market values from derivative financial instruments	(792)	102
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(31)	(32)
Other financial liabilities at fair value	359	17

Total financial liabilities held at fair value	(464)	88

Total	1,184	860

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Sep 30, 2015	Sep 30, 2014
Balance, beginning of year	973	796

New trades during the period	345	601

Amortization	(267)	(204)

Matured trades	(109)	(106)

Subsequent move to observability	(27)	(52)

Exchange rate changes	3	8

Balance, end of period	918	1,043

Deutsche Bank	Consolidated Financial Statements	109
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2014.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Sep 30, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	27,278	27,278	20,055	20,055
Interest-earning deposits with banks	75,284	75,287	63,518	63,518
Central bank funds sold and securities purchased under resale agreements	23,720	23,720	17,796	17,796
Securities borrowed	33,109	33,109	25,834	25,834
Loans	428,337	427,820	405,612	410,769
Other financial assets	139,482	139,448	120,838	120,827

Financial liabilities:
Deposits	570,223	569,885	532,931	532,581
Central bank funds purchased and securities sold under repurchase agreements	7,086	7,086	10,887	10,887
Securities loaned	3,344	3,344	2,339	2,339
Other short-term borrowings	30,194	30,190	42,931	42,929
Other financial liabilities	187,840	187,840	159,930	159,930
Long-term debt	161,187	160,884	144,837	146,215
Trust preferred securities	6,931	7,996	10,573	12,251

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2014.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	110
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Sep 30, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	19,913	(2,605)	17,308	0	0	(17,280)	28
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,412	0	6,412	0	0	(6,110)	301

Securities borrowed (enforceable)	13,543	0	13,543	0	0	(13,229)	315
Securities borrowed (non-enforceable)	19,565	0	19,565	0	0	(19,230)	336

Financial assets at fair value through profit or loss
Trading assets	197,435	(437)	196,998	0	(10)	(1,545)	195,443
Positive market values from derivative financial instruments (enforceable)	685,006	(133,364)	551,643	(452,456)	(61,164)	(13,703)	24,320
Positive market values from derivative financial instruments (non-enforceable)	19,968	0	19,968	0	0	0	19,968
Financial assets designated at fair value through profit or loss (enforceable)	96,429	(35,104)	61,325	(2,182)	(1,155)	(49,319)	8,670
Financial assets designated at fair value through profit or loss (non-enforceable)	51,773	0	51,773	0	0	(29,946)	21,827

Total financial assets at fair value through profit or loss	1,050,612	(168,904)	881,707	(454,638)	(62,329)	(94,513)	270,228

Loans	428,355	(18)	428,337	0	(16,434)	(48,700)	363,203

Other assets	186,635	(33,091)	153,544	(60,288)	(62)	0	93,194
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,142	(5,776)	3,367	(2,575)	0	0	792

Remaining assets not subject to netting	198,957	0	198,957	0	(762)	(431)	197,764

Total assets	1,923,992	(204,618)	1,719,374	(514,926)	(79,588)	(199,492)	925,368

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Sep 30, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	570,241	(18)	570,223	0	0	0	570,223

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,139	(2,605)	2,534	0	0	(2,534)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	4,551	0	4,551	0	0	(4,080)	471

Securities loaned (enforceable)	1,827	0	1,827	0	0	(1,827)	0
Securities loaned (non-enforceable)	1,517	0	1,517	0	0	(1,045)	472

Financial liabilities at fair value through profit or loss
Trading liabilities	56,903	(908)	55,995	0	0	0	55,995
Negative market values from derivative financial instruments (enforceable)	650,805	(133,800)	517,004	(450,012)	(57,713)	(9,279)	0
Negative market values from derivative financial instruments (non-enforceable)	27,436	0	27,436	0	0	(3,789)	23,647
Financial liabilities designated at fair value through profit or loss (enforceable)	48,947	(34,196)	14,751	(2,160)	0	(12,591)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	32,204	0	32,204	0	(3,837)	(10,466)	17,902

Total financial liabilities at fair value through profit or loss	816,294	(168,904)	647,390	(452,172)	(61,550)	(36,125)	97,543

Other liabilities	246,528	(33,091)	213,437	(71,202)	0	0	142,236
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,795	(5,776)	5,019	(5,019)	0	0	0

Remaining liabilities not subject to netting	209,015	0	209,015	0	0	0	209,015

Total liabilities	1,855,113	(204,618)	1,650,495	(523,374)	(61,550)	(45,611)	1,019,960

Deutsche Bank	Consolidated Financial Statements	111
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779

Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649

Financial assets at fair value through profit or loss
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158

Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117

Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242

Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566

Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231

Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	532,992	(61)	532,931	0	0	0	532,931

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356

Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339

Financial liabilities at fair value through profit or loss
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	29,132 [1]	0	29,132 [1]	0	(3,130)	(5,718)	20,283 [1]

Total financial liabilities at fair value through profit or loss	952,408 [1]	(254,708)	697,699 [1]	(521,146)	(66,302)	(35,394)	74,856 [1]

Other liabilities	203,614 [1]	(19,792)	183,823 [1]	(71,645)	0	0	112,178 [1]
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0

Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801

Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

[1]	Numbers were restated by moving € 67 billion from Financial liabilities at fair value through profit and loss (non-enforceable) to Other liabilities.

Deutsche Bank	Consolidated Financial Statements	112
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Allowance for Credit Losses

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria or because the rights of off-setting are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Nine months ended Sep 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	176	337	512	51	14	64	576
Thereof: (Gains)/Losses from disposal of impaired loans	(56)	(45)	(100)	0	0	0	(100)

Net charge-offs:	(319)	(535)	(854)	0	0	0	(854)
Charge-offs	(360)	(623)	(983)	0	0	0	(983)
Recoveries	41	87	129	0	0	0	129

Other changes	30	(4)	27	2	7	9	36

Balance, end of period	2,251	2,646	4,897	137	162	300	5,197

Changes compared to prior year

Provision for credit losses
In € m.	(125)	(105)	(230)	40	1	41	(189)
In %	42	(24)	(31)	387	5	175	(25)

Net charge-offs
In € m.	441	(108)	333	0	0	0	333
In %	(58)	25	(28)	0	0	0	(28)

Deutsche Bank	Consolidated Financial Statements	113
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Goodwill and Other Intangible Assets

	Nine months ended Sep 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	300	441	742	10	13	23	765
Thereof: (Gains)/Losses from disposal of impaired loans	(39)	(16)	(56)	0	0	0	(56)

Net charge-offs:	(760)	(427)	(1,187)	0	0	0	(1,187)
Charge-offs	(789)	(508)	(1,296)	0	0	0	(1,296)
Recoveries	29	80	109	0	0	0	109

Other changes	9	0	8	(1)	7	7	15

Balance, end of period	2,406	2,745	5,152	112	134	246	5,398

Changes compared to prior year

Provision for credit losses
In € m.	(556)	(10)	(566)	0	(8)	(9)	(575)
In %	(65)	(2)	(43)	(2)	(40)	(27)	(43)

Net charge-offs
In € m.	(300)	(244)	(543)	0	0	0	(543)
In %	65	133	84	0	0	0	84

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the period ended September 30, 2015 are shown below by cash-generating units (“CGU”).

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2015	2,016	2,763	474	4,131	0	134	9,518

Goodwill acquired during the year	0	0	0	0	0	0	0

Purchase accounting adjustments	0	0	0	0	0	0	0

Transfers	0	0	0	0	0	0	0

Reclassification from (to) “held for sale”	0	(1)	0	(16)	0	(138)	(155)

Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0	0	0

Impairment losses[2]	(2,168)	(2,765)	0	0	0	0	(4,933)

Exchange rate changes/other	152	3	34	216	0	5	411

Balance as of September 30, 2015	0	0	508	4,331	0	1	4,841

Gross amount of goodwill	3,499	2,765	508	4,331	652	592	12,348

Accumulated impairment losses	(3,499)	(2,765)	0	0	(652)	(591)	(7,507)

[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as “Others” in the table above. The nonintegrated investments in the NCOU consisted of Maher Terminals LLC and Maher Terminals of Canada Corp., with the latter disposed of in the third quarter 2015.

Deutsche Bank	Consolidated Financial Statements	114
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Goodwill and Other Intangible Assets

In the first nine months of 2015, changes in goodwill (other than those related to exchange rate changes) mainly included the impairments of € 2,168 million in CB&S and of € 2,765 million in PBC. These charges were the result of the goodwill impairment test conducted in the third quarter 2015. The test was triggered by the further substantiation of Strategy 2020 in the third quarter, largely driven by the impact of expected higher regulatory capital requirements for both segments as well as the current disposal expectations in PBC. In connection with the sale of the Canadian port operations of Maher Terminals, goodwill of € 138 million was allocated to the disposal group held for sale in the first quarter 2015.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2014, the Group’s primary CGUs are as outlined above. “Other” goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use.

The Group’s further updating of its new Strategy 2020 constituted a trigger event leading to an impairment test. The goodwill impairment test in the third quarter 2015 resulted in goodwill impairments totaling € 4,933 million, consisting of € 2,168 million and € 2,765 million in the CGUs CB&S and PBC, respectively. The impairment in CB&S was mainly driven by changes to the business mix in light of expected higher regulatory capital requirements, leading to a recoverable amount of approximately € 26.1 billion. The impairment in PBC was, in addition to the changed capital requirements, mainly driven by current disposal expectations, which resulted in a recoverable amount of approximately € 12.3 billion for the CGU.

Carrying Amount

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (“AT1 Notes”), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as Additional equity components in accordance with IFRS. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests.

The carrying amount (excluding the AT1 Notes) is allocated to the primary CGUs in a two-step process, which is aligned with both the determination of the recoverable amount and the current equity allocation framework of Deutsche Bank. The two step approach works as follows: Allocation of shareholders’ equity using a solvency-based key first, until the current target of 11 % CET1 ratio (CRR/CRD 4 calculated on a fully loaded basis) is met, and then, if applicable, incremental capital allocation to consider the leverage ratio requirements. The solvency-based allocation contains the assignment of goodwill (plus the add-on adjustment for noncontrolling interests) and unamortizing other intangible assets. Further, it comprises equity allocations based on the CGU’s relative share of risk-weighted assets, on capital deduction items as well as on regulatory reconciliation items. In the second step, if applicable, the CGUs receive equity allocations based on their pro-rata Leverage Ratio Exposure Measure relative to the Group. Additionally, noncontrolling interests are considered in the carrying amounts of the respective primary CGUs.The AT1 Notes are allocated to the primary CGUs in proportion to their specific Leverage Ratio Shortfall (“LRS”), with LRS being a function of the Group’s target Leverage Ratio, the CGU’s Leverage Ratio Exposure Measure and the allocated CET1 capital.

The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

Deutsche Bank	Consolidated Financial Statements	115
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Goodwill and Other Intangible Assets

Recoverable Amount

The Group determines the recoverable amounts of its primary CGUs on the basis of fair value less costs of disposal (Level 3 of the fair value hierarchy) and employs a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, allocated to the primary CGUs consistent to their treatment in the carrying amount. The recoverable amounts of the CGUs derived from the DCF models have been compared to external analyst valuations and are deemed to be within a plausible range.

The DCF model uses earnings projections and respective capitalization assumptions (with capital ratios increasing from current levels to a Common Equity Tier 1 capital ratio of 12.5 % and a Tier 1 leverage ratio of 5.0 % in the medium term) based on five-year financial plans agreed by management, which are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate of up to 3.2% (2014: 3.2%). This is based on projected revenue forecasts of the CGUs as well as expectations for the development of gross domestic product and inflation, and is captured in the terminal value.

Key Assumptions

The DCF value of a CGU is sensitive to the projections of distributable earnings, to the discount rate (cost of equity) applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary goodwill carrying cash-generating units

Discount rate (post-tax)
	2015	2014
Corporate Banking & Securities	9.7%	10.3%
Private & Business Clients	9.2%	10.0%
Global Transaction Banking	8.1%	8.5%
Deutsche Asset & Wealth Management	9.1%	9.5%

Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.

Deutsche Bank	Consolidated Financial Statements	116
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Goodwill and Other Intangible Assets

Primary goodwill carrying cash- generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect

Corporate Banking & Securities

- Client-driven franchise offering a wide suite of investment banking products between debt and equity, as well as corporate finance advisory and origination businesses

- Focus on clients with higher potential to deliver true relationship value

- Modest economic recovery in Europe while Americas returns to solid recovery path accompanied by a gradual tightening of monetary policy

- Debt Sales & Trading revenue pools are expected to increase slightly as monetary policy normalises and volatility increases while Equities and Corporate Finance revenue pools are expected to remain broadly flat going forward

- Mitigate regulatory driven RWA increases through business exits and portfolio management

- Reduce overall capital consumption while re-investing to enhance returns

- Cost efficiencies driven by portfolio measures, revised platform size and regional footprint review

- Market environment remains challenged

- Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

- Strategic portfolio optimisation may not generate expected revenue growth and resource optimisation may have more than expected impact on revenues

- Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

- Outcome of major litigation cases

- Decline in costs expected from strategic portfolio optimization, country exits and efficiency saves does not materialize in the plan time frame

- Increase cost pressures from regulatory driven spend

- Structural risks associated with unforeseen regulatory hurdles, additional costs for CCAR compliance and setting up IHC in the U.S. as well as more stringent than expected banking separation rules in some jurisdictions

Private & Business Clients

- Leading position in home market Germany with strongholds in five other attractive European markets

- Deconsolidation of Postbank

- Improvement of digital capabilities as key initiative in PBC as well as reorganization and optimization of branch network

- Reduced complexity and competitive cost efficiency

- Expanding in investment and insurance business in advisory banking partially mitigating impacts from low interest rate environment and leverage constraints and rebalancing of Credit Products

- Severe economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

- Development of investment product markets and respective revenues additionally depend on customer confidence for investments

- Continued low interest rates potentially leading to further margin compression

- Efficiency programs are not executed as planned

- An environment of tightening regulation leading to further not yet anticipated impact on revenues and costs

Global Transaction Banking

- Cost savings in light of product, country and client perimeter review

- Capitalize on synergies resulting from closer co-operation with other areas of the bank

- Macroeconomic recovery leading to gradual interest rate improvements and positive development of international trade volumes, cross-border payments and corporate actions

- Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets

- Slower recovery of the world economy and its impact on trade volumes, interest rates and foreign exchange rates

- Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels

- Uncertainty around regulation and its potential implications not yet anticipated

- Cost savings in light of product, country and client perimeter review do not materialize as anticipated

- Outcome of potential legal matters

Deutsche Asset & Wealth Management

- Strategy continuously informed by market trends and developments, including global wealth creation, a growing retirement market and the rapid expansion of alternatives and passive investment offerings

- Expanding business with ultra high net worth clients with strong coverage in developed and emerging markets

- Building out the alternatives, passive/ETF & lending businesses

- Home market leadership in Germany through Wealth Management and DWS

- Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CB&S and GTB

- Maintained or increased market share in the fragmented competitive environment

- Cost savings in light of Deutsche AWM platform optimization

- Targeted investment in platform enhancements and digital capabilities

- Major industry threats, i.e., market volatility, sovereign debt burden, increasing costs from regulatory changes

- Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

- Business/execution risks, i.e., under achievement of net new money targets from market uncertainty, loss of high quality relationship managers

- Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

- Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned

- Uncertainty around regulation and its potential implications not yet anticipated

Deutsche Bank	Consolidated Financial Statements	117
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Other Assets and Other Liabilities

A review of the Group’s strategy or certain political or global risks for the banking industry such as a return of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group’s CGUs and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

Changes in Other Intangible Assets

During the first nine months of 2015, the carrying amount of other intangible assets decreased from € 5.4 billion by € 342 million to € 5.1 billion. Included in the reduction amount are on the one hand additions to internally generated intangible assets of € 885 million, which represent the capitalization of expenses incurred in conjunction with the Group’s activities related to the development of own-used software. On the other hand, the Group recorded amortization expenses and impairments of self-developed software of € 376 million and € 31 million, respectively, with the latter largely being a result of the reassessment of current platform software under the OpEx Program. On April 27, 2015, Deutsche Bank announced its new strategic roadmap, in which the sale of Postbank is an integral part. The Group’s further updating of its new Strategy 2020 constituted a triggering event upon which goodwill and all other non-financial assets included in the CGU PBC had to be tested for impairment. The valuation performed in the third quarter 2015 on the new strategic plan resulted in an impairment of the CGU PBC. After allocation of the impairment to fully write-off the PBC goodwill (€ 2.8 billion), an impairment loss of € 837 million related to other intangible assets within the CGU PBC was recognized. Based on a fair value less costs of disposal model (Level 3 of the fair value hierarchy), the impairment is mainly related to the full write-off of the Postbank trademark (€ 410 million) and customer-related intangible assets (€ 397 million), reflecting the change in strategic intent and the expected deconsolidation of Postbank.

Other Assets and Other Liabilities

Other Assets

in € m.	Sep 30, 2015	Dec 31, 2014
Brokerage and securities related receivables
Cash/margin receivables	62,007	65,096
Receivables from prime brokerage	10,804	10,785
Pending securities transactions past settlement date	3,614	4,741
Receivables from unsettled regular way trades	55,254	34,432

Total brokerage and securities related receivables	131,679	115,054
Accrued interest receivable	2,727	2,791
Assets held for sale	135	180
Other	19,004	19,955
Total other assets	153,544	137,980

Other Liabilities

in € m.	Sep 30, 2015	Dec 31, 2014
Brokerage and securities related payables
Cash/margin payables	75,299	70,558
Payables from prime brokerage	37,415	33,985
Pending securities transactions past settlement date	3,703	3,473
Payables from unsettled regular way trades	52,510	35,195
Total brokerage and securities related payables	168,927	143,210
Accrued interest payable	2,647	2,953
Liabilities held for sale	0	0
Other	41,863	37,659
Total other liabilities	213,437	183,823

Deutsche Bank	Consolidated Financial Statements	118
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

Deposits

in € m.	Sep 30, 2015	Dec 31, 2014
Noninterest-bearing demand deposits	190,917	160,733

Interest-bearing deposits
Demand deposits	153,512	137,966
Time deposits	121,130	124,347
Savings deposits	104,664	109,885

Total interest-bearing deposits	379,306	372,198

Total deposits	570,223	532,931

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Litigation	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2015	1,150	422	3,210	120	669	880	6,451

Changes in the group of consolidated companies	0	0	0	0	0	0	0
New provisions	159	52	4,052	36	1	655	4,955
Amounts used	243	10	2,544	78	68	364	3,307
Unused amounts reversed	4	92	103	12	226	61	498
Effects from exchange rate fluctuations/Unwind of discount	(26)	16	156	0	59	23	228
Transfers	(11)	12	(11)	4	0	(1)	(7)
Other	0	0	0	0	0	0	0

Balance as of September 30, 2015	1,025	399	4,761	71	435	1,132	7,823

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude litigation provisions which are presented as a separate class of provision.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes litigation. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement proceedings constitute loss events for operational shortcomings, but excludes business and reputational risk.

Deutsche Bank	Consolidated Financial Statements	119
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or statutory responsibilities, which have resulted or may result in demands from customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement proceedings.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of September 30, 2015, Deutsche Bank has approximately U.S.$ 2.6 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 486 million (€ 435 million) as of September 30, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 102 million (€ 91 million) as of September 30, 2015. The net provisions against these demands following deduction of such receivables were U.S.$ 384 million (€ 344 million) as of September 30, 2015.

As of September 30, 2015, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.1 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 91.7 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This decision could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank Co. Ltd.

Deutsche Bank	Consolidated Financial Statements	120
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that a reliable estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For the Bank’s significant matters where a reliable estimate can be made, the Group currently estimates that, as of September 30, 2015, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.6 billion (December 31, 2014: € 2.0 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

Deutsche Bank	Consolidated Financial Statements	121
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Credit Default Swap Antitrust Investigations and Litigation. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. The SO did not specify the potential fine or penalty. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

A multi-district civil class action is currently pending in the U.S. District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. The second amended class action complaint does not specify the damages sought. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs’ remaining claims is ongoing. On September 30, 2015, Deutsche Bank executed a settlement agreement to resolve the matter for U.S.$ 120 million, which is subject to court approval.

Credit Correlation. On May 26, 2015, the U.S. Securities and Exchange Commission (SEC) issued a cease and desist order in a settled administrative proceeding against Deutsche Bank AG. The matter related to the manner in which Deutsche Bank valued “gap risk” associated with certain Leveraged Super Senior (LSS) synthetic CDO positions during the fourth quarter of 2008 and the first quarter of 2009, which was the height of the financial crisis. Gap risk is the risk that the present value of a trade could exceed the value of posted collateral. During the two quarters at issue, Deutsche Bank did not adjust its value of the LSS trades to account for gap risk, essentially assigning a zero value for gap risk. The SEC found that although there was no standard industry model to value gap risk and the valuation of these instruments was complex, Deutsche Bank did not reasonably adjust the value of the LSS trades for gap risk during these periods, resulting in misstatements of its financial statements for the two quarters at issue. The SEC also found that Deutsche Bank failed to maintain adequate systems and controls over the valuation process. The SEC found violations of Sections 13(a) (requirement to file accurate periodic reports with the SEC), 13(b)(2)(A) (requirement to maintain accurate books and records), and 13(b)(2)(B) (requirement to maintain reasonable internal accounting controls) of the U.S. Securities Exchange Act of 1934. Deutsche Bank paid a U.S.$ 55 million penalty, for which it had previously recorded a provision, and neither admitted nor denied the findings.

Deutsche Bank	Consolidated Financial Statements	122
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

Dole Food Company. Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank AG New York Branch (“DBNY”) have been named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former shareholders of Dole Food Company, Inc. (“Dole”). Plaintiffs allege that defendant David H. Murdock and certain members of Dole’s board and management (who are also named as defendants) breached their fiduciary duties, and that DBSI and DBNY aided and abetted in those breaches, in connection with Mr. Murdock’s privatization of Dole, which closed on November 1, 2013 (the “Transaction”). Plaintiffs claimed approximately U.S.$ 642 million in damages against all defendants and also sought an award of interest, disgorgement of any gains by DBSI and DBNY arising out of the Transaction, and costs and disbursements. Trial in this matter concluded on March 9, 2015. On August 27, 2015, the Delaware Court of Chancery issued its post-trial decision, which found that DBSI and DBNY were not liable for aiding and abetting breaches of fiduciary duties. The Court of Chancery’s August 27, 2015 decision also found that Mr. Murdock and Dole’s former President, Michael Carter, breached their fiduciary duties to Dole’s shareholders, holding them responsible for damages of approximately U.S.$ 148 million, prior to the application of pre- and post-judgment interest. The deadline for the parties to file any appeals is thirty days after entry of a judgment, which has not yet taken place. DBSI and DBNY are parties to customary indemnity agreements from Dole (and certain of Mr. Murdock’s affiliated entities) in connection with the Transaction, and DBSI and DBNY have notified Dole (and the relevant Murdock affiliates) that they are seeking indemnity.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion, of which claims relating to investments of originally approximately € 500 million are still pending. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts decided in favor and some against Sal. Oppenheim. Appeals are pending.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business. In connection with this review, Deutsche Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited.

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the judge’s January 28, 2015 order. There are now two actions pending. A consolidated action is brought on behalf of a putative class of over-the-counter traders and a putative class of central exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. The other action alleges that Deutsche Bank and other defendants breached their fiduciary duties in violation of the U.S. Employment Retirement Income Security Act of 1974 (ERISA) by allegedly colluding to trade around the WM/Reuters Closing Spot Rate and thereby

Deutsche Bank	Consolidated Financial Statements	123
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

allegedly causing foreign exchange transactions to be executed on behalf of the putative class at artificial prices. Deutsche Bank intends to move to dismiss both actions in their entirety, but no briefing schedule has yet been established in either action. Discovery has commenced in the consolidated action, while all other discovery therein and in the ERISA case is stayed by order of the court.

Deutsche Bank has also been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests.

Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Regulatory Enforcement Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. The agreements also contained provisions requiring various undertakings with respect to Deutsche Bank’s benchmark rate submissions in the future, as well as provisions requiring the appointment of an independent corporate monitor. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank has made provision for a U.S.$ 150 million fine, which (subject to court approval) is expected to be paid by Deutsche Bank pursuant to the Plea Agreement within ten business days of when DB Group Services (UK) Ltd. is sentenced. (The U.S.$ 150 million fine is included in the U.S.$ 2.175 billion in total penalties referenced in the immediately preceding paragraph.) DB Group Services (UK) Ltd. currently has a sentencing date of April 5, 2016.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action and to civil litigation.

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Overview of Civil Litigations. Deutsche Bank is party to approximately 44 civil actions concerning manipulation relating to the setting of various Interbank Offered Rates. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other banks. All but five of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The five civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one action concerning Pound Sterling (GBP) LIBOR and one action concerning Swiss franc (CHF) LIBOR.

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. dollar LIBOR MDL). This U.S. dollar LIBOR MDL includes 31 actions against Deutsche Bank and others: ten class actions and 21 individual actions. One of these individual actions includes ten actions for which the plaintiffs submitted one consolidated complaint, and is therefore discussed here as one action. Six actions originally part of the U.S. dollar LIBOR MDL were dismissed and a consolidated appeal is pending in the U.S. Court of Appeals for the Second Circuit. Several other actions that are part of the U.S. dollar LIBOR MDL were dismissed in part and also are part of the consolidated appeal. There is one non-MDL class action concerning U.S. dollar LIBOR that was dismissed and for which an appeal is pending in the U.S. Court of Appeals for the Ninth Circuit.

Claims for damages for all 44 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the counterparty. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR MDL and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank.

U.S. dollar LIBOR. In three rulings between March 2013 and June 2014, the court in the U.S. dollar LIBOR MDL granted in part and denied in part motions to dismiss addressed to the six first-filed complaints (three class actions and three individual actions). The court issued decisions permitting certain CEA claims and state law contract and unjust enrichment claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs’ federal and state law antitrust claims and claims asserted under RICO. This resulted in the dismissal of four cases in their entirety (one class action and three individual actions) and the partial dismissal of two cases (both class actions). One of the four cases dismissed in its entirety is being appealed as part of the consolidated appeal discussed below. In the other three cases dismissed in their entirety, the U.S. Court of Appeals for the Second Circuit denied plaintiffs’ efforts to appeal as untimely, and in October 2015, the U.S. Supreme Court denied plaintiffs’ petition to have it review the Second Circuit’s denial. Separately, and prior to the Supreme Court’s October 2015 denial, on February 10, 2015, the plaintiffs in those three cases filed a second notice of appeal, which defendants have moved to dismiss.

Various additional plaintiffs proceeding in their individual capacities have brought actions against Deutsche Bank. These 21 individual actions have been consolidated in the U.S. dollar LIBOR MDL. On August 4, 2015, the court issued an opinion concerning some of these individual consolidated actions. Deutsche Bank is a defendant in 17 of those cases. Several claims have been dismissed against certain parties, including a subsidiary of Deutsche Bank, based on lack of jurisdiction. Other claims were dismissed against all parties, including claims for antitrust, RICO, conspiracy, consumer protection, unfair business practices, and state law claims for injunctive and equitable relief. Contract, fraud and other tort claims from certain counterparties with whom Deutsche Bank had direct dealings remain pending against Deutsche Bank. For some claims, the court described legal principles and directed the parties in the first instance to attempt to reach agreement on which claims survive. That process is ongoing.

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Some of the plaintiffs in these individual actions were permitted by the lower court to pursue interlocutory appeals on their federal antitrust claims. These plaintiffs, along with plaintiffs in one of the first-filed class actions discussed above, are pursuing appeals to the U.S. Court of Appeals for the Second Circuit. Also part of the consolidated appeal are two class actions involving only federal antitrust claims, which were dismissed upon the plaintiffs’ request so that they could become part of the appeal. The Second Circuit granted a motion by defendants to consolidate these appeals, and briefing was completed on August 17, 2015. Oral argument is scheduled for November 13, 2015. Certain other class actions with federal antitrust claims are stayed pending resolution of this appeal.

Plaintiffs representing putative classes of homeowners and lenders also have brought actions against Deutsche Bank, which have been consolidated in the U.S. dollar LIBOR MDL. Deutsche Bank has filed motions to dismiss, which are pending.

Plaintiffs representing a putative class of plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR (the “exchange-based plaintiffs”) also have brought an action against Deutsche Bank, which has been consolidated in the U.S. dollar LIBOR MDL. Deutsche Bank has filed a motion to dismiss on the grounds that the court lacks jurisdiction. That motion is pending. On June 29, 2015, the exchange-based plaintiffs requested leave to move to amend their complaint to include new allegations relating to Deutsche Bank’s April 23, 2015 IBOR settlements with the DOJ, CFTC, NYSDFS, and FCA. The proposed amended complaint also would add two Deutsche Bank subsidiaries, DB Group Services (UK) Ltd. and Deutsche Bank Securities Inc., as named defendants. Defendants have requested that the court defer consideration of plaintiffs’ request until after deciding the pending motion to dismiss for lack of jurisdiction.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY, outside of the U.S. dollar LIBOR MDL, has granted defendants’ motions to dismiss. The plaintiff has filed a motion to amend its complaint, which is pending.

Deutsche Bank also was named as a defendant in a civil action in the Central District of California concerning U.S. dollar LIBOR. The court granted Deutsche Bank’s motion to dismiss. The plaintiff is currently pursuing an appeal to the U.S. Court of Appeals for the Ninth Circuit, and briefing is scheduled to be completed on November 18, 2015.

Yen LIBOR and Euroyen TIBOR. A putative class action was filed in the SDNY against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the court granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the CEA. On March 31, 2015, the court denied motions to dismiss for lack of jurisdiction filed by certain foreign defendants (including Deutsche Bank). The court subsequently denied a motion by those defendants (including Deutsche Bank) asking the court to reconsider this decision or, in the alternative, to grant defendants leave to file an interlocutory appeal with the U.S. Court of Appeals for the Second Circuit. On March 31, 2015, the court also denied in part and granted in part a motion by the plaintiff to amend his complaint. The court denied plaintiff’s requests to assert RICO claims against Deutsche Bank and to add two new named plaintiffs. In addition, the court lifted a stay of discovery on May 15, 2015. On September 29, 2015, Deutsche Bank filed a motion to join the petition of certain Japanese bank defendants to the U.S. Court of Appeals for the Second Circuit, which seeks reversal of the March 31, 2015 ruling concerning jurisdiction. That motion is pending.

A second putative class action alleging manipulation of Yen LIBOR and Euroyen TIBOR and naming Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., as defendants, along with other banks and inter-dealer brokers, was filed in the SDNY on July 24, 2015. On October 8, 2015, the court denied without prejudice the plaintiffs’ motion to consolidate the action with the other aforementioned putative class action alleging manipulation of Yen LIBOR and Euroyen TIBOR. On October 8, 2015, the plaintiffs in both putative class actions stated that they intend to file amended complaints, both of which must be filed by December 1, 2015.

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EURIBOR. Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., are also named as defendants in a putative class action concerning the alleged manipulation of EURIBOR, pending in the SDNY. The court modified a stay on discovery on May 13, 2015 and granted plaintiffs leave to file a further amended complaint by August 11, 2015. A motion to dismiss the further amended complaint was filed on October 14, 2015.

Pound Sterling (GBP) LIBOR. On May 6, 2015, Deutsche Bank was named as a defendant in a putative class action in the SDNY concerning the alleged manipulation of Pound Sterling (GBP) LIBOR. Plaintiff filed an amended complaint on July 24, 2015. Defendants filed a pre-motion to dismiss letter on September 25, 2015. Defendants’ motions to dismiss are due on November 13, 2015.

Swiss Franc (CHF) LIBOR. On June 19, 2015, Deutsche Bank and a subsidiary, DB Group Services (UK) Ltd., were named as defendants in a putative class action in the SDNY concerning the alleged manipulation of Swiss Franc (CHF) LIBOR. Motions to dismiss were filed on August 18, 2015.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law clawback claims for approximately € 509 million (plus interest calculated on a damages rate basis and penalty rate basis) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs are also claiming approximately € 509 million (plus interest), although the amount of that interest claim is less than in Iceland. Deutsche Bank has filed a defense in these proceedings and continues to defend them. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Jürgen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Rolf Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The investigation involving current Management Board member Jürgen Fitschen and several former Management Board members has been concluded and an indictment against all accused has been filed. Trial started on April 28, 2015 and court dates are currently scheduled until January 2016, generally one day per week. The court ordered the secondary participation of Deutsche Bank AG.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

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The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Stephan Leithner and the indictment of Mr. Jürgen Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of Deutsche Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Jürgen Fitschen and Dr. Stephan Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees is currently expected to be rendered in the fourth quarter of 2015 or the first quarter of 2016.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of approximately € 270 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with first instance court decisions in some of these currently expected to be rendered in November 2015.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by

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the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of 13 financial institutions named as defendants. The complaint alleges damages of U.S.$ 1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attorney General for Virginia decided to intervene in the action. Deutsche Bank is contesting VRS’s assertion that the Virginia state court can exercise personal jurisdiction over it. The case is stayed while the parties participate in mediation.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous other civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of U.S.$ 340 million. Deutsche Bank’s portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court’s February 23, 2015 order, but withdrew the appeal on June 11, 2015.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 5, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered the plaintiffs to amend the operative complaint to include the previously dismissed offerings. On March 9, 2015, the lead plaintiff filed its third amended complaint pursuant to the court’s February 5, 2015 order. Discovery in the action is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging U.S.$ 61 million in damages attributable to Deutsche Bank); (2) the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (in one of two separate actions, alleging no less than U.S.$ 189 million in damages in the aggregate against all defendants), (b) Franklin Bank S.S.B. and Guaranty Bank (alleging no less than U.S.$ 901 million in damages in the aggregate against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (in one of two separate actions, alleging no less than U.S.$ 66 million in damages in the aggregate against all defendants); (3) the Federal Home Loan Bank of Boston; (4) the Federal Home Loan Bank of San Francisco; (5) HSBC Bank USA, National Association (as trustee for certain RMBS trusts); (6) Knights of Columbus (alleging no less than U.S.$ 27 million in damages attributable to Deutsche Bank); (7) Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG); (8) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank); (9) Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries); (10) Texas County & District Retirement System (alleging no less than U.S.$ 64 million in damages in the aggregate against all defendants); and (11) The Charles Schwab Corporation. Unless otherwise indicated, the complaints in these matters did not specify the damages sought.

On December 19, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Country-

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wide. Deutsche Bank’s understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank was a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide. On July 22, 2015, Deutsche Bank and Mass Mutual Life Insurance Company entered into a settlement agreement to resolve all pending claims against Deutsche Bank. On August 11, 2015, Deutsche Bank paid the settlement amount and on August 15, 2015, the court dismissed the actions. The economic impact of the settlement was not material to Deutsche Bank.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 31, 2015, the court denied Aozora Bank, Ltd.’s motion to reargue, or, in the alternative, to file an amended complaint. On April 29, 2015, Aozora Bank, Ltd. filed a notice of appeal. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. relating to a collateralized debt obligation identified as Brooklyn Structured Finance CDO, Ltd. On October 14, 2015, the court granted in part and denied in part Deutsche Bank’s motion to dismiss.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. The case is in discovery.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed invest-ments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. After receiving approval from a majority of certificate holders, on July 13, 2015, HSBC executed the settlement agreements, and on July 27, 2015, the actions were dismissed. A substantial portion of the settlement funds paid by Deutsche Bank was reimbursed by a non-party to the litigation. The net economic impact of the settlements was not material to Deutsche Bank. On June 17, 2015, the court granted defendants’ motion to dismiss the RMBS-related claims brought by Commerzbank AG against Deutsche Bank and several other financial institutions. Commerzbank AG filed a notice to appeal on July 24, 2015, but withdrew that appeal on August 17, 2015.

Residential Funding Company has brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. The complaint did not specify the amount of damages sought. On June 8, 2015, the court denied Deutsche Bank’s motion to dismiss certain of the claims. Also on June 8, 2015, Deutsche Bank moved to dismiss other claims. On September 29, 2015, the court denied Deutsche Bank’s second motion to dismiss. Discovery is ongoing.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The complaint did not specify the amount of damages sought. On May 13, 2013, the court denied Deutsche Bank’s motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court’s decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court’s dismissal of the case. The court found that plaintiff’s cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations.

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On July 13, 2015, Deutsche Bank and Texas County & District Retirement System reached an agreement in principle to settle the latter’s claims against Deutsche Bank. Deutsche Bank and Texas County & District Retirement System are currently finalizing the terms of the settlement agreement.

In 2012, the FDIC, as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Section 11 and 12(a)(2) of the 1933 Securities Act, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals in the Second and Ninth Circuits Courts of Appeal are pending. On August 10, 2015, the Court of Appeals for the Fifth Circuit reversed the district court’s dismissal of the FDIC’s claims as time-barred. On August 24, 2015, Deutsche Bank and the other defendants filed a petition for rehearing en banc in that action. On September 11, 2015, the Court of Appeals for the Fifth Circuit denied that petition.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against dozens of entities, including Deutsche Bank, alleging a variety of claims under the Massachusetts Uniform Securities Act and various other Massachusetts statutory and common laws. The complaint did not specify the amount of damages sought. On October 16, 2015, the parties signed a settlement agreement to resolve the matter. The financial terms of the settlement are not material to Deutsche Bank.

On September 22, 2015, Deutsche Bank and the Federal Home Loan Bank of Des Moines, as successor to the Federal Home Loan Bank of Seattle, executed a settlement agreement resolving all claims related to the single bond at issue. On October 12, 2015, the court entered the parties’ stipulation dismissing the matter. The financial terms of the settlement are not material to Deutsche Bank.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Trustee Civil Litigation. Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors, including funds managed by Blackrock Advisors, LLC, PIMCO Advisors, L.P., and others, filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs have since dismissed their state court complaint and refiled an amended complaint in the U.S. District Court for the Southern District of New York on behalf of and for the benefit of 564 private-label RMBS trusts, which substantially overlapped with the trusts at issue in the state court action. The complaint alleges that the trusts at issue have suffered total, realized collateral losses of U.S.$ 89.4 billion, but the complaint does not include a demand for money damages in a sum certain.

On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in ten RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to

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	Provisions

perform its duties as trustee for the trusts. Royal Park’s complaint alleges that the total realized losses of the ten trusts amount to over U.S.$ 3.1 billion, but does not allege damages in a sum certain.

On November 7, 2014, the National Credit Union Administration Board (“NCUA”), as an investor in 121 RMBS trusts, filed a lawsuit in the U.S. District Court for the Southern District of New York against DBNTC as trustee of those trusts, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties. On March 5, 2015, NCUA amended its complaint to assert claims as an investor in 97 of the 121 RMBS trusts that were the subject of its first complaint. The amended complaint alleges violations of the TIA and Streit Act, as well as breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith. NCUA’s complaint alleges that the trusts at issue have suffered total, realized collateral losses of U.S.$ 17.2 billion, but the complaint does not include a demand for money damages in a sum certain.

On December 23, 2014, certain CDOs (collectively “Phoenix Light SF Limited”) that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the U.S. District Court for the Southern District of New York against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, and negligent misrepresentation, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On April 10, 2015, the CDOs filed an amended complaint relating to an additional 34 trusts (for a total of 55 trusts) and amended its complaint for a second time on July 15, 2015 to include additional allegations. The CDO plaintiffs allege that DBNTC is liable for over U.S.$ 527 million of damages.

On March 24, 2015, the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, filed a lawsuit in the Court of Common Pleas, Hamilton County, Ohio, against DBNTC as trustee of 12 of those trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, negligence, gross negligence, negligent misrepresentation, and breach of the covenant of good faith and fair dealing, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. Western & Southern alleges that it purchased certificates issued by the trusts with a face value of more than U.S.$ 220 million and that the trusts at issue have suffered total, realized collateral losses of U.S.$ 1 billion, but the complaint does not include a demand for money damages in a sum certain.

DBNTC and/or DBTCA have filed motions to dismiss in each of these five cases, none of which has been adjudicated by the courts at this time. Discovery has commenced in some, but not all, of these cases.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank has been conducting its own internal review in relation to Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

Deutsche Bank is also named as a defendant in several putative class action complaints, which have been consolidated in two lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act, and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes. The class action complaints are in the early stages. Deutsche Bank has filed motions to dismiss the complaints. The complaints do not specify the damages sought.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engage-

Deutsche Bank	Consolidated Financial Statements	132
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Provisions

ment of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations.

Russia/UK Equities Trading Investigation. Deutsche Bank is investigating the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment remains ongoing; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies.

US Treasury Securities Civil Litigations. DBSI has been named as a defendant in several putative class action complaints pending in the U.S. District Courts for the Southern District of New York, the Northern District of Illinois, and the District of the Virgin Islands alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages. A motion has been filed before the Judicial Panel on Multidistrict Litigation to centralize these cases in the Southern District of New York, which is pending.

Deutsche Bank	Consolidated Financial Statements	133
Interim Report as of September 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Shares Issued and Outstanding

Long-Term Debt

in € m.	Sep 30, 2015	Dec 31, 2014
Senior debt:

Bonds and notes
Fixed rate	87,515	84,795
Floating rate	37,409	34,651

Subordinated debt:

Bonds and notes
Fixed rate	4,583	2,689
Floating rate	2,684	2,358

Other	28,995	20,344

Total long-term debt	161,187	144,837

Shares Issued and Outstanding

in million	Sep 30, 2015	Dec 31, 2014
Shares issued	1,379.3	1,379.3

Shares in treasury	0.8	0.3

Thereof:

Buyback	0.7	0.1

Other	0.2	0.2

Shares outstanding	1,378.4	1,379.0

Deutsche Bank	Consolidated Financial Statements	134
Interim Report as of September 30, 2015	Other Financial Information (unaudited)
	Related Party Transactions

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Sep 30, 2015	Dec 31, 2014
Irrevocable lending commitments	171,887	154,446

Contingent liabilities	57,985	62,087

Total	229,871	216,533

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2015, were loans and commitments of € 9 million and deposits of € 18 million. As of December 31, 2014, there were loans and commitments of € 3 million and deposits of € 16 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	135
Interim Report as of September 30, 2015	Other Financial Information (unaudited)
	Related Party Transactions

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Sep 30, 2015	Dec 31, 2014
Loans outstanding, beginning of period	321	357

Loans issued during the period	273	596

Loan repayments during the period	341	657

Changes in the group of consolidated companies	0	(1)

Exchange rate changes/other	7	27

Loans outstanding, end of period[1]	261	321

Other credit risk related transactions:
Allowance for loan losses	2	5

Provision for loan losses	1	0

Guarantees and commitments	175	45

[1]

Loans past due were € 3 million as of September 30, 2015 and € 3 million as of December 31, 2014. For the above loans, the Group held collateral of € 133 million and € 70 million as of September 30, 2015 and December 31, 2014, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Sep 30, 2015	Dec 31, 2014
Deposits, beginning of period	128	167

Deposits received during the period	390	245

Deposits repaid during the period	384	244

Changes in the group of consolidated companies	(3)	(43)

Exchange rate changes/other	1	4

Deposits, end of period	133	128

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 41 million as of September 30, 2015, and € 87 million as of December 31, 2014. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of September 30, 2015, and € 0 million as of December 31, 2014.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2015, transactions with these plans were not material for the Group.

Deutsche Bank	Consolidated Financial Statements	136
Interim Report as of September 30, 2015	Other Financial Information (unaudited)
	Non-Current Assets and Disposal Groups Held for Sale

Significant Transactions

Deutsche Bank came to the conclusion that, irrespective of the final decision regarding the selected Strategy 2020, a squeeze-out of the Postbank minority shareholders supports all of the strategic options under review.

Accordingly and to achieve the 95 % threshold required for the squeeze-out, on April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Group’s ownership stake from 94.1 % to 96.8%. The transaction led to a partial settlement of the liability recorded in 2012 for the obligation to purchase Postbank shares or to compensate minority Postbank shareholders under the cash settlement offer. In addition, a provision for real-estate transfer tax liabilities was recognized. Overall, the transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On April 27, 2015, after exceeding the 95 % threshold, Deutsche Bank announced that it requested Postbank to take all necessary steps for the squeeze-out of the minority shareholders pursuant to Section 327a et seq. German Stock Corporation Act.

On July 7, 2015, Deutsche Bank submitted its specified squeeze-out request to Postbank, including the amount of cash compensation which was set at € 35.05 per Postbank share. At Postbank’s annual general meeting held on August 28, 2015, the squeeze-out proposal was approved. Lawsuits contesting the squeeze-out were raised. On October 15, 2015, Postbank requested a clearance proceeding in front of the Higher Regional Court Cologne. Based on the decision of the annual general meeting, a loss before income tax of € 69 million was recorded in the third quarter 2015 in C&A.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2015.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 135 million as of September 30, 2015 (December 31, 2014: € 180 mil-lion) and the disposal groups included no liabilities as of September 30, 2015 and December 31, 2014.

In the first quarter 2015, the Group classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale within the Corporate Division Non-Core Operations Unit. Under the disposal transaction, DP World, a Dubai-based marine terminal operator, agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 391 million (CAD 580 million). Its classification as a disposal group held for sale did not result in an impairment loss. The sale was completed in the third quarter 2015.

Deutsche Bank	Consolidated Financial Statements	137
Interim Report as of September 30, 2015	Other Financial Information (unaudited)
	Events after the Reporting Period

As of September 30, 2015 and December 31, 2014, there were no unrealized net gains relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Infrastructure	Piecemeal sale of parts of the Group’s wholesale banking information technology (IT) infrastructure to Hewlett Packard.	None.	Second quarter 2015

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	138
Interim Report as of September 30, 2015	Non-GAAP Financial Measures
	Return on Equity Ratios

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”.

Return on Equity Ratios

The Group reports a number of return on equity ratios. These ratios comprise the pre-tax and post tax return on average shareholders’ equity, the pre-tax and post-tax return on average active equity and the post-tax return on average tangible shareholders’ equity. All five ratios are set forth in the table below.

	Three months ended		Nine months ended
in %	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Pre-tax return on average shareholders’ equity	(35.3)	1.6	(6.5)	6.4

Post-tax return on average shareholders’ equity	(34.8)	(0.6)	(8.8)	2.7

Post-tax return on average tangible shareholders’ equity	(43.9)	(0.7)	(11.2)	3.6

Pre-tax return on average active equity	(35.6)	1.6	(6.6)	6.4

Post-tax return on average active equity	(35.2)	(0.6)	(9.0)	2.8

Pre-tax returns on average shareholders’ equity and pre-tax return on average active equity are defined as IBIT attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity or average active equity, respectively. The post-tax returns on average shareholders’ equity, average tangible shareholders’ equity and average active equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity, average tangible shareholders’ equity and average active equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests, as shown in the Consolidated Statement of Income.

IBIT attributable to Deutsche Bank Shareholders is based on income (loss) before income taxes (IBIT) less IBIT attributable to noncontrolling interests as follows:

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Income (loss) before income taxes (IBIT)	(6,101)	266	(3,393)	2,864

Less (income) loss before income taxes attributable to noncontrolling interests	12	(3)	(26)	(24)

IBIT attributable to Deutsche Bank shareholders	(6,089)	264	(3,419)	2,840

Deutsche Bank	Other Information (unaudited)	139
Interim Report as of September 30, 2015	Non-GAAP Financial Measures
	Book Value and Tangible Book Value per Basic Share Outstanding

At the Group level, tangible shareholders’ equity is the shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from active equity as allocated to the segments. Active equity represents the shareholders’ equity adjusted for dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Shareholders’ equity, tangible shareholders’ equity and active equity are presented on an average basis.

	Three months ended		Nine months ended
in € m.	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Average shareholders’ equity[1]	69,061	65,577	70,458	59,576

Average goodwill and other intangible assets	14,268	14,354	15,022	14,132

Average tangible shareholders’ equity[1]	54,793	51,223	55,436	45,444

Average shareholders’ equity	69,061	65,577	70,458	59,576

Average dividend accruals	(647)	(647)	(905)	(737)

Average active equity[1]	68,415	64,930	69,553	58,840

[1]	Average shareholders’ equity, tangible shareholders’ equity and average active equity are calculated as the last four months average spot values for three months ended September 30, 2015 and three months ended September 30, 2014 and the last ten months average spot values for nine months ended September 30, 2015 and nine months ended September 30, 2014.

Average active equity figures are provided on a segmental basis. For the allocation of average active equity across the segments, please see “Segment Information (unaudited): Allocation of Average Active Equity” of this Interim Report.

The post-tax returns on average shareholders’ equity, average tangible shareholders’ equity and average active equity at the Group level reflect the reported effective tax rate for the Group. For the post-tax return on average active equity of the segments, a 35 % tax rate was applied for the current quarter, the prior year’s third quarter, the nine months ended September 30, 2015, and the nine months ended September 30, 2014.

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Sep 30, 2015	Dec 31, 2014
Total shareholders’ equity (Book value)	63,949	68,351

Goodwill and other intangible assets	(9,932)	(14,951)

Tangible shareholders’ equity (Tangible book value)	54,016	53,400

Basic Shares Outstanding

in million (unless stated otherwise)	Sep 30, 2015	Dec 31, 2014
Number of shares issued	1,379.3	1,379.3

Treasury shares	(0.8)	(0.3)

Vested share awards	6.8	6.8

Basic shares outstanding	1,385.2	1,385.8

Book value per basic share outstanding in €	46.16	49.32

Tangible book value per basic share outstanding in €	38.99	38.53

Deutsche Bank	Other Information (unaudited)	140
Interim Report as of September 30, 2015	Non-GAAP Financial Measures
	Valuation Adjustments

Valuation Adjustments

This Interim Report and other documents the Group has published or may publish refer to the Credit Valuation Adjustment (CVA), the Debt Valuation Adjustment (DVA) and the Funding Valuation Adjustment (FVA).

As described in Note 14 ‘Financial Instruments Carried at Fair Value’ of the Group’s Financial Report 2014, CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

CVA under the CRR/CRD 4 capital rules increases the Group’s risk-weighted assets (RWAs). The Group has sought to mitigate these CVA RWA through hedging with credit derivatives. These regulatory hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item.

DVA incorporates the impact of the Group’s own credit risk in the fair value of financial liabilities, including derivative contracts.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

Deutsche Bank	Impressum	141
Interim Report as of September 30, 2015